FIS

Annual Report 2025



Unlocking financial technology.
Bringing the world's money into harmony.



Shareholder Letter from the CEO and President

To Our Shareholders:

We are witnessing a generational moment in financial services and I have never been more confident in FIS's position to capitalize on this moment for the benefit of our clients, shareholders, and colleagues.

Three powerful forces are converging simultaneously to reshape our industry. Each one plays directly to our strengths and to our clients' most urgent needs.

1 The first is the enduring strength of the financial services industry. In the midst of a highly uncertain macroeconomic and geopolitical environment, banks and capital markets firms are well-capitalized and continue to post strong operating results. Regulations that constrained growth are being eased. Borrowing and trading volumes are at all-time highs. Buoyed by these tailwinds, financial institutions of every size are investing in new markets, new products, and new technology at a pace not seen in years. And they are turning to FIS to help them achieve these growth agendas.

2 The second force is consolidation. We saw approximately $50 billion in announced bank M&A in 2025, up 30% from the prior year, including a wave of mega deals creating super-regional banks with expanded geographic footprints and dramatically more complex technology needs. This consolidation dynamic is a powerful tailwind for FIS because of our unique ability to apply leading-edge technology to address an organization's most complex, mission-critical challenges. Over the past year we have been on the winning side of most major transactions, with renewal rates with large financial institutions exceeding 90%.

3 The third force is technology and specifically, the emergence of artificial intelligence as a competitive imperative. Adoption of AI technologies across financial services has increased eightfold since 2023. Spending on technology overall is projected to grow roughly 30% by 2029 as financial institutions look to reduce costs, enhance efficiency, and modernize to better compete with both traditional and non-bank fintech providers.

In this rapidly changing environment, the organizations that move the fastest and intelligently will define the next era of financial services. Our job is to make sure our clients are among them.

Following another strong financial performance in 2025 and the closing of one of the largest acquisitions in our history, Total Issuing Solutions, FIS has never been better positioned to deliver on that commitment.

A Glimpse of the Future

Emerging technologies are already reshaping financial services in fundamental and very visible ways. Today you can ask a virtual assistant to check your account balance, flag a suspicious charge, or walk you through your spending patterns. Chatbots can open new accounts. Algorithms can suggest the right savings product at the right moment.

But what is coming next is of a fundamentally different order of magnitude and it is arriving faster than most people realize.

Imagine an AI agent that doesn't just research a stock investment, but executes the trade, rebalances your broader portfolio in response to market movements, and proactively flags tax implications, all while you sleep.

Imagine a corporate treasury agent that negotiates supplier payment terms, optimizes working capital across dozens of markets in real time, and reroutes transactions automatically when fraud is detected without a single human instruction.

Imagine a lending agent that underwrites a complex commercial loan, pulls together documentation across multiple systems, ensures regulatory compliance across jurisdictions, and delivers a credit decision in minutes rather than weeks.

This is the promise of "orchestrated intelligence" which goes far beyond answering questions and generating content to autonomously making decisions and completing complex, multi-step financial tasks with minimal human interaction. Unlike earlier waves of automation that required explicit rules and structured inputs, orchestrated AI can reason, plan, decide and act across interconnected systems in ways that were simply not possible before.

The implications for financial services are profound. When combined with real-time data, cloud infrastructure, embedded finance, and the vast transaction networks that underpin the global economy, agentic AI has the potential to transform both the customer experience and the operating model of financial institutions.

Forward-looking institutions are moving quickly to capitalize on these opportunities. In close partnership with our clients, FIS is leading the way by building the scalable platforms, end-to-end solutions, and AI orchestration capabilities that will power this next era.

The Modernization Challenge

More so than any time in the past, success in the financial services marketplace will go to those organizations that fully leverage their data assets combined with their technology assets and put them to work in service of their customers for more modern outcomes and experiences.

Data is the modern gold of the AI economy. The natural language processing models within AI technologies need massive amounts of data to do their job. And in the highly regulated financial services industry, that data must be extremely high-quality, comprehensive, secure, and authoritative.

Financial institutions are fortunate to be sitting on top of deep reservoirs of proprietary data accumulated over decades of customer relationships. These data assets reside in systems of record held in core platforms that are deeply integrated into regulated workflows and are governed by enterprise-grade governance, security, and auditability. When insights reveal the needs, behaviors, and preferences of their customers, these data assets represent a powerful business advantage that cannot be easily replicated.

The reality, however, is that today's financial institutions are unable to fully tap into that richness because their data is fragmented among disparate systems across the enterprise. This is the reason why, despite an eightfold increase in the adoption of AI technologies since 2023, banks and other financial institutions are struggling to scale their AI implementations beyond limited, isolated use cases.

To win in the marketplace of the future, financial institutions need to do several things simultaneously. They need to modernize their systems to open them to integrate with newer technology, break down data silos, establish tight governance over data integrity and security, build seamless human- and machine-enabled experiences, and invest in advanced cybersecurity and fraud detection all while meeting substantive regulatory requirements.

It's a huge challenge, and it's one that goes well beyond technology, data, or even business intelligence. The defining challenge of the era for financial institutions around the world is to get all their systems harmonized, where humans and autonomous AI agents are working together to serve customers with accurate, real-time information.

The FIS Difference

Enter FIS.

FIS brings to this generational moment in financial services a set of advantages that are uniquely positioned for this generational moment in financial services.

Chief among those advantages is our unmatched scope and scale. We are the only fintech provider

Orchestrated AI can reason, plan, decide and act across interconnected systems **in ways that were simply not possible before.**

that operates across the full spectrum of the global money lifecycle, from money-at-rest in banking and wealth management accounts, to money-in-motion within card networks and corporate treasury systems, to money-at-work in investment and trading accounts.

We take pride in providing the industry's most secure, mission-critical financial technology, at a scale that is unrivaled among our competitors. And, at a time when data is key to success, FIS holds the most comprehensive data set in the industry. Our systems manage core banking data across 190 million accounts globally, processing more than 73 billion transactions annually across our credit, debit, and payments networks. Nearly 12% of the world's economy runs through our technology every day.

This privileged position at the center of the global financial system gives us a uniquely holistic view of the complexities of the money lifecycle. What's more, as a regulated entity ourselves, we understand the vital importance of enterprise-wide governance, data integrity, and security.

When put together, these advantages create a powerful differentiating position for FIS in a rapidly changing marketplace. In an age of agentic commerce, FIS is able to help organizations orchestrate their data across all channels, products, and workflows to create a holistic view of customer activity and then deploy that data in real-world AI models where humans and autonomous agents work together to execute tasks, make decisions and take action, with authoritative data and auditability at every point in the money chain. It is orchestrated intelligence, and it is core to our future.

Repositioning FIS for Accelerated Growth in an Age of AI

We are putting these formidable assets to work in service of our clients' journey to modernize.

FIS is privileged to serve a marquee set of more than 14,000 clients in 75 countries around the world. Our clients range from the largest banks and capital markets firms to community and regional banks, credit unions, insurers, and corporate treasury departments. Many of our client relationships extend back decades, reflecting the value we have brought to them through wave after wave of technological change.

In recent years we have been building on our core strengths to position our clients and FIS, for accelerated growth in a rapidly transforming digital marketplace. At the center of that work is a belief that the financial institutions best positioned for the future are those that run on modern, cloud-native infrastructure, and that FIS's job is to get them there.

Through our business improvement efforts, we have tightened our strategic focus on our core business of serving the financial services industry. We have deepened our alignment with clients, streamlined our processes to enhance customer support and delivery, and built a culture of excellence where our clients are at the center of everything we do. We have accelerated product design and development, shifted capital investments toward higher-value technology, and transformed our cost base by streamlining and simplifying our operations.

We view AI as a strategic accelerant, and we are deploying it across our organization to speed the



Our systems manage core banking data across **190 million accounts** globally, processing more than **73 billion transactions** annually across our networks. **Nearly 12% of the world's economy runs through our technology every day.**

flow of innovations to our clients and drive stepwise improvements in our productivity and efficiency. We quadrupled our investments on initiatives to unify our data stack, deploy AI agents that drive real client outcomes, and build domain-specific AI capabilities. The result is differentiated value for clients on the things that matter most: fraud prevention, deposit and lending growth, and operational efficiency.

With our recent $13.5 billion acquisition of the former Global Payments' Issuer Solutions business, we have taken our transformation to the next level. This highly complementary acquisition is truly a game changer for FIS. It brings market-leading capabilities in credit processing, fraud, and other value-added solutions to our existing banking and payments portfolio, positioning FIS as the market leader in providing end-to-end credit and debit processing solutions to the largest financial institutions and corporations in the world.

In addition to this transformative acquisition, we continue to expand our capabilities through targeted deals and partnerships. Our acquisition of Amount gives us a modern digital-native, cloud-first, account opening solution and we have already won nearly 30 new client deals since acquiring this capability. Our acquisition of Droit strengthens our competitive position in capital markets compliance, leveraging computational law and AI to help clients make millions of accurate regulatory decisions across global jurisdictions. Our acquisition of Demica provides a market-leading supply chain finance solution.

These capabilities complement a growing ecosystem of industry partnerships, all part of a build-buy-partner approach designed to acquire what differentiates us and buy or partner with what accelerates us, enabling us to increase the speed at which we bring high-quality innovation to our clients.

ACQUISITION OVERVIEW

GLOBAL PAYMENTS' ISSUER SOLUTIONS	AMOUNT	droit	DEMICA
brings market-leading capabilities in credit processing, fraud, and other value-added solutions to our existing banking and payments portfolio, positioning FIS as the market leader in providing end-to-end credit and debit processing solutions to the largest financial institutions and corporations in the world.	gives us a modern digital-native, cloud-first, account opening solution and we have already won nearly 30 new client deals since acquiring this capability.	strengthens our competitive position in capital markets compliance, leveraging computational law and AI to help clients make millions of accurate regulatory decisions across global jurisdictions.	provides a market-leading supply chain finance solution.

Winning in the Marketplace

Our strengthened competitive positioning is translating directly into client outcomes and marketplace momentum.

Financial institutions and corporations, large and small, are increasingly turning to FIS to modernize their technology, streamline their operations, and bring new levels of service and convenience to their customers.



1. Top-tier banks around the world are choosing FIS digital, core, and payments technology to power their future growth, including major recent wins with a top 10 U.S. bank, a leading bank in New Zealand, and one of India's largest public sector banks.



2. Regional U.S. banks are standardizing on FIS core banking technology as they gain critical mass through acquisitions. Of the more than 170 bank consolidation deals announced in 2025, FIS technology was chosen as the future banking platform for the majority of these transactions. A CEO of one large bank publicly cited FIS technology as the most scalable platform available to help consolidate acquisitions and accelerate growth.

3. Bank adoption of our payments and NYCE debit-card network services continues to grow as we deploy AI and machine learning technologies to unlock data insights and detect and prevent fraud.

4. Leading capital markets firms and hedge funds on both the buy-side and sell-side are leveraging FIS leading-edge trading, asset servicing, and cleared derivatives solutions to transform their client-facing and back-office operations.

5. Traditional and alternative lenders alike, including one of the largest financial institutions in Australia, are choosing FIS market-leading lending solutions to expand their footprint and deepen their end-to-end lending capabilities.

6. Corporate CFO and treasury departments, including one of the world's largest engineering firms, are choosing FIS treasury and risk management solutions to improve visibility into real-time cash flows while navigating complex risks.

We are also seeing significant momentum in our new platform capabilities. Our agentic AI platform, the industry's first end-to-end solution supporting agent-driven payments, is enabling banks to participate meaningfully in the emerging agentic commerce economy. Our Money Movement Hub has already attracted over 100 clients. And Smart Basket, our real-time, AI-powered solution that analyzes shopping behavior to apply optimal payment methods, personalized rewards, and targeted promotions at point of checkout, is redefining what client value can look like in a modern banking environment.

Our solutions continue to receive high rankings from industry analysts for their modern, leading-edge capabilities. Gartner, for instance, recently named FIS a leader in its Magic Quadrant for Banking Payment Hub Platforms, and IDC positioned FIS as a leader in its 2025-2026 MarketScape for AI-Enabled Enterprise Treasury and Risk Management Applications.

Each of these proof points tells the same story: when financial institutions are ready to modernize, they turn to FIS.











Gartner® Magic Quadrant™ for Banking Payment Hub Platforms 2025

Financial Progress and Market Recognition

The benefits of our work are showing up in our financial results.

We reported strong results in 2025 that met or exceeded our financial commitments. Our adjusted revenue growth accelerated for the third consecutive year to 6%, driven by a continued turnaround in our Banking Solutions business and another year of strong growth in our Capital Markets business.

As we continue to streamline our operations and pivot toward higher-margin solutions, our profitability is steadily improving. We reported adjusted EBITDA of $4.3 billion in 2025, and our adjusted earnings per share grew 10% to $5.75. Importantly, we are converting more of our quality earnings to cash that can be used to grow the business, reduce debt, and return to shareholders. We generated $2.2 billion in adjusted free cash flow in 2025 while returning $2.1 billion to shareholders through dividends and share repurchases.

FIS is also being recognized in the marketplace for our vision and leadership. For the second straight year, TIME recognized FIS as one of the World's Best Companies. We were also recognized on Fast Company's Best Workplaces for Innovators list and CNBC's rankings of Top 250 Fintech Companies.

While our stock price recently has been under pressure along with the rest of the fintech sector, I am confident that as we continue to execute our strategy, our progress will be recognized by the marketplace.

As we continue to streamline our operations and pivot toward higher-margin solutions, our profitability is steadily improving.

We reported adjusted EBITDA of $4.3 billion in 2025, and our **adjusted earnings per share grew 10% to $5.75**

Uniquely Positioned in a Fast-Changing Industry

As we move through 2026, I have never been more excited about the future of FIS.

Because of the work we've done to transform our competitive profile, we are uniquely positioned to capitalize on the trends reshaping the financial services sector. We have the people, the solutions, the client relationships, the global scale, and the data assets to seize the growth opportunities in front of us at this important inflection point in our industry. And we have something else that matters just as much: a deep and enduring commitment to the clients we serve.

Every platform we build, every acquisition we make, and every partnership we forge is driven by one question — does this make our clients more successful? That relentless client focus is our north star, and it is what I am most proud of as I reflect on the year behind us and look ahead to the year in front of us.

I would like to thank our employees for their continued hard work and commitment. They are the spark that makes innovation happen where technology meets the real-world needs of our clients. I am also deeply grateful to the FIS Board of Directors, especially Chair Jeffrey Goldstein, for their ongoing support and counsel.

Thank you for your investment in FIS. I look forward to reporting on our continued progress.



Stephanie

Stephanie Ferris
Chief Executive Officer and President

We generated $2.2 billion in adjusted free cash flow in 2025 **while returning $2.1 billion to shareholders** through dividends and share repurchases.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File No. 001-16427

Fidelity National Information Services, Inc.

(Exact name of registrant as specified in its charter)

Georgia	**37-1490331**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
347 Riverside Avenue	
Jacksonville, Florida	**32202**
(Address of principal executive offices)	*(Zip Code)*

(904) 438-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**FIS**	**New York Stock Exchange**
1.500% Senior Notes due 2027	**FIS27**	**New York Stock Exchange**
1.000% Senior Notes due 2028	**FIS28**	**New York Stock Exchange**
2.250% Senior Notes due 2029	**FIS29**	**New York Stock Exchange**
2.000% Senior Notes due 2030	**FIS30**	**New York Stock Exchange**
3.360% Senior Notes due 2031	**FIS31**	**New York Stock Exchange**
2.950% Senior Notes due 2039	**FIS39**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer ☐	Smaller reporting company	☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐   No ☒

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by nonaffiliates was $42,560,250,917 based on the closing sale price of $81.41 on that date as reported by the New York Stock Exchange. For the purposes of the foregoing sentence only, all directors and executive officers of the registrant were assumed to be affiliates. The number of shares outstanding of the registrant's common stock, $0.01 par value per share, was 514,403,688 as of February 20, 2026.

The information in Part III hereof is incorporated herein by reference to the registrant's Proxy Statement on Schedule 14A for the fiscal year ended December 31, 2025, to be filed within 120 days after the close of the fiscal year that is the subject of this Report.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
2025 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

Unless stated otherwise or the context otherwise requires, all references to "FIS," "we," "our," "us," the "Company" or the "registrant" are to Fidelity National Information Services, Inc., a Georgia corporation, and its subsidiaries. Also, amounts in tables may not sum or calculate due to rounding.

PART I

Item 1. *Business*

Overview

About FIS

FIS is a financial technology company providing solutions to financial institutions, businesses and developers. We unlock financial technology to the world across the money lifecycle underpinning the world's financial systems. Our people are dedicated to advancing the way the world pays, banks and invests, by helping our clients to confidently run, grow and protect their businesses. Our expertise comes from decades of experience helping financial institutions and businesses of all sizes adapt to meet the needs of their customers by harnessing where reliability meets innovation in financial technology. Headquartered in Jacksonville, Florida, FIS is a member of the Fortune 500® and the Standard & Poor's 500® Index. FIS is incorporated under the laws of the State of Georgia as Fidelity National Information Services, Inc., and our stock is traded under the trading symbol "FIS" on the New York Stock Exchange.

Growth and Strategy Objectives

Our growth continues to be driven by the expansion of our clients' businesses, our internal development of innovative solutions, our focused sales and marketing efforts and our deepening reach across global financial ecosystems. Strategic acquisitions and partnerships have further enhanced our offerings, diversified our client portfolio, and expanded our reach into new and attractive markets aligned with our long-term objectives. As we advance our transformation into a platform company, we are embedding artificial intelligence ("AI") across our solutions and operations. We have shifted to a functional operating model, streamlining decision-making, fostering closer collaboration across the organization and with our clients. By reallocating resources toward high-value, integrated client experiences and modernizing our technology infrastructure, we are strengthening our competitive position and operational resilience.

Worldpay Sale and Issuer Solutions Acquisition

On January 31, 2024, we completed the sale (the "2024 Worldpay Sale") of a 55% equity interest in our Worldpay Merchant Solutions business to private equity funds managed by GTCR, LLC (such funds, the "Buyer"). FIS retained a non-controlling 45% equity interest in a new standalone joint venture, Worldpay Holdco, LLC ("Worldpay"), following the closing of the 2024 Worldpay Sale. In connection with the 2024 Worldpay Sale, FIS and Worldpay entered into commercial agreements, preserving a key value proposition for clients of both businesses and reducing potential dis-synergies. FIS and Worldpay also entered into additional agreements as described in Note 4 to the consolidated financial statements.

On April 17, 2025, FIS entered into definitive agreements to (i) buy the Issuer Solutions business (the "Issuer Solutions Business") from Global Payments Inc. ("Global Payments") ("the Issuer Solutions Acquisition") and (ii) sell its remaining equity interest in Worldpay to Global Payments (the "2026 Worldpay Minority Interest Sale"). The transaction closed on January 9, 2026. We funded the Issuer Solutions Acquisition through a combination of approximately $7.7 billion of new debt and the 2026 Worldpay Minority Interest Sale.

Competitive Strengths

We believe our competitive strengths include the following:

- *Brand.* FIS is a highly respected brand known globally for innovation and thought leadership in the financial services sector.

- *Extensive Domain Expertise and Portfolio Breadth.* FIS' significant expertise in the markets and domains we serve enables us to deliver a broad range of innovative software applications and flexible service offerings, ranging from managed processing arrangements, either at the client site or hosted at an FIS data center or in our private cloud, to traditional license and maintenance arrangements. Our component-based platform offers clients an extensive solution set with modern, streamlined capabilities.

- *Excellent and Long-term Relationships with Clients.* A significant percentage of our business relates to solutions provided under multi-year, recurring contracts. The nature of these relationships allows us to develop close partnerships with our clients, resulting in high client retention rates. As the breadth of FIS' service offerings has expanded, we have found that our deep and broad access within our clients' organizations presents greater opportunities for cross-selling and up-selling solutions to our clients.

- *Data and Cloud-based Technologies.* FIS harnesses advanced analytics, AI, and real-time data insights across our platforms to deliver differentiated solutions that enhance decision-making, improve operational efficiency, and create personalized client experiences. By integrating emerging technologies such as machine learning, cloud-native architectures, and API-driven ecosystems, we strengthen our ability to innovate rapidly, scale securely, and maintain a leadership position in a dynamic financial services landscape.

- *Global Distribution and Scale.* We are a global leader in many of the markets we serve, supported by a large, knowledgeable talent pool of employees around the world. Our worldwide presence and global scale enable us to leverage our array of solution offerings, client relationships, and modern infrastructure to drive revenue growth and operating efficiency.

Strategy

Our mission is to deliver superior solutions to our clients and to expand our client base to generate sustained revenue and earnings growth for our shareholders. Our strategy to achieve this goal is built on the following pillars:

- *Build, Buy, or Partner to Add Solutions to Win New Clients and Cross-sell to Existing Clients.* We continue to execute a disciplined build, buy and partner model embedded in product development, technology investment and go-to market execution. By investing in solution innovation, we expand our value proposition to our clients and prospects.

- *Support Our Clients Through Innovation.* Changing market dynamics, particularly in the areas of digital delivery, information security and AI are transforming the way our clients operate and compete. These dynamics are driving increased demand for integrated, modular solutions built on our intellectual property. Our depth of service capabilities and platform provider model position us to engage earlier in clients' planning and design processes, collaborate with fintechs and third-party developers, and deliver innovation solutions that help clients navigate change, enhance resilience and accelerate growth.

- *Drive Efficiency and Scalability.* We strive to improve the efficiency of our operations through investments in new technologies, processes and infrastructure modernization. We also leverage a one-to-many operating model to drive high incremental margins on revenue growth, while also providing cost-effective solutions for our clients.

- *Expand Distribution.* Through our global sales force and strategic commercial partnerships, we drive growth through client additions and the expansion of existing client relationships in support of our clients' growth ambitions. Our clients range from large banks, financial institutions and other enterprises, including multi-national clients, to community or regional financial institutions and other businesses.

- *Allocate Our Capital and Resources Strategically.* As we make decisions with respect to building, buying or partnering to drive innovation in support of our clients, we prioritize the allocation of capital and other resources to the opportunities providing the highest client benefit and growth potential. We also continually review our portfolio of assets and businesses to assess their fit with our strategy and will, from time to time, decide to wind down or divest businesses or assets to redeploy capital to our areas of strategic focus. We believe that keeping our team and our capital strategically focused benefits our existing clients and our ability to win new clients. At the same time, to the extent our businesses generate excess cash, we strategically use it to repurchase shares, repay debt, pay dividends or for other corporate purposes.

Segment Information

FIS reports its financial performance based on the following segments: Banking Solutions ("Banking"), Capital Market Solutions ("Capital Markets") and Corporate and Other.

The Worldpay Merchant Solutions business included the former Merchant Solutions segment in addition to a business previously included in the Corporate and Other segment. The results of the Worldpay Merchant Solutions business have been recast as discontinued operations for all periods presented. As such, the related results have been excluded from continuing operations and segment results, and the Company no longer reports the Merchant Solutions segment. See Notes 1 and 3 to the consolidated financial statements for further information regarding the Worldpay Merchant Solutions disposal group and its discontinued operations. FIS' share of the net income of Worldpay is reported as equity method investment earnings (loss).

Our consolidated results generally do not reflect pronounced seasonality. However, quarterly revenue and margins for each segment may vary based on the timing of recognition of certain non-recurring revenue, including software licenses and termination fees.

For information about current trends in market demand, see "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* - Business Trends and Conditions."

Revenue by Segment

The table below summarizes our revenue by reporting segment (in millions):

	2025	2024	2023
Banking Solutions	$ 7,285	$ 6,892	$ 6,743
Capital Market Solutions	3,196	2,979	2,766
Corporate and Other	196	256	322
Total Consolidated Revenue	$ 10,677	$ 10,127	$ 9,831

Banking Solutions ("Banking")

The Banking segment is focused on serving financial institutions with core processing software, transaction processing software and complementary applications and services, many of which interact directly with core processing software. We sell these solutions on either a bundled or stand-alone basis. Clients in this segment include global financial institutions, U.S. regional and community banks, credit unions and commercial lenders, as well as government institutions and other commercial organizations. We provide our clients integrated solutions characterized by multi-year processing contracts that generate recurring revenue. The predictable nature of cash flows generated from the Banking segment provides opportunities for further investments in innovation, integration, information and security, and compliance in a cost-effective manner.

Our solutions in this segment include the following:

- *Core Processing and Ancillary Applications.* Our core processing software applications, including deposit and lending, customer management and other central management systems, are designed to run banking processes for our financial institution clients. Clients use these applications to maintain the primary records of their customer accounts. Our diverse selection of market-focused core processing software applications enables FIS to compete effectively in a wide range of markets. We continue to invest in our core modernization efforts to further differentiate our offerings for the long term. We also offer a number of solutions that are ancillary to the primary applications listed above, including branch automation, back-office support systems and compliance support.

- *Digital, including Mobile and Online.* Our comprehensive suite of retail and commercial applications enables financial institutions to streamline and integrate customer-facing operations with back-office processes, thereby improving customer experience across channels (e.g., branch, internet, mobile, ATM, and call centers). FIS' focus on real-time consumer access has driven significant market innovation in multi-channel, API-enabled embedded and multi-hosted solutions, underpinned by a strategy that provides tight integration and a seamless customer experience. Our innovative digital banking capabilities are now available to financial institutions with continually expanding functionality. Our digital offerings are integrated with core banking platforms offered by FIS and are also offered to customers of non-FIS core systems.

- *Fraud, Risk Management and Compliance.* Our decision solutions offer a spectrum of options that cover the account lifecycle from helping to identify qualified account applicants to managing existing customer accounts and fraud. Our applications enable Know Your Customer, new account decisioning and opening, account and transaction management, fraud management and collections. Our risk management solutions use our proprietary risk management models and data sources to assist in detecting fraud and assessing the risk of opening a new account. Our systems use a combination of advanced authentication procedures, predictive analytics, AI modeling and proprietary and shared databases to assess and detect fraud risk for deposit, card and other transactions for financial institutions.

- *Card and Retail Payments.* Our card and retail payment technology solutions allow clients to issue VISA®, MasterCard® or other payment network-branded credit and debit cards or other electronic payment cards for use by both consumer and business accounts. Card-based volumes continue to increase, driven by both the number of accounts on file and the number and value of transactions per month. We offer EMV (Europay, MasterCard and Visa) integrated circuit cards, often referred to as chip cards, as well as a variety of stored-value card types and loyalty programs, including our Premium Payback service that allows our financial institutions' customers to use loyalty points at a variety of merchant point-of-sale systems. Our integrated solutions range from card production and activation to processing to an extensive range of fraud management solutions and value-added loyalty programs designed to increase card usage and fee-based revenue for financial institutions and merchants. Many of our programs are full service, including most of the operations and support necessary for an issuer to operate a credit card program; however, we do not make credit decisions for our card issuing clients. We also provide specialized solutions such as virtual card, accounts payable and expense management, commercial processing and real-time alerts. We are also a leading provider of prepaid card solutions, which include digital cards, gift cards and reloadable cards, with end-to-end solutions for the development, processing and administration of stored-value programs, including government benefit programs. Our closed-loop gift card solutions and loyalty programs provide merchants compelling solutions to drive consumer loyalty.

- *Electronic Funds Transfer and Network.* Our electronic funds transfer and debit card processing businesses offer settlement and card management solutions for financial institution card issuers. We offer a modern, core-agnostic payment hub with real-time fraud monitoring across payment rails. We own and operate several U.S. domestic debit, prepaid, ATM and credit networks that carry transactions for a variety of transaction modes. Our networks connect millions of cards and point-of-sale locations nationwide, providing consumers with secure, real-time access to their money. Also through our networks, clients such as financial institutions, retailers and independent ATM operators can capitalize on the efficiency, consumer convenience and security of electronic real-time payments, real-time account-to-account transfers, and strategic alliances, such as surcharge-free ATM network arrangements.

- *Wealth and Retirement.* We provide wealth and retirement solutions that help banks, trust companies, brokerage firms, insurance firms, retirement plan professionals, benefit administrators and independent advisors acquire, service and grow their client relationships. We provide solutions for client acquisition, transaction management, trust accounting and recordkeeping that can be deployed stand-alone, as part of an integrated wealth or retirement platform, or on an outsourced basis.

- *Item Processing and Output Solutions.* Our item processing solutions furnish financial institutions with the technology needed to capture data from checks, transaction tickets and other items; image and sort items; process exceptions through keying; and perform balancing, archiving and the production of statements. Our item processing services are performed at one of our multiple item processing centers located throughout the U.S. or on-site at client locations. Our extensive solutions include distributed (i.e., non-centralized) data capture, mobile deposit capture, check and remittance processing, fraud detection, and document and report management. Clients encompass banks and corporations of all sizes, from de novo banks to the largest financial institutions and corporations. We offer a number of output solutions that are ancillary to the primary solutions we provide, including print and mail capabilities, document composition software and solutions, and card personalization fulfillment solutions. Our print and mail solutions offer complete computer output solutions for the creation, management and delivery of print and fulfillment needs. We provide our card personalization fulfillment solutions for branded credit cards and branded and non-branded debit and prepaid cards.

Capital Market Solutions ("Capital Markets")

The Capital Markets segment is focused on serving global financial services clients and multi-national corporations with a broad array of buy- and sell-side, treasury, risk management and lending solutions. Clients in this segment include asset managers, private equity firms, sell-side securities brokerage and trading firms, insurers, asset and auto financiers and other commercial organizations. Our solutions include a variety of mission-critical buy- and sell-side applications for recordkeeping, data and analytics, trading and financing, as well as corporate treasury and risk management applications. Capital Markets clients purchase our solutions in various ways including licensing and managing technology "in-house," using consulting and third-party service providers, as well as procuring fully outsourced end-to-end solutions. Our long-established relationships with many of these financial and commercial institutions generate significant recurring revenue. We have made, and continue to make, investments in modern platforms, advanced technologies, open APIs, machine learning and AI, and regulatory technology to support our Capital Markets clients.

Our portfolios in this segment include the following:

- *Trading and Asset Services.* We offer solutions that support our customers across the buy and sell sides of the capital markets industry, assisting them to control their front, middle and back office operations through integrated ecosystems. Our solutions support institutional investors, managers, broker-dealers, asset servicers and transfer agents across all asset classes including private equity, hedge, credit, and traditional. Our Trading solutions focus on advanced trade life-cycle management, including market making and risk management, cleared derivatives processing, securities processing and securities finance, tax processing, and regulatory compliance, including anti-money laundering (AML) and trade surveillance. Our Asset Servicing solutions support every stage of the investment process, from research and portfolio management to order and position management, valuation, risk management, corporate actions, reconciliation, investment accounting, investor accounting, transfer agency and client reporting. Our solutions improve both investment decision making and operational efficiency, while managing risk and increasing transparency across the industry.

- *Lending*. Our lending solutions offer full life-cycle commercial lending functionality from loan origination, commercial credit assessment and customer risk rating to loan servicing and data analytics. We also offer leveraged and syndicated loan markets solutions that manage amendments, secondary market trading, deal management and bookrunning. In the asset finance space, we offer a single, end-to-end leasing platform that helps auto and equipment finance companies manage the entire financing process, supporting origination and pricing, credit decisioning, contract management, servicing and collections.

- *Treasury and Risk.* Our treasury solutions help chief financial officers and treasurers manage working capital by reducing risk and improving communication and response time between a company's buyers, suppliers, banks, and other stakeholders. Our end-to-end financial management framework helps bring together receivables, treasury, and payments for a single view of cash and risk, which helps our clients optimize business processes for enhanced liquidity management. Our risk portfolio of solutions manages market and credit risk and regulatory compliance for banks and actuarial risk for insurance firms.

Corporate and Other

The Corporate and Other segment consists of corporate overhead expense, certain leveraged functions and miscellaneous expenses that are not included in the operating segments, as well as certain non-strategic businesses. The overhead and leveraged costs relate to corporate marketing, finance, accounting, human resources, legal, compliance and internal audit functions, as well as other costs, such as acquisition, integration and transformation-related expenses and amortization of acquisition-related intangibles, that are not considered when management evaluates revenue-generating segment performance. Our other operating income recorded in connection with our transition services arrangements with Worldpay is also recorded in Corporate and Other.

Sales and Marketing

Our sales personnel have expertise in particular solutions, geographic markets and industry verticals, as well as across our various client segments. We believe that focusing our expertise on clients in specific markets and tailoring integrated solution sets to participants in those markets enables us to better serve our clients and makes our offerings more attractive to prospects. The majority of our prospects are identified via direct and/or indirect field sales, as well as inbound and outbound lead generation, telesales and virtual sales efforts.

Our global marketing team develops and leads the execution of global, role-specific and geography-based strategic marketing plans in support of the segments' reputation and relationship building goals in addition to their revenue and profitability goals. Key components of our strategic plans include brand amplification and digital enablement; market and competitive research; voice of the customer and client engagement; thought leadership; integrated go-to-market programs; internal communications and readiness; journalists and social media engagement; industry analyst relations; client events; trade shows; high-touch client programs; demand generation campaigns; account- and deal-based marketing programs; collateral development and management across digital and online channels; and the launch of new products to market.

Patents, Copyrights, Trademarks and Other Intellectual Property

In general, we own the intellectual property and proprietary rights that are necessary to conduct our business and are important to our future success, including trademarks, trade names, trade secrets, copyrights and patents. We license certain items from third parties under arms-length agreements for varying terms, including some "open source" licenses.

We rely on a combination of contractual restrictions, internal security practices, patents, trade secrets, copyrights and applicable law to establish and protect our software, technology and expertise worldwide. We rely on trademark law to protect our rights in our brands. We intend to continue taking commercially reasonable measures to protect our intellectual property rights, including by legal action when necessary and appropriate.

Competition

The markets for our solutions are intensely competitive across both established companies and new industry entrants. Depending on the business line, our primary competitors include, but are not limited to, internal technology or software development departments within financial institutions or other large companies; global and regional companies providing banking, payment and capital markets solutions and services; embedded payment solution providers; securities exchanges; asset managers; card associations; clearing networks or associations; trust companies; independent computer services firms; companies that develop verticalized software applications; companies owned by global banks selling competitive solutions; companies that provide customized development, implementation and support services; emerging technology innovators and business process outsourcing companies. Many of these companies compete with us across multiple solutions, market segments and geographies to varying degrees based on solution strength and distribution strength. Competitive factors impacting the success of our solutions include the quality of the technology-based application or service, breadth of application features and functions, ease of delivery and integration, the ability to maintain, enhance and support the applications or solutions, price and overall client experience. We believe that we compete vigorously in each of these categories. FIS is positioned to lead through rapid innovation, ecosystem partnerships, and the integration of new technologies. We actively monitor and respond to market trends, leveraging our domain expertise to enhance our platform of solutions.

Technology Development

Our technology development activities primarily relate to enhancing our proprietary core processing software applications and to designing and developing next-generation digital solutions, processing systems, software applications and risk management platforms, including componentized products with unified API-enabled access implemented on a cloud foundation. These development activities include modernizing our online product offerings for treasury services, digital banking, capital markets services, and our next-generation core banking platform. We expect to continue investing an appropriate level of resources to maintain, enhance and extend the functionality of our proprietary systems and software applications, to develop new and innovative software applications and systems to address emerging technology trends in response to the needs of our clients, and to enhance the resilience of our enterprise systems and the capabilities of our outsourcing infrastructure.

As part of our technology development process, we evaluate current and emerging technologies for compatibility with our existing and future software platforms and apply those that best support the evolving needs of our clients. In particular, we are strengthening our integration across software ecosystems, creating a consolidated enterprise data infrastructure, enhancing AI capabilities and readiness, and selectively pursuing outsourcing opportunities in technology and operations to support resiliency, agility and cost control. We are expanding AI capabilities of our key solutions through a combination of in-house development and partnership with industry leaders, with a focus on agentic capabilities and the development of select use cases in collaboration with clients.

Government Regulation

Our solutions are subject to a broad range of complex federal, state, and international regulations and requirements, as well as requirements under the rules of self-regulatory organizations including, without limitation, federal truth-in-lending and truth-in-savings rules, federal, state and international money transmission laws, state cybersecurity protection laws, data protection and privacy laws, cyber resilience laws, AI laws, usury laws, environmental, climate change, and sustainability laws and requirements, laws governing state trust charters, the Equal Credit Opportunity Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Bank Service Company Act, the Bank Secrecy Act, the USA Patriot Act, the United Kingdom ("U.K."). Money Laundering Regulations, the U.K. Proceeds of Crime Act, the U.K. Criminal Finances Act, the U.K. Sanctions and Anti-Money Laundering Act, the U.K. Economic Crime and Corporate Transparency Act, the European Union ("E.U.") Anti-Money Laundering Directives, the Internal Revenue Code, the Employee Retirement Income Security Act, the Health Insurance Portability and Accountability Act, the Community Reinvestment Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 (the "1940 Act"), anti-corruption laws including the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the U.K. Bribery Act 2010 (the "U.K. Bribery Act"), the rules and regulations of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), the Federal Financial Institutions Examination Council ("FFIEC"), the Consumer Financial Protection Bureau ("CFPB"), the Financial Conduct Authority in the U.K. ("FCA"), the Central Bank of Ireland in the Republic of Ireland ("CBI"), the Commission de Surveillance du Secteur Financier in Luxembourg ("CSSF"), the Jersey Financial Services Commission in Jersey, Channel Islands ("JFSC") and state financial services regulators (including enforcement of state cybersecurity laws). The compliance of our solutions with these and other applicable laws and regulations depends on a variety of factors, including the manner in which our clients use them. In some cases, we are directly subject to regulatory oversight and examination. In other cases, our clients are contractually, or as a matter of law, responsible for determining what is required of them under applicable laws and regulations and utilize our solutions to achieve compliance with those laws and regulations. In some cases, we may be required to support our clients in achieving compliance with certain laws and regulations by virtue of the services that we provide to them. For example, under the E.U. Digital Operational Resilience Act ("DORA"), which came into force in January 2025, our E.U. financial entity clients require us, as a designated "critical third-party provider" of information and communication technology services, to contract with and manage our relationships with them (and, where applicable, our relationships with critical third-party technology vendors in our supply chain) in accordance with the requirements of DORA. Failure to support our clients in achieving compliance with DORA and similar global regulatory regimes may cause us to lose revenue or clients and/or result in damage to our reputation, and may also attract scrutiny from regulators. In any event, the failure of our solutions to comply with applicable laws and regulations may result in suspension or revocation of permission-based regulatory licenses, restrictions on our ability to provide those solutions, the imposition of civil fines and/or criminal penalties, loss of client trust, and/or reputational damage. Further, regulatory authorities have the power to, among other things, enjoin "unsafe or unsound" practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced and direct the sale of subsidiaries or other assets. We may be adversely affected by increased regulatory scrutiny or related negative publicity.

The principal areas of regulation impacting our business are the following:

- *Oversight by Banking Regulators.* As a provider of electronic data processing and back-office services to financial institutions, FIS is subject to regulatory oversight and examination by the FFIEC, an interagency body of federal banking regulators including the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Comptroller of the Currency ("OCC"), the Board of Governors of the Federal Reserve System ("FRB"), the National Credit Union Administration ("NCUA") (collectively, the Federal Banking Agencies or "FBA") and the CFPB, including as part of the Multi-Regional Data Processing Servicer ("MDPS") program. The MDPS program includes technology suppliers that provide mission-critical applications for a large number of financial institutions that are regulated by multiple regulatory agencies. Periodic information technology examination assessments are performed using FFIEC Interagency guidelines to identify potential risks that could adversely affect serviced financial institutions, determine compliance with applicable laws and regulations that affect the services provided to financial institutions, and ensure the solutions we provide to financial institutions do not create systemic risk to the banking system or impact the safe and sound operation of the financial institutions for which we process. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our clients. We are also subject to review and examination by state and international regulatory authorities under state and foreign laws and rules that regulate many of the same activities that are described above, including electronic data processing, payments and back-office services for financial institutions and the use of consumer information.

Our U.S.-based wealth and retirement business holds a charter in the state of Georgia, which makes us subject to the regulatory compliance requirements of the Georgia Department of Banking and Finance. As a result, we are also authorized to provide trust services in various additional states subject to additional applicable state regulations.

- *Payment Services Oversight.* Our payment services businesses provide technology services to U.S. financial institutions and are, therefore, subject to oversight and examination by the FFIEC. Our payment services businesses are also subject to regulation, supervision, and enforcement authority of numerous governmental and regulatory bodies in the jurisdictions in which they operate, which include the CFPB and U.S. state regulators. These various regulatory regimes require compliance in respect of many aspects of our payment services businesses including without limitation corporate governance and oversight functions, capital requirements, liquidity, safeguarding, fee regulation adherence, technology and cyber resilience, anti-money laundering and sanctions.

- *Anti-Money Laundering.* The Company is subject to, both directly and indirectly, various anti-money laundering laws and regulations such as the Bank Secrecy Act in the United States and the Money Laundering Regulations and Proceeds of Crime Act in the U.K. These laws, among other requirements, impose obligations to develop and implement risk-based anti-money laundering programs, file regulatory reports on large cash transactions and suspicious activity, and collect and maintain certain records related to customers and transactions. Many U.S. states have similar laws that overlap with, and in some cases diverge from, U.S. federal and international laws. While these federal, state and international laws are broadly consistent, there may be circumstances where the requirements of a particular jurisdiction conflict with those of other jurisdictions. As these laws continue to develop and expand, our investment in compliance with these laws continues to grow, as does the cost of ongoing compliance.

- *Sanctions.* The Company is subject to certain U.S. federal, state and international economic and trade sanctions programs, such as those that are administered by the U.S. Treasury's Office of Foreign Assets Control (referred to as "OFAC"), which prohibit or restrict transactions to or from, or dealings with, specified countries and regions, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals, narcotics traffickers, and terrorists or terrorist organizations. Similar programs exist in a number of other jurisdictions, most notably those administered by the Office of Financial Sanctions Implementation ("OFSI") in the U.K., E.U. sanctions, and United Nations sanctions. We have implemented policies, procedures, and internal controls that are designed to comply with global economic sanctions programs which are increasingly complex and rapidly evolving in response to geopolitical events. Those policies and procedures require the screening of third parties with which the Company does business, including clients and vendors, and transactions where appropriate.

- *Anti-Corruption.* The Company is subject to applicable anti-corruption laws, including the FCPA and the U.K. Bribery Act, in the jurisdictions in which it operates. Anti-corruption laws generally prohibit offering, promising, giving, or authorizing others to give, anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise to gain an unfair business advantage, such as to obtain or retain business. The Company has implemented policies, procedures, training and internal controls that are designed to comply with such laws, rules and regulations.

- *Privacy and Data Protection.* The Company is subject to an increasing number of privacy and data protection laws, regulations and directives globally, including the General Data Protection Regulation ("GDPR") in the E.U., the California Consumer Privacy Act ("CCPA") as amended by the California Privacy Rights Act ("CPRA"), and various consumer privacy acts in other U.S. states that have followed, the Gramm-Leach-Bliley Act ("GLBA"), the Fair Credit Reporting Act ("FCRA"), and the Health Insurance Portability and Accountability Act ("HIPAA") in the United States; the U.K.'s General Data Protection Regulation ("U.K. GDPR") and Data Protection Act 2018; the General Personal Data Protection Act ("LGPD") in Brazil; the China Personal Information Protection Law ("PIPL"); and the Japanese Act on the Protection of Personal Information ("APPI") (referred to collectively as "Privacy Laws"). Many of these Privacy Laws place restrictions on the Company's ability to efficiently transfer, access and use personal data across its business. The legislative and regulatory landscape for privacy and data protection continues to evolve.

Our financial institution clients operating in the U.S. are required to comply with privacy regulations imposed under the GLBA and numerous similar state laws. GLBA and those state laws place restrictions on the use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The regulations under GLBA, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. As a provider of solutions to financial institutions, we are required to comply with the Privacy Laws and are bound by the same limitations on disclosure of the information received from our clients as apply to the financial institutions themselves. A determination that there have been violations of Privacy Laws could expose us to significant damage or compensation awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation. Certain operations of the Company are also subject to newer, comprehensive, U.S. state-level privacy laws that provide consumers with additional data protection rights, including the right to be informed about the personal information collected by third parties and the use of that personal information, and which also impose obligations on companies in connection with the use of personal information.

The Company is subject to the E.U.'s GDPR, which applies to all organizations processing the personal data of individuals in the E.U., regardless of where such organization is based. The GDPR has heightened our privacy and data protection compliance obligations, impacted our businesses' collection, processing and retention of personal data and imposed stricter standards for reporting personal data breaches.

- *Oversight by Securities Regulators.* Our subsidiary that conducts our broker-dealer business in the U.S. is registered as a broker-dealer with the SEC, is a member of FINRA, and is registered as a broker-dealer in numerous states. Our broker-dealer is subject to regulation and oversight by the SEC. In addition, FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including our broker-dealer. State securities regulators and various exchanges, including the New York Stock Exchange, also have regulatory or oversight authority over our broker-dealer. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, public and private securities offerings, use and safekeeping of customers' funds and securities, capital structure, record keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of a self-regulatory organization, we are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

  Our subsidiaries also include an SEC-registered transfer agent. Our registered transfer agent is subject to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. These laws and regulations generally grant the SEC and other supervisory bodies broad administrative powers to address non-compliance with regulatory requirements. Sanctions that may be imposed for non-compliance with these requirements include the suspension of individual employees, limitations on engaging in certain activities for specified periods of time or for specified types of clients, the revocation of registrations, other censures and significant fines.

  Subsidiaries engaged in activities outside the U.S. are regulated by various government agencies in the particular jurisdiction where they are chartered, incorporated and/or conduct their business activity. For example, pursuant to the U.K. Financial Services and Markets Act 2000 ("FSMA"), certain of our subsidiaries are subject to regulations promulgated and administered by the FCA. The FSMA and rules promulgated thereunder govern all aspects of the U.K. investment business, including sales, research and trading practices, provision of investment advice, use and safekeeping of client funds and securities, regulatory capital, recordkeeping, margin practices and procedures, approval standards for individuals, financial crime systems and controls, periodic reporting and settlement procedures.

- *Money Transfer.* Our cash access and money transmission business is a Canadian FINTRAC-regulated Money Services Business (MSB) and a Payment Service Provider (PSP) and is governed by federal or national regulations, including but not limited to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA) which is overseen by FINTRAC and requires MSBs to implement an AML compliance program (including appointing a compliance officer), conduct KYC and customer due diligence, and maintain records and report suspicious transactions, large cash transactions, and electronic funds transfers, and the Retail Payment Activities Act (RPAA) which is administered by the Bank of Canada and applies to PSPs performing retail payment activities (e.g., holding end-user funds, processing payments), which requires registration and adherence to operational risk and safeguarding standards. This business may also be subject to provincial, state or other local licensing requirements, which have been obtained where applicable, and the Company has processes for monitoring changing legal and regulatory requirements.

- *Consumer Reporting and Protection.* Our decision solutions subsidiary, ChexSystems, maintains a database of consumer information used to provide various account opening services, including credit scoring analysis, and is subject to the Federal Fair Credit Reporting Act ("FCRA") and similar state laws. The FCRA regulates consumer reporting agencies ("CRAs"), including ChexSystems, and governs the accuracy, fairness, and privacy of information in the files of CRAs that engage in the practice of assembling or evaluating certain information relating to consumers for certain specified purposes. CRAs are required to follow reasonable procedures to ensure maximum possible accuracy of information concerning the individual to whom the report relates and, if a consumer disputes the accuracy of any information in the consumer's file, to conduct a reasonable investigation within statutory timelines. The FCRA imposes many other requirements on CRAs and users of consumer report information. Regulatory enforcement of the FCRA is under the purview of the United States Federal Trade Commission, the CFPB, and state attorneys general, acting alone or in concert with one another. CRAs are also regulated by a number of states, including New York, with consumer reporting laws that are not pre-empted by the FCRA. In furtherance of our objectives of data accuracy, fair treatment of consumers, protection of consumers' personal information, and compliance with these laws, we have made considerable investment to maintain a high level of security for our computer systems in which consumer data resides, and we maintain consumer relations call centers to facilitate accurate and timely handling of consumer requests for information and disputes. We also are focused on ensuring our operating environments safeguard and protect consumers' personal information in compliance with these laws.

  Our consumer-facing businesses are subject to federal and state consumer protection laws governing unfair, deceptive or abusive acts or practices ("UDAAP").

  In addition, our U.K. regulated entity, Platform Securities LLP, is required to comply with the FCA's Consumer Duty (the "Duty") in connection with its Wealth business. The Duty sets high standards of consumer protection across financial services and requires firms to put their customers' needs first.

- *Debt Collection.* Our collection services are subject to the Federal Fair Debt Collection Practices Act and various state collection laws and licensing requirements. The Federal Trade Commission, as well as state attorneys general and other agencies, have enforcement responsibility over the collection laws, as well as the various credit reporting laws.

- *Digital Operational Resilience.* In November 2025, the European Supervisory Authorities ("ESAs") designated the Company as a Critical Third-Party Provider ("CTPP") of Information and Communication Technology ("ICT") Services under DORA. This designation places us under the direct supervision and oversight of the ESAs with respect to DORA compliance and the management of operational and cyber risks for our clients in the European financial sector.

- *AI Regulation*. Lawmakers and regulators around the world are considering legislation or rules to govern the use and deployment of AI. The EU AI Act, Regulation (EU) 2024/1689, is now in effect and has requirements for risk assessment, data quality, logging, transparency and restrictions on cognitive behavioral interference or automated decision making. In the U.S., Executive Orders have directed federal agencies to consider the risks and rewards of AI in forthcoming regulations. Many U.S. states have also considered legislation to regulate AI that may affect the Company or its business.

The foregoing list of laws and regulations to which our Company is subject is not exhaustive, and the regulatory framework governing our operations changes continuously. Enactment of new laws and regulations may increasingly affect the operations of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, and/or loss of revenue.

Human Capital Management

Employee Population

As of December 31, 2025, we had more than 44,000 employees, including over 27,000 employees principally employed outside of the U.S. None of our U.S. workforce currently is unionized. Approximately 2,000 of our employees, primarily in Brazil and Europe, are represented by labor unions or works councils as of December 31, 2025.

Health and Safety

The health and safety of our employees is a key priority. We have implemented a comprehensive wellness program focused on all aspects of employee wellness – physical, mental, social, and financial. Initiatives under this program are designed to promote healthy lifestyle habits.

We continue to operate FIS Cares, a global employee-funded giving program designed to help our employees in times of need. We remain committed to providing a safe working environment that minimizes health risks and prioritizes physical safety.

Corporate Culture

Our culture stems from embracing our corporate values as we work together to win as one team, lead with integrity and strive to "be the change" for our employees, clients and communities. Our culture is not just a set of values on a wall; it is a daily operating system. We embed behaviors, decision-making norms, and expectations into how we work, and we hold leaders accountable for modeling these behaviors consistently. Inclusion and belonging remain at the heart of our values. We foster a respectful, inclusive environment that enables innovation and collaboration, ensuring we deliver the best solutions for our clients and partners. The Chief Executive Officer and Chief People Officer regularly update our Board of Directors on human capital management and culture, reinforcing its strategic importance.

Culture is measurable, observable, and operational. We do not rely solely on lagging engagement scores. Instead, we use regular pulse surveys focused on specific topics that matter most. This approach gives us real-time insight into colleague sentiment, enabling leaders to respond quickly and make informed decisions that strengthen trust, alignment, and a supportive work environment.

Talent Management

Our employees are primary stakeholders in our success, and we place a strategic priority on developing talent and creating an environment where individuals can thrive. Our approach is future-focused and designed to equip leaders and teams with the skills needed to enable business growth and exceed client expectations.

Our talent development program provides an enterprise-wide, systematic foundation for career development tied to learning paths that enable skills development. Traditional leadership programs are being replaced by customized, digital-first development experiences tailored to individual needs. We will offer micro-learning, peer coaching, and customized development opportunities that meet leaders where they are, when they need it. Our learning roadmap, 'Building Our Leaders of Tomorrow,' is supported by self-paced online resources, virtual instructor-led sessions, and targeted programs for high-potential and senior leaders. We engage in executive-level succession planning and provide extensive opportunities to apply for open roles within our organization. Our talent development practices are underpinned by a comprehensive talent planning and feedback culture. We have moved beyond annual performance ratings to a model built on clarity and continuous feedback. Employees benefit from clear goals, real-time coaching, and shared accountability, ensuring they understand what success looks like and how they are tracking throughout the year.

Available Information

Our website address is www.fisglobal.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, available, free of charge, on that website as soon as reasonably practicable after we file or furnish them to the SEC. Our Corporate Governance Policy and Code of Business Conduct and Ethics are also available on our website and are available in print, free of charge, to any shareholder who mails a request to the Corporate Secretary, Fidelity National Information Services, Inc., 347 Riverside Avenue, Jacksonville, FL 32202 USA. Other corporate governance-related documents can be found at our website as well. However, the information found on our website is not a part of this or any other report.

Item 1A.   *Risk Factors*

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below and others described elsewhere in this Annual Report on Form 10-K. Any of the risks described herein, as well as risks currently unknown or immaterial, could result in a significant adverse effect on our business, financial condition or results of operations.

Risks Related to Our Business and Operations

Security breaches, privacy breaches, cyberattacks, unintentional disclosures of confidential information, breaches of third party service providers, service outages, or a failure to comply with information security laws or regulations, contractual provisions, or industry security requirements by us, our vendors, clients, or technology partners could harm our business by disrupting delivery of services, exposing sensitive or confidential information, or damaging our reputation, any of which could result in a breach of one or more client contracts or regulatory investigations, enforcement actions, fines or litigation.

Cybersecurity is fundamental to our complex, global business. We and our vendors, service providers, technology partners, and clients electronically receive, process, store and transmit sensitive and confidential information of our business partners, clients and such clients' customers. We collect consumer personal data, such as names and addresses, Social Security Numbers, driver's license numbers, financial account numbers, transactional history, cardholder data and payment history records. Such information is necessary to support our clients' transaction processing and to conduct our check authorization and collection businesses. We also collect personal data from our employees and contractors as necessary to support those relationships, comply with legal obligations, manage our workforce, and provide compensation and benefits. Our information systems and networks are dependent upon hardware, software, communication infrastructure and other technological components and services that are developed and managed by us or provided by third parties. These components require regular monitoring, patches, updates, or remediation of known or potential vulnerabilities. Implementation challenges in timely completing these tasks can lead to security vulnerabilities that expose us, our systems and data to potential compromise or interruption. Our information systems are also vulnerable to human error, including employees sending information to inadvertent recipients as well as employees inappropriately using AI tools, as well as malicious insider threats. Finally, the systems we rely on, which include hardware and software manufactured, developed or operated by third-party vendors and service providers, have in the past been subject to, and may in the future be subject to, cyberattacks or other security incidents due to employee error or malfeasance, software bugs, hardware malfunctions or other security vulnerabilities.

The uninterrupted trustworthy operation of information systems operated by us, our vendors and service providers, and other third parties, as well as the confidentiality of the customer or consumer information that resides on such systems, is critical to the successful operation of our Company. For that reason, compromises to the confidentiality, integrity or availability of our information systems or information are some of the principal operational risks we face as a provider of services to financial institutions and businesses. Like other such providers, we are a regular target of attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures to gain unauthorized access to our networks and systems. If we fail to maintain an adequate security infrastructure, adapt to emerging security threats (such as the use of AI by threat actors in furtherance of cyberattacks), the targeting of vendors who serve large numbers of customers for supply chain attacks, and business email compromises seeking fraudulent wire transfers regularly identify security vulnerabilities, prevent unauthorized access, identity theft or other cybersecurity risks (e.g., distributed denial of service, ransomware, and other cyberattacks), manage vendor or supply chain cybersecurity risks, adequately train users of our information systems, or implement sufficient security standards and technology to protect against security or privacy breaches, then the confidentiality, integrity or availability of the information we secure could be compromised. Unauthorized access to, or abuse of authorized access to, our computer systems or databases or our vendors' computer systems or databases could result in the theft or publication of confidential information and personal data, the deletion or modification of records, disruption of service delivery, installation of malware, and the potential need to pay ransom or otherwise cause interruptions in our operations. These issues could give rise to legal actions from clients and/or such clients' customers, regulatory investigations or enforcement activity, losses and expenses associated with such events, and damage to our reputation. Because we serve a diverse client base with different technology and service needs, we must continue to enhance our ability to manage the risks from the resulting diversity in potential security attacks.

FIS provides a number of systemically critical services, including the settlement of funds for financial institutions, other businesses and consumers and receives funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by us include debit card, credit card, electronic bill payment, banking payments and check clearing that support consumers, financial institutions and other businesses. Attempted or successful targeting of these systems by attackers may result in interruption of services, misuse of account information, or unauthorized transfer of funds.

As a provider of services to financial institutions and businesses, we are bound by many of the same limitations on disclosure of the information we receive from clients that apply to the clients themselves. If we fail to comply with these regulations and industry security requirements, including those imposed by the payment card industry through its digital security standards and other rules, we could be exposed to damages from legal actions from clients and/or their customers, governmental proceedings, public disclosure and consumer notification requirements, and the imposition of significant fines or prohibitions on providing services. We operate in a highly regulated environment and are subject to a myriad of complex, evolving regulations and standards, including cybersecurity and privacy laws, regulations and industry standards. This environment imposes comprehensive data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or "personal data," including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal data. In addition, if more restrictive privacy laws, data protection rules or industry security requirements are adopted in the future on the federal or state level, or by a non-U.S. jurisdiction in or from which we serve clients, or by a specific industry body, those changes could have an adverse impact on our Company through increased costs or by imposing changes or inefficiencies on business processes.

A material privacy or security incident would trigger SEC disclosure obligations and could trigger other applicable disclosure requirements under state-level or non-U.S. laws or regulations, or be disclosed publicly, even if there is no legally required disclosure. Incident disclosure may increase the risks of private lawsuits or government enforcement action related to incidents, increase attention from malicious actors, and lead to greater regulatory scrutiny. The occurrence of any such incidents, and the related responses (if any) by regulators or third parties, may result in adverse publicity and reputational harm to us.

If we are unable, or appear to be unable, to prevent cybersecurity or privacy breaches, we risk reputational damage. Our existing clients could lose confidence in our information systems and consequently choose to terminate their agreements with us. Such reputational harm could also inhibit our ability to attract new clients; potentially increase government, regulatory, or media scrutiny; or give rise to new regulatory requirements that adversely affect our ability to do business in one or more parts of the world.

If we fail to innovate or adapt our solutions to changes in technology or in the marketplace, or if our ongoing efforts to upgrade or implement our technology are not successful, we could lose clients, or our clients could lose customers, and we could have difficulty attracting new clients for our solutions.

The markets for our solutions are characterized by constant technological changes, frequent introductions of new solutions and evolving industry expectations. Our future success will be significantly affected by our ability to enhance our current solutions and develop and introduce new solutions and services that address the increasingly sophisticated needs of our clients and their customers. In addition, as more of our revenue and market demand shifts to software as a service ("SaaS"), business process as a service ("BPaaS"), cloud, and new emerging technologies, the need to keep pace with rapid technology changes becomes more acute. These initiatives carry the risks associated with any new solution development effort, including cost overruns, delays in delivery and implementation, and performance issues. There can be no assurance that we will be successful in developing, marketing and selling new solutions or enhancements that meet these changing demands. If we are not successful in these efforts, we could lose clients, or our clients could lose customers, and we could have difficulty attracting new clients for our solutions. Any of these developments could have an adverse impact on our future revenue and/or business prospects.

We operate in a competitive business environment; if we are unable to compete effectively, our business, financial condition or results of operations may be adversely affected.

The market for our solutions is intensely competitive. Our competitors in Banking and Capital Markets vary in size and in the scope and breadth of the solutions and services they offer. Some of our competitors have substantial resources. We face direct competition from third parties, and because many of our larger potential clients have historically developed their key applications in-house and, therefore, view their system requirements from a make-versus-buy perspective, we also often compete against our potential clients' in-house capacities. In addition, the markets in which we compete have recently attracted increasing competition from smaller start-ups with emerging technologies which are receiving increasing investments, as well as global banks (and businesses controlled by combinations of global banks) and global internet companies that are introducing competitive solutions and services into the marketplace, particularly in the payments area. Emerging technologies and increased competition may also have the effect of unbundling bank solutions and may result in displacing solutions that we are currently providing from our legacy systems. International competitors are also now targeting and entering the U.S. market with greater force. There can be no assurance that we will be able to compete successfully against current or future competitors or that the competitive pressures we face in the markets in which we operate will not materially adversely affect our business, financial condition, or results of operations.

Global economic, political and other conditions, including business cycles and consumer confidence, as well as geopolitical conflicts, may adversely affect our clients or trends in consumer spending, which may adversely impact the demand for our services and our revenue and profitability.

A significant portion of our revenue is derived from transaction processing fees. The global transaction processing industries depend heavily upon the overall level of consumer, business and government spending. Any change in economic factors, including a sustained deterioration in general economic conditions or consumer confidence, particularly in the U.S., or inflation and increases in interest rates in key countries in which we operate may adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, adversely affect our financial performance by reducing the number or average purchase amount of transactions that we service. In addition, the direct and indirect effects of geopolitical conflicts, such as the Russia-Ukraine war and conflicts in the Middle East, have adversely affected global economic activity and transaction processing volumes. Worsening, or future, geopolitical conflicts could materially adversely affect global economic activity and our transaction volumes in the future.

When there is a slowdown or downturn in the economy, a drop in stock market levels or trading volumes, or an event that disrupts the financial markets, our business, financial condition or results of operations may suffer for a number of reasons. Customers may react to worsening conditions by reducing or delaying their capital expenditures in general or by specifically reducing or delaying their information technology spending. Additionally, credit card issuers may reduce credit limits and become more selective in their card issuance practices, which would lower purchase volumes. In addition, customers may seek to curtail trading operations or to lower their costs by renegotiating vendor contracts. Moreover, competitors may respond to market conditions and attempt to lure away our customers by lowering prices on existing solutions or by offering new, lower-cost solutions. Any further protective trade policies or actions taken by the U.S. may also result in other countries reducing, or making more expensive, services permitted to be provided by U.S.-based companies. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our business, financial condition or results of operations.

Our business, financial condition or results of operations could be adversely affected by business interruptions, errors or failures in connection with our or third-party information technology and communication systems and other software and hardware used in connection with our business, or by design errors in the software solutions we offer, or more generally, by the unavailability of third-party services that we need to operate our business effectively.

Many of our services are based on sophisticated software and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services have occasionally contained, and may in the future contain, undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our clients, or our clients may cancel a project after we have expended significant effort and resources to complete an installation. Finally, our systems and operations have been, and in the future could be, exposed to damage or interruption from fire, floods, severe weather events, natural disasters, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our technology solutions or those of our third-party partners or elsewhere in the global cyber environment, errors or delays in the processing of electronic transactions, or other difficulties have resulted, and in the future could result, in (i) interruption of business operations; (ii) delay in market acceptance;

(iii) additional development and remediation costs; (iv) diversion of technical and other resources; (v) loss of clients; (vi) negative publicity; or (vii) exposure to liability claims. Any one or more of the foregoing could have an adverse effect on our business, financial condition or results of operations. We cannot be certain that control measures, including system redundancies, security controls, and application development and testing controls, will be successful in preventing disruption or limiting our exposure.

Further, most of the solutions we offer are very complex software systems that are regularly updated. No matter how careful the design and development, complex software often contains errors and defects when first introduced and when major new updates or enhancements are released. If errors or defects are discovered in current or future solutions, then we may not be able to correct them in a timely manner, if at all. In our development of updates and enhancements to our software solutions, we may make a major design error that causes the solution to operate incorrectly or less efficiently. The failure of software to perform properly could result in the Company and its clients being subjected to losses or liability, including censures, fines, or other sanctions by the applicable regulatory authorities, and we could be liable to parties who are financially harmed by those errors. In addition, such errors could cause the Company to lose revenue, lose clients or suffer damage to its reputation.

In addition, we generally depend on a number of third parties, both in the United States and internationally, to supply elements of our systems, computers, research and market data, connectivity, communication network infrastructure, other equipment and related support and maintenance. We cannot be certain that any of these third parties will be able to continue providing these services to meet our evolving needs effectively. If our vendors, or in certain cases vendors of our customers, fail to meet their obligations, provide poor or untimely service or suffer operational disruptions, and we are unable to make alternative arrangements for the provision of these services, then we may in turn fail to provide our services or to meet our obligations to our customers, and our business, financial condition or results of operations could be adversely affected. In addition, we rely on various financial institutions to provide treasury services in support of funds settlement for certain of our solutions. An inability to obtain such treasury services in the future could have a material adverse effect on our business, financial condition or results of operations.

Entity mergers or consolidations and business failures in the banking and financial services industry could adversely affect our business by eliminating some of our existing and potential clients and making us more dependent on a more limited number of clients.

There has been, and may continue to be, consolidation activity in the banking and financial services industry. In addition, certain financial institutions that experienced negative operating results, including some of our clients, have failed, leading to further consolidation. These consolidations, including those spurred by failures, reduce our number of potential clients and may reduce our number of existing clients, which could adversely affect our revenue, even if the events do not reduce the aggregate activities of the consolidated entities. Further, if our clients or our partners across any of our businesses fail, merge with or are acquired by other entities that are not our clients or our partners, or that use fewer of our services, they may discontinue or reduce use of our services. It is also possible that larger financial institutions resulting from consolidations would have greater leverage in negotiating terms or could decide to perform in-house some or all of the services we currently provide or could provide. Any of these developments could have an adverse effect on our business, financial condition or results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect our business, financial condition or results of operations.

We may face pricing pressure in obtaining and retaining our clients. Larger clients may use their negotiating leverage to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Larger clients may also reduce services if they decide to move services in-house. Further, our smaller and mid-size clients may also exert pricing pressure, particularly upon renewal, due to competition or other economic needs or pressures being experienced by the client. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could adversely affect our business, financial condition or results of operations.

Bank failures or sustained financial market disruptions could adversely affect our business, financial condition and results of operations.

We regularly maintain domestic cash deposits in banks that are not subject to insurance protection against loss or exceed the deposit limits. We also maintain cash deposits in foreign banks where we operate, some of which are not insured or are only partially insured. The failure of a bank, or events involving limited liquidity, defaults, non-performance or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, or concerns or rumors about such events, may lead to disruptions in access to our bank deposits or otherwise adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the insurance limits will be backstopped by the U.S. or applicable foreign government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or otherwise in the event of a failure or liquidity crisis.

Our clients, including those of our clients that are banks, may be similarly adversely affected by any bank failure or other event affecting financial institutions. Any resulting adverse effects to our clients' liquidity or financial performance could reduce the demand for our services or affect our allowance for credit losses and collectability of trade receivables. A significant change in the liquidity or financial position of our clients could cause unfavorable trends in receivable collections and cash flows and may necessitate additional allowances for anticipated losses. Any such additional allowances could materially and adversely affect our business, financial condition or results of operations.

In addition, instability, liquidity constraints or other distress in the financial markets, including the effects of bank failures, defaults, non-performance or other adverse developments that affect financial institutions, could impair the ability of one or more of the banks participating in our current or any future credit facilities to honor their commitments. This could have an adverse effect on our business if we were not able to replace those commitments or to locate other sources of liquidity on acceptable terms.

The Company is subject to regulation, supervision, and enforcement authority of numerous governmental and regulatory bodies in the jurisdictions in which it operates.

Because the Company is a technology service provider to U.S. financial institutions, it is subject to regular oversight and examination by the FBA, each agency of which is a member of the FFIEC, an interagency body of federal banking regulators. The FBA have broad discretion in the implementation, interpretation and enforcement of banking and consumer protection laws and use the FFIEC's uniform principles, standards and report forms in their review of bank service providers like FIS. A failure to comply with these laws, or a failure to meet the supervisory expectations of the banking regulators, could result in adverse action against the Company. The regulators have the authority to, among other things, enjoin "unsafe or unsound" practices; require affirmative actions to correct any violation or practice; issue administrative orders that can be judicially enforced; direct the sale of subsidiaries or other assets; and assess civil money penalties.

The Company is also subject to ongoing supervision by regulatory and governmental bodies across the world, including economic and conduct regulators, such as OFAC, BIS and FinCEN in the U.S., the FCA, OFSI and OTSI in the U.K., and regulatory and governmental bodies responsible for issuing anti-money laundering, anti-bribery, and global economic sanctions and export control regulations. These various regulatory regimes require compliance across many aspects of our activities. Among other things, such regulatory and financial crime compliance obligations require certain capital requirements; safeguarding, training, authorization, supervision and oversight of personnel, systems, processes, controls, and documentation; and reporting to government entities. As we continue to grow our global business around the world, we will become subject to additional countries' regulations governing critical third-party service providers, financial crime and other regulatory areas. Our failure to comply with any of these requirements could result in the suspension or revocation of a license, loss of consumer confidence, and/or the imposition of civil or criminal penalties.

We also have business operations that store, process or transmit consumer information or have direct relationships with consumers. As such, we are obligated to comply with regulations, including, but not limited to, the FCRA, the Federal Fair Debt Collection Practices Act and applicable privacy requirements, and we are subject to examination and oversight by the CFPB. In addition, our wealth and retirement business holds a charter in the state of Georgia, which obligates us to comply with regulatory compliance requirements of the Georgia Department of Banking and Finance. Our U.S. wealth and retirement business is required to hold certain levels of regulatory capital as defined by the state banking regulator in Georgia. In the U.K., our Platform Securities and broker-dealer businesses are regulated by the FCA and are also subject to further regulatory capital requirements.

The Consumer Financial Protection Bureau ("CFPB") continues to update and enforce rules and regulations for regulating financial and non-financial institutions and providers to those institutions to ensure adequate protection of consumer privacy and to ensure consumers are not impacted by deceptive business practices, as well as to provide examination and supervisory authority over consumer reporting agencies, including ChexSystems. These rules and regulations govern our clients or potential clients and also govern certain of our businesses. These regulations have resulted, and may further result, in the need for us to make capital investments to modify our solutions to facilitate our clients' and potential clients' compliance, as well as to deploy additional processes or reporting to comply with these regulations. In the future, we may need to incur additional expenses to ensure continued compliance with applicable laws and regulations and to investigate, defend and/or remedy actual or alleged violations. Further, requirements of these regulations have resulted, and could further result, in changes in our business practices, our clients' business practices and those of other marketplace participants that may alter the delivery of services to consumers, which have impacted, and could further impact, the demand for our solutions and services, as well as alter the types or volume of transactions that we process on behalf of our clients. As a result, these requirements, or proposed or future requirements, could have an adverse impact on our financial condition, revenue, results of operations, prospects for future growth and overall business.

The New York Department of Financial Services has enacted rules that require covered financial institutions to establish and maintain cybersecurity programs. Other states also have data security laws that vary in several respects, including with regard to specificity and detail of requirements and the extent to which such requirements apply to the data we collect from individuals. These rules subject us to additional regulation and require us to adopt additional business practices that could also require additional capital expenditures or impact our operating results. Changes to state money transmission laws and regulations, including changing interpretations and the implementation of new or varying regulatory requirements, may result in the need for additional money transmitter licenses. These changes could result in increased costs of compliance, as well as fines or penalties.

One of our subsidiaries is an SEC-registered broker-dealer in the U.S. and is subject to the financial and operational rules of FINRA, and others are authorized by the FCA to conduct certain regulated business in the U.K. Our transfer agent business is also regulated by the SEC and other regulators around the world. Domestic and foreign regulatory and self-regulatory organizations, such as the SEC, FINRA, and the FCA, can, among other things, fine, censure, issue cease-and-desist orders against, and suspend or expel a broker-dealer or its officers or employees for failure to comply with the many laws and regulations that govern brokerage activities. Regulations affecting the brokerage industry may change, which could adversely affect our business, financial condition or results of operations.

Portions of FIS' European operations are in scope for regulatory oversight by European Supervisory Agencies (ESAs) as defined by DORA. FIS' designation as a Critical Third-Party Provider under DORA subjects us to additional and new regulatory oversight processes in the E.U. These changes could result in increased costs to compliance.

Other countries are also developing regulatory frameworks that govern critical third-party providers to the financial services sector, which may result in increased costs of compliance. For example, in the U.K., HM Treasury has powers to designate critical third-party providers to the financial services sector, subjecting them to additional regulatory oversight and obligations regarding reporting, incident management and testing.

We are exposed to certain risks relating to the execution services provided by our brokerage operations to our customers and counterparties, which include other broker-dealers, active traders, hedge funds, asset managers, and other institutional and non-institutional clients. These risks include, but are not limited to, customers or counterparties failing to pay for or deliver securities, trading errors, the inability or failure to settle trades, and trade execution system failures. As trading in the U.S. securities markets has become more automated, the potential impact of a trading error or a rapid series of errors caused by a computer or human error or a malicious act has increased. In our other businesses, we generally can disclaim liability for trading losses that may be caused by our software, but in our brokerage operations, we may not be able to limit our liability for trading losses or failed trades, even when we are not at fault. As a result, we may suffer losses that are disproportionately large compared to the relatively modest profit contributions of our brokerage operations.

Moreover, the legislative and regulatory landscape continues to evolve, and we expect that it may cover alternative payment types, including digital and crypto currencies. The regulatory environment for crypto assets, stablecoins, and digital currencies is rapidly evolving, with increased oversight from U.S. agencies such as the SEC, CFTC, and FinCEN, as well as global counterparts. Recent developments, including the European Union's Markets in Crypto-Assets (MiCA) regulation, U.S. legislation such as the GENIUS Act, and other legislative initiatives, signal a trend toward increased oversight, more robust compliance obligations, and a move toward harmonized global standards. FIS closely monitors regulatory changes, to ensure any existing or new business models, product offerings, and risk and compliance programs adapt to new regulatory requirements. Any failure to comply with such laws and regulations could expose us to liability, regulatory scrutiny and/or reputational damage. Financial crimes laws may be interpreted and applied inconsistently from country to country and may impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance, including associated recordkeeping costs, or could require us to change our business practices in a manner adverse to our business.

Further, our business may be constrained by current and future laws and regulations governing the development, use and deployment of AI (including machine learning) technologies. These laws and regulations are continuously and rapidly evolving, and there is no single global regulatory framework for AI, creating further uncertainties regarding compliance with such laws and regulations. As a result, our ability to leverage AI could be restricted by burdensome and costly regulatory requirements.

Additionally, in some markets in which we operate, our clients require us to support them in achieving compliance with increasingly complex and prescriptive regulatory requirements relating to digital operational resilience. For example, under DORA, our E.U. financial entity clients require us, as a designated Critical Third-Party Provider of information and communication technology services, to contract with and manage our relationships with such clients (and, where applicable, our relationships with other critical third-party technology vendors in our supply chain) in accordance with the requirements of DORA. Failure to support our clients in achieving compliance with DORA and similar global regulatory regimes may cause us to lose revenue, clients, and/or result in damage to our reputation, and may also attract scrutiny from regulators.

If we fail to comply with relevant laws or regulations, then we risk reputational damage, potential civil and criminal sanctions, fines or other action imposed by regulatory or governmental authorities, including the potential suspension or revocation of the permission-based regulatory licenses which authorize the Company to provide core services to customers. Regulatory authorities subject our businesses, from time to time, to regulatory investigations, reviews, examinations and proceedings (both formal and informal), some of which have the potential to result in settlements, fines, penalties, injunctions or other adverse consequences to us. This could result in an adverse effect on FIS' business, reputation and customer relationships, which in turn could adversely affect its financial position and performance.

Many of our clients are subject to a regulatory environment and to industry standards that may change in a manner that reduces the types or volume of solutions or services we provide or may reduce the types or number of transactions in which our clients engage, and therefore reduce our revenue.

Our clients are subject to many, varied and evolving government regulations and industry standards with which our solutions must comply. Our clients must ensure that our solutions and related services work within the extensive and evolving regulatory and industry requirements applicable to them. Federal, state, foreign or industry authorities could adopt laws, rules or regulations affecting our clients' businesses that could lead to increased operating costs and could reduce the convenience and functionality of our solutions, possibly resulting in reduced market acceptance. In addition, action by regulatory authorities relating to credit availability, data usage, privacy, or other related regulatory developments could have an adverse effect on our clients and, therefore, could have a material adverse effect on our financial condition, revenue, results of operations, prospects for future growth and overall business. Elimination of regulatory requirements could also adversely affect the sales of our solutions designed to help clients comply with complex regulatory environments.

Constantly evolving global privacy, data protection, cybersecurity, cyber resilience, and AI laws and regulations require the Company to adopt new business practices, update contractual provisions in existing and new contracts, and constantly update our global Privacy and Data Protection Program and our global Information Security Program, which may require transitional and incremental expenses and may impact our future operating results.

The Company is subject to numerous global privacy, data protection, cybersecurity, cyber resilience, and AI laws and regulations, which are continuing to change in ways that impose increasingly complex and costly compliance obligations on us and that have had, and are expected to continue to have, a significant impact on our operations. Failure to comply with applicable data protection laws, as well as new and evolving laws and regulations in these areas, could result in significant penalties, damage to our reputation, and loss of business. Additionally, a breach of applicable data protection laws may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions). We have incurred, and will continue to incur, costs to comply with these evolving laws and regulations. There are several additional laws being considered by state legislatures, the U.S. Congress, and governments around the world. As a result, we expect that a more substantial effort to comply with varying regimes in different jurisdictions will continue to be necessary in the future, which has the potential to further increase the cost and complexity of our business. Moreover, privacy, data protection, cybersecurity, cyber resilience, and AI laws may be interpreted and applied inconsistently from country to country and may impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance and associated recordkeeping costs or require us to change our business practices in a manner adverse to our business and to incur additional costs. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes, we could be fined under those regimes independently in respect of the same breach. Data localization requirements in evolving privacy, data protection, cybersecurity, cyber resilience, and AI laws could also increase the cost and alter the approach to housing data around the world. In addition, our businesses are increasingly subject to laws and regulations relating to digital transformation, surveillance, encryption, and data onshoring in the jurisdictions in which we operate. For example, through requirements established under DORA and Network and Information Security Directive 2, Directive (EU) 2022/2555, (NIS2), E.U. regulators are increasingly seeking to mitigate cyber threats and enhance digital resilience within the financial and technological ecosystem through new regulations targeting the provision of critical third-party technology services. Compliance with these laws and regulations may require us to change our technology for information security, operational infrastructure, policies, and procedures, which could be time-consuming and costly and may result in additional regulatory burdens for the Company. Furthermore, compliance with these laws and regulations may indirectly impact us in circumstances where we act as a third-party service provider to clients, who are themselves subject to these laws and regulations and who will expect us to take appropriate steps to support them in achieving compliance.

High profile digital banking security breaches or information system failures could impact consumer payment behavior patterns in the future and reduce our transaction volumes.

We are unable to predict whether or when high profile digital banking security breaches or other information system failures will occur and, if they occur, whether consumers will reduce their digital banking service. If consumers reduce digital banking services, and we are not able to adapt to offer our clients alternative technologies, then our revenue and related earnings could be adversely affected.

BRICS countries are working to reduce their reliance on the U.S. dollar and Western financial infrastructure due to sanctions, wars, and tariffs. BRICS is an international organization currently comprised of 11 countries, including Brazil, Russia, India, China, South Africa, Saudi Arabia, Egypt, United Arab Emirates, Ethiopia, Indonesia, and Iran. Intelligence sources, along with peer assessments and other observers, suggest that cyber actors from some of the BRICS countries may conduct attacks on payment infrastructure, including third-party fintech services, to undermine trust in the Western financial infrastructure.

Misappropriation of and infringement on our intellectual property and proprietary rights, or a finding that our patents are invalid, could impair our competitive position.

Our ability to compete depends in some part upon our proprietary solutions and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary or challenge the validity of our patents with governmental authorities. In addition, use of AI technologies may result in the release of confidential or proprietary information which could limit our ability to protect, or prevent us from protecting, our intellectual property rights. Policing unauthorized use of our proprietary rights is difficult. We cannot make any assurances that the steps we have taken will prevent misappropriation of, or infringement upon, technology or that the agreements entered into for that purpose will be enforceable. Effective patent, trademark, service mark, copyright, and trade secret protection may not be available in every country in which our applications and services are made available. Misappropriation of our intellectual property or potential litigation concerning such matters could have an adverse effect on our business, financial condition or results of operations. As we increase our international business, we are subject to further risks of misappropriation of, or infringement on, our intellectual property in countries which have laws that are less protective of intellectual property or are enforced in a less protective manner.

If our applications or services are found to infringe the proprietary rights of others, then we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our information technology applications and services develop, we are increasingly subject to infringement claims. Any claims, whether with or without merit, could (i) be expensive and time-consuming to defend; (ii) result in an injunction or other equitable relief which could cause us to cease making, licensing or using applications that incorporate the challenged intellectual property; (iii) require us to redesign our applications, if feasible; (iv) divert management's attention and resources; and (v) require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies or pay damages resulting from any infringing use.

Some of our solutions contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

We use a limited amount of software licensed by its authors or other third parties under so-called "open source" licenses, and we may continue to use such software in the future. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. Additionally, the terms of many open source licenses have not been interpreted by U.S. or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with the use of open source cannot be eliminated, and could, if not properly addressed, adversely affect our business.

Using and/or incorporating AI technologies into our business poses additional risks and uncertainties that have the potential to harm our reputation and could have a material adverse effect on our business, financial condition or results of operations.

Incorporating AI technologies into our business offers significant potential to enhance the value of the solutions and services we provide to our clients. If we are unsuccessful in identifying opportunities to expand our portfolio with AI capabilities to strengthen or maintain our market position or enhance our customers' experiences, we may have a competitive disadvantage in developing new products and operating our business. However, AI algorithms may produce unfair, unintended, inaccurate, biased or discriminatory outcomes which could be difficult to detect or explain. Further, the training data underlying third-party AI models may also inadvertently breach intellectual property, privacy or other rights and result in the unauthorized use of confidential information. The integration of AI introduces a variety of risks and uncertainties that may harm our reputation, expose us to lawsuits from consumers or other third parties, introduce security vulnerabilities to our information systems, or have other unintended consequences if we are not successful in mitigating such risks. AI systems may have unintended societal impacts and negative outcomes, such as algorithmic errors that result in inadvertent discrimination or bias. Ensuring that our AI systems are used ethically and in a way that aligns with societal values is critical to maintaining trust with our clients, their customers, and regulators, and will likely be required under laws and regulations governing AI systems. Additionally, AI systems, whether developed internally or integrated from third-party suppliers, may be susceptible to security vulnerabilities. If these systems are targeted or exploited by cyberattacks, we may face financial and operational costs related to recovery and remediation, required public disclosure, as well as potential reputational damage. The increased sophistication of bad actors raises the risk of significant disruptions, which could impact our operations, as well as customer trust.

The regulatory landscape surrounding AI is evolving quickly, and the jurisdictions in which we operate are increasingly implementing new, complex and sometimes conflicting compliance requirements. For instance, the E.U. AI Act imposes a number of requirements (some of which took effect in August 2025 and will take effect in August 2026 and August 2027) that differ depending on the type and use of a particular AI system, but which will at a minimum include extensive documentation and transparency requirements. Meanwhile, several U.S. states have adopted AI-specific frameworks or are considering applying existing consumer and data protection laws to regulate AI. These regulatory changes introduce additional risks, including the possibility of failing to meet compliance obligations, which could result in substantial fines, penalties or other regulatory actions.

AI systems are also dependent on strong model governance, which includes the continuous monitoring, auditing and updating of models to reflect the continuous changes in laws, regulations, or legal precedent, and is paramount to managing these ethical and operational concerns. If we do not maintain an adequate model governance function, we may face regulatory risk, lawsuits, security vulnerabilities or other sources of liability and potentially diminish trust in our brand.

Lack of system integrity, fraudulent payments, credit quality, and undetected errors related to funds settlement or the availability of clearing services could result in a financial loss.

We settle funds on behalf of financial institutions, other businesses and consumers and receive funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by us include debit card, credit card, electronic bill payment transactions, banking payments and check clearing that supports consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties, the facilitation of the payment and the detection or prevention of fraudulent payments. A compromise of our continuity of operations, integrity of processing, or ability to detect or prevent fraudulent payments has resulted, and could in the future result, in a financial loss to us. Furthermore, if one of our clients, for which we facilitate settlement, defaults on settlement or suffers a fraudulent event due to a deficiency in their controls, then we may suffer a financial loss if the client does not have sufficient capital to cover the loss.

Our business is subject to the risks of international operations, including movements in foreign currency exchange rates.

Our international operations represented approximately 23% of our total 2025 revenue and are largely conducted in currencies other than the U.S. Dollar, including the British Pound Sterling, Euro, Swedish Krona, Australian Dollar, Brazilian Real, Swiss Franc, Canadian Dollar and Indian Rupee. Our business, financial condition or results of operations could be adversely affected due to a variety of factors, including the following:
- changes in a specific country or region's political and cultural climate or economic condition, including a change in governmental regime;
- unexpected or unfavorable changes in foreign laws, regulatory requirements and related interpretations;
- difficulty of effective enforcement of contractual provisions in local jurisdictions;
- inadequate intellectual property protection in foreign countries;
- trade-protection measures, import or export licensing requirements, such as Export Administration Regulations promulgated by the U.S. Department of Commerce, and fines, penalties or suspension or revocation of export privileges;
- trade sanctions imposed by the U.S. or other governments with jurisdictional authority over our business operations;
- the effects of applicable and potentially adverse foreign tax law changes;
- significant adverse changes in foreign currency exchange rates;
- lesser enforcement of intellectual property laws and protections internationally;
- longer accounts receivable cycles;
- managing a geographically dispersed workforce;
- trade treaties, tariffs or agreements that could increase our costs or otherwise adversely affect our ability to do business in affected countries; and
- compliance with the FCPA and OFAC regulations and other applicable anti-corruption and sanctions laws and regulations, particularly in emerging markets.

Our clients may pay us in foreign currencies. Conducting business in currencies other than the U.S. Dollar subjects us to foreign currency exchange rate fluctuations that can negatively impact our results, period to period, including relative to analyst estimates or guidance. Our primary exposure to movements in foreign currency exchange rates relates to the British Pound Sterling, Euro, Brazilian Real, Australian Dollar, Swedish Krona, Swiss Franc and Indian Rupee. The U.S. Dollar value of our net investments in foreign operations, the periodic conversion of foreign-denominated earnings to the U.S. Dollar (our reporting currency), and our results of operations and, in some cases, cash flows, could be adversely affected in a material manner by movements in foreign currency exchange rates. These risks could cause an adverse effect on our business, financial condition or results of operations. For more information on our exposure to foreign currency risk, see "Foreign Currency Risk" in "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.K. Bribery Act, and other anti-bribery and anti-corruption laws in various countries around the world. The FCPA, the U.K. Bribery Act and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires that U.S. public companies maintain books and records that fairly and accurately reflect transactions and maintain an adequate system of internal accounting controls.

We conduct business in foreign countries, including a number of countries with developing economies, and many of our employees, third-party intermediaries and agents in such countries may have direct or indirect interactions with officials and employees of government agencies, state-owned or affiliated entities and other third parties. We may be held liable if they take actions in violation of these laws, even if we do not explicitly authorize them. Although our policies and procedures require compliance with these anti-bribery and anti-corruption laws and are designed to facilitate such compliance, we do business in many countries and cannot make any assurances that our employees, contractors or agents somewhere in the world will not take actions in violation of applicable laws or our policies, for which we may ultimately be held responsible.

In the event that we believe or have reason to believe that our employees, contractors or agents have or may have violated such laws, we may be required to investigate (or to have outside counsel investigate) the relevant facts and circumstances. Although we maintain multiple reporting channels in which employees, contractors and other individuals can report concerns without retaliation, detecting, investigating and resolving actual or alleged violations can be an extensive process and require a significant diversion of time, resources and attention from senior management. Further, we cannot assure that any such investigation will successfully uncover all relevant facts and circumstances. Any violation of the FCPA, the U.K. Bribery Act or other applicable anti-bribery or anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and criminal or civil sanctions, penalties and fines, any of which could adversely affect our business, financial condition or results of operations.

We have businesses in emerging markets that may experience significant economic volatility.

We have operations in emerging markets, primarily in Latin America, India, Southeast Asia, the Middle East and Africa. These emerging market economies tend to be more volatile than the more established markets we serve in North America and Europe, which could add volatility to our future revenue and earnings.

Acts of war or terrorism, international conflicts, political instability, natural disasters, power or communications failures, or widespread outbreak of an illness could negatively affect various aspects of our business, including our workforce and our business partners, make it more difficult and expensive to meet our obligations to our customers, and result in reduced revenue from our customers.

Our global operations are susceptible to global events, including threats or acts of war, such as the Russia-Ukraine war and conflicts or tensions in the Middle East, threats or acts of terrorism, international conflicts, political instability, natural disasters, and power or communications failures. We are also susceptible to a widespread outbreak of an illness or other health issue or pandemic. These events can spread to different locations across the globe and can have an adverse effect on the global economy, reducing consumer and corporate spending upon which our revenue depends. Individual employees can become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. Some of our operations are in countries where the effects of a widespread illness could be magnified due to health care systems that are less well-developed than in the U.S. The occurrence of any of these events could have an adverse effect on our business, financial condition or results of operations.

The direct and indirect effects of climate change, including increased legal and regulatory requirements and stakeholder expectations, could adversely affect our business.

We are subject to dynamic, and sometimes conflicting, laws, regulations and other directives that govern a wide array of issues related to sustainability and we may be subject to increased costs, regulations, reporting or other requirements, standards or expectations regarding sustainability and climate change-driven impacts on our business. While we seek to mitigate our business risks associated with climate change, this may require us to incur substantial costs and some of these risks may persist. Changing market dynamics, global and domestic policy developments, heightened focus from governmental, media, community, industry and other stakeholders, and increasing frequency and impact of extreme weather events, such as flooding or windstorms, all have the potential to disrupt our business or the businesses of our customers, vendors and technology partners. Further, there is increased scrutiny, including by governments, regulators, investors, employees, clients and other stakeholders, on sustainability matters, which has resulted in new or additional legal and regulatory requirements and may require increased compliance and operational costs. In addition, if we fail or are perceived to fail to comply with applicable legal requirements and maintain practices that meet our stakeholders' evolving and potentially divergent expectations, it could harm our reputation, adversely affect our ability to attract and retain clients and expose us to increased scrutiny from investors and regulatory authorities. Any of these developments could adversely affect our business, financial condition or results of operations.

Failure to attract and retain talent, including senior management and highly skilled technology personnel, could harm our ability to grow.

Our future success depends upon our ability to attract and retain talent in a competitive market, including senior management personnel and highly-skilled technology personnel. The competitive nature of this market is also affected by wage inflation, which generally increases the cost of talent. Because the development of our solutions and services requires knowledge, skills and abilities to create, develop and implement our software solutions in new areas on a continuing basis, we are competing for talented people with such knowledge, skills and abilities in new and developing technologies. Competition for such technical personnel is intense, as is the competition for senior management to lead these efforts, and our failure to hire and retain talented personnel could have a material adverse effect on our business, financial condition or results of operations.

Our future growth will also require sales and marketing, financial, legal and administrative personnel to develop and support new solutions and services, to enhance and support current solutions and services and to expand operational and financial systems. There can be no assurance that we will be able to attract and retain the necessary personnel to accomplish our growth strategies, and we may experience constraints that could adversely affect our ability to satisfy client demand in a timely fashion.

Our ability to maintain compliance with applicable laws, rules and regulations and to manage and monitor the risks facing our business relies upon the ability to maintain skilled compliance, legal, security, risk and audit professionals. Competition for such skill sets is intense, and our failure to hire and retain talented personnel could have an adverse effect on our internal control environment and impact our operating results.

Our senior management team has significant experience in the financial services industry, and the loss of this leadership could have an adverse effect on our business, operating results and financial condition. Further, the loss of this leadership may have an adverse impact on senior management's ability to provide effective oversight and strategic direction for all key functions within the Company, which could impact our future business, financial condition or results of operations.

In addition, as we continue to implement our business strategy and transform the organization, cost-control initiatives have resulted in a reduced workforce and reduced capacity in some areas of our business. As we seek to implement these changes to improve efficiency, adjustments to reduced staffing levels may affect our ability to conduct our operations and other functions effectively. If we fail to effectively manage these organizational and/or strategic changes, our financial condition, results of operations and reputation, as well as our ability to successfully attract, motivate and retain key employees, could be harmed.

We are the subject of various legal proceedings that could have an adverse effect on us.

We are involved in various litigation matters, including from time-to-time class-action cases and patent infringement litigation. If we are unsuccessful in our defense of litigation matters, we may be forced to pay damages and/or change our business practices, any of which could have an adverse effect on our business, financial condition or results of operations.

Unfavorable resolution of tax contingencies or unfavorable future tax law changes could adversely affect our tax expense.

Our tax returns and positions are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense and could negatively impact our effective tax rate, financial position, results of operations and cash flows in the current and/or future periods. On December 15, 2022, the E.U. Member States formally adopted the E.U.'s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development Pillar Two Framework that was supported by over 130 countries worldwide. A significant number of countries are also implementing similar legislation. We are monitoring developments, including in countries that have enacted legislation, and do not currently expect a material adverse impact to the financial statements. We will continue to evaluate Pillar Two legislation and other future tax law changes that could result in negative impacts. In addition, tax-law amendments in the U.S. and other jurisdictions could significantly impact how U.S. multinational corporations are taxed. Although we cannot predict whether or in what form such legislation will pass, if enacted it could have an adverse effect on our business, financial condition or results of operations.

A material weakness in our internal controls could have a material adverse effect on us.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to adequately mitigate the risk of fraud. If we cannot provide reasonable assurance with respect to our financial reports and adequately mitigate the risk of fraud, our reputation and results of operations could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the inherent risk that the control may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, our business, financial condition or results of operations could be adversely affected.

Risks Related to Business Combinations and Ventures

Strategic transactions, including acquisitions and divestitures, involve significant risks and uncertainties that could adversely affect our business, financial condition, results of operations and cash flows.

Strategic acquisitions and divestitures we have made in the past (including the Issuer Solutions Acquisition and the 2026 Worldpay Minority Sale), and may make in the future, present significant risks and uncertainties that could adversely affect our business, financial condition, results of operations and cash flows. These risks include the following:
- difficulty in evaluating potential acquisitions, including the risk that our due diligence does not identify or fully assess valuation issues, potential liabilities, regulatory or legal non-compliance issues, or other acquisition risks;
- difficulty and expense in integrating newly acquired businesses and operations, including combining solution and service offerings, and in entering into new markets in which we are not experienced, in an efficient and cost-effective manner while maintaining adequate standards, controls and procedures, and the risk that we may encounter significant unanticipated costs or other problems associated with integration;
- difficulty and expense in consolidating, integrating, and rationalizing IT infrastructure, integrating acquired software, and remediating regulatory or legal non-compliance in acquired entities;
- challenges in achieving strategic objectives, cost savings, revenue growth, and other benefits expected from acquisitions on the time frame anticipated or at all;
- risk that any strategic transaction has an adverse effect on existing business relationships with suppliers and customers, or costs or dis-sysnergies exceed expectations;
- risk that our markets do not evolve as anticipated and that the strategic acquisitions and divestitures do not prove to be those needed to be successful in those markets;
- risk that acquired systems expose us to cybersecurity and other data security risks;
- costs to reach appropriate standards to protect against cybersecurity and other data security risks, or the timelines to achieve such standards, may exceed those estimated in diligence;
- risk that acquired companies are subject to new regulatory regimes or oversight where we have limited experience, which may result in additional compliance costs, remediation expenses, and potential regulatory penalties;
- risk that we assume or retain, or that companies we have acquired have assumed or retained or otherwise become subject to, significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties;
- risk that indemnification related to businesses divested or spun-off that we may be required to provide or otherwise bear may be significant and could negatively impact our business;
- risk of exposure to potential liabilities arising out of applicable state and federal fraudulent conveyance laws and legal distribution requirements from spin-offs in which we or companies we have acquired were involved;

- risk that we may be responsible for unanticipated U.S. federal income tax liabilities related to acquisitions or divestitures;
- risk that we are not able to complete strategic divestitures within expected time frames or on satisfactory terms and conditions, including obtaining enforceable non-competition arrangements applicable to certain of our business lines;
- potential loss of key employees or customers of the businesses acquired or to be divested; and
- risk of diverting the attention of senior management from our existing operations.

We have substantial goodwill and other intangible assets recorded as a result of acquisitions, and a severe or extended economic downturn could cause these assets to become impaired, requiring write-downs that would reduce our operating income.

As of December 31, 2025, goodwill aggregated to $17.8 billion, or 53% of total assets, and intangible assets aggregated to $1.0 billion, or 3% of total assets. Current accounting rules require goodwill to be assessed for impairment at least annually or whenever changes in circumstances indicate potential impairment and require intangible assets with finite useful lives to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors that may be considered a change in circumstance include significant underperformance relative to historical or projected future operating results, a significant decline in our stock price and market capitalization, and negative industry or economic trends. If worldwide or U.S. economic conditions decline significantly with prolonged negative impacts to bank spending and consumer behavior, or if other business or market changes significantly impact our outlook, then the remaining carrying amount of our goodwill and other intangible assets may no longer be recoverable, and we may be required to record an impairment charge, which would have a negative impact on our results of operations. We will continue to monitor the fair value of our reporting units and other intangible assets as well as our market capitalization and the impact of any prolonged economic downturn on our business to determine the likelihood of impairment.

Risks Related to Our Indebtedness

Our existing debt levels and future levels under existing facilities and debt service requirements may adversely affect us, including our financial condition or business flexibility, and prevent us from fulfilling our obligations under our outstanding indebtedness.

As of December 31, 2025, we had total debt of approximately $13.1 billion. Our level of debt, or any increase in our debt level, could adversely affect our business, financial condition, operating results and operational flexibility, including as follows: (i) the debt level may cause us to have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or other purposes; (ii) our debt level may limit operational flexibility and our ability to pursue business opportunities and implement certain business strategies; (iii) some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; (iv) we have a higher level of debt than some of our competitors or potential competitors, which may cause a competitive disadvantage and may reduce flexibility in responding to changing business and economic conditions, including increased competition and vulnerability to general adverse economic and industry conditions; (v) there are significant debt maturities or maturities that may need to be refinanced, potentially at higher rates; and (vi) failure to satisfy our obligations under our outstanding debt or failure to comply with the financial or other restrictive covenants contained in the indenture governing our senior notes or in our credit facilities could result in an event of default that could cause all of our debt to become due and payable, and cross-default provisions in our credit agreements could cause a default on one facility to trigger defaults across multiple financing arrangements, potentially accelerating repayment obligations beyond the initially defaulted facility.

On January 9, 2026, FIS incurred debt of approximately $7.7 billion to finance the cash portion of the Issuer Solutions Acquisition. Accordingly, the indebtedness of FIS and its subsidiaries following completion of the Issuer Solutions Acquisition is substantially greater than FIS' indebtedness prior to completion of the acquisition. FIS' substantially increased indebtedness could have the effect, among other things, of reducing FIS' flexibility to respond to changing business and economic conditions. In addition, the amount of cash required to pay interest on FIS' increased indebtedness levels will increase, and thus the demands on FIS' cash resources will be greater than the amount of cash flows required to service the indebtedness of FIS prior to the acquisition. The increased levels of indebtedness following completion of the acquisition could reduce funds available to engage in investments in product development, fund working capital, capital expenditures, acquisitions and other general corporate purposes, and may create competitive disadvantages for FIS relative to other companies with lower debt levels. If FIS does not achieve the expected benefits from the acquisition, then FIS' ability to service its indebtedness, and thereby reduce its leverage levels, may be adversely impacted.

We have exposure to fluctuations in the Euro-USD exchange rates, which could negatively affect our cost to service or refinance our Euro-denominated debt securities.

At December 31, 2025, the Company had outstanding approximately €3.4 billion aggregate principal amount of Euro-denominated senior notes and approximately €0.1 billion aggregate principal amount of Euro-denominated commercial paper, or the combined equivalent of approximately $4.1 billion aggregate principal amount. A vast majority of this EUR denominated indebtedness has been economically converted into USD through derivative instruments (see "Financial Instruments" in note 15 to the consolidated financial statements).

If our cash flows generated in foreign currencies are insufficient to settle our foreign currency denominated indebtedness, then we may need to exchange U.S. Dollars or funds in other currencies to make such payments, which could result in increased costs to us in the event of adverse changes in currency exchange rates. We have utilized and expect to continue to utilize foreign currency forward contracts and other hedges in an effort to mitigate currency risk, but we cannot make assurances that such hedging arrangements will be effective or will remain available to us on acceptable terms, or at all. In addition, we cannot predict economic and market conditions (including prevailing interest rates and foreign currency exchange rates) at the applicable times when our various series of Euro-denominated indebtedness are scheduled to mature, nor can we predict the impact of governmental monetary, trade or tax policy changes that could cause disproportionate foreign exchange rate movements. We cannot provide any assurance that we would be able to refinance any series of our Euro-denominated indebtedness on acceptable terms at any such time, all of which could have an adverse financial impact on us.

Rising interest rates could increase our borrowing costs.

Our exposure to market risk for changes in interest rates relates to our short-term commercial paper borrowings and revolving credit facilities. Interest rates have increased significantly from recent historical levels and may remain elevated for an extended period. In response to the current interest rate environment, we may need to rebalance our variable debt instruments, potentially increasing our reliance on certain facilities while reducing others. In the future, we may have additional borrowings under existing or new variable-rate debt. Increases in interest rates on variable-rate debt would increase our interest expense. A sustained higher interest rate environment could increase the cost of refinancing existing debt and incurring new debt, create challenges in accessing certain credit markets, and limit our flexibility in managing our debt portfolio composition, which could have an adverse effect on our financing costs and overall financial condition.

Credit ratings, if lowered below investment grade, would adversely affect our cost of funds and liquidity.

The Company maintains investment grade credit ratings from the major U.S. rating agencies on its senior unsecured debt (S&P BBB, Moody's Baa2, Fitch BBB), as well as its commercial paper program (S&P A-2, Moody's P-2, Fitch F2). Failure to maintain investment grade rating levels could adversely affect the Company's cost of funds and liquidity and access to certain capital markets but would not have an adverse effect on our ability to access our existing revolving credit facilities. Please note that a security rating is not a recommendation to buy, sell or hold securities, that it may be subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Statement Regarding Forward-Looking Information

The statements contained in this Form 10-K or in our other documents or in oral presentations or other management statements that are not purely historical are forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, as well as other statements about our expectations, beliefs, intentions, or strategies regarding the future, or other characterizations of future events or circumstances, are forward-looking statements. Forward-looking statements include statements about anticipated financial outcomes, including any earnings outlook or projections, projected revenue or expense synergies or dis-synergies, business and market conditions, outlook, foreign currency exchange rates, deleveraging plans, expected dividends and share repurchases of the Company, the Company's sales pipeline and anticipated profitability and growth, plans, strategies and objectives for future operations, strategic value creation, risk profile and investment strategies, any statements regarding future economic conditions or performance and any statements with respect to the future impacts of the recently completed acquisition of the Issuer Solutions Business, which has been rebranded as FIS Total Issuing™ Solutions. These statements may be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "will," "should," "could," "would," "project," "continue," "likely," and similar expressions, and include statements reflecting future results or outlook, statements of outlook and various accruals and estimates. These statements relate to future events and our future results and involve a number of risks and uncertainties.

Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management.

Actual results, performance or achievement could differ materially from these forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include the following, without limitation:

- changes in general economic, business and political conditions, a recession, intensified or expanded international hostilities, acts of terrorism, fluctuation in rates of inflation or interest, effects of announced or future tariff increases and any resulting regulatory changes in global trade relations and changes in consumer or business confidence;
- changes in either or both the United States and international lending, capital and financial markets or currency fluctuations;
- the risk that acquired businesses, including FIS Total Issuing™ Solutions, will not be integrated successfully, will not provide the expected benefits, or that the integration will be more costly or more time-consuming and complex than anticipated;
- the risk that cost savings and synergies anticipated to be realized from acquisitions, including the Issuer Solutions Acquisition, may not be fully realized or may take longer to realize than expected or that costs may be greater than anticipated;
- the risks of doing business internationally;
- the effect of legislative initiatives or proposals, statutory changes, governmental or applicable regulations and/or changes in industry requirements, including privacy, data protection, cybersecurity, cyber resilience and AI laws and regulations;
- our ability to comply with climate change legal and regulatory requirements and to maintain practices that meet our stakeholders' evolving expectations;
- the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in, or new laws or regulations affecting, the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries;
- changes in the growth rates of the markets for our solutions;
- the amount, declaration and payment of future dividends is at the discretion of our Board of Directors and depends on, among other things, our investment opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including legal and contractual restrictions;
- the amount and timing of any future share repurchases is subject to, among other things, our share price, our other investment opportunities and cash requirements, our results of operations and financial condition, our future prospects and other factors that may be considered relevant by our Board of Directors and management;
- failures to adapt our solutions to changes in technology or in the marketplace;
- internal or external security or privacy breaches of our systems, including those relating to unauthorized access, theft, corruption or loss of personal information and computer viruses and other malware affecting our software or platforms, and the reactions of customers, card associations, government regulators and others to any such events;
- the risk that implementation of software, including software updates, for customers or at customer locations or employee error in monitoring our software and platforms may result in the corruption or loss of data or customer information, interruption of business operations, outages, exposure to liability claims or loss of customers;
- the risk that partners and third parties may fail to satisfy their legal obligations to us;
- risks associated with managing pension cost, cybersecurity issues, IT outages experienced;
- our ability to navigate the opportunities and risks associated with using and/or incorporating AI technologies into our business;
- the reaction of current and potential customers to communications from us or regulators regarding information security, risk management, internal audit or other matters;
- competitive pressures on pricing related to the decreasing number of community banks in the U.S., the development of new disruptive technologies competing with one or more of our solutions, increasing presence of international competitors in the U.S. market and the entry into the market by global banks and global companies with respect to certain competitive solutions, each of which may have the impact of unbundling individual solutions from a comprehensive suite of solutions we provide to many of our customers;
- the failure to innovate in order to keep up with new emerging technologies, which could impact our solutions and our ability to attract new, or retain existing, customers;
- an operational or natural disaster at one of our major operations centers;
- failure to comply with applicable requirements of payment networks or changes in those requirements;
- fraud by bad actors; and

- other risks detailed elsewhere in the "*Risk Factors*" section and other sections of this report, and in our other filings with the SEC.

Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, we do not undertake (and expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

Cybersecurity Risk Management and Strategy

Cybersecurity is fundamental to FIS' complex, global business. As part of our business, FIS and its vendors, technology partners, and clients electronically receive, process, store and transmit a wide range of confidential information, including sensitive customer information and consumer personal data. Our operations extend to managing payment systems, cash access and prepaid card systems. Cyberattacks on information technology systems and the vendors and technological supply chain they rely on continue to grow in frequency, complexity and sophistication. This is a trend we expect to continue. Cyberattacks have garnered significant attention from individuals, businesses, governmental entities and the media drawing the focus of a large ecosystem of criminal threat actors. The objectives of these cyberattacks include, among other outcomes, gaining unauthorized access to systems to disrupt operations, steal information, seek ransom payments from victims, perpetrate financial fraud, or sell stolen information. Perpetrators of cyberattacks attempt to exploit technical, human, social, and organizational vulnerabilities to gain unauthorized access. There is a growing trend of identifying and exploiting vulnerabilities in widely used technologies or vendor systems, allowing a single compromise or failure to extend unauthorized access to numerous systems. We have also noted increasing trends of targeting payment systems, including credit, debit, and prepaid card systems, for purposes of eliciting unauthorized or fraudulent transactions.

FIS takes actions to assess, identify, and manage risks from cybersecurity threats to our information systems and those of our vendors and technology partners. A significant focus of our ongoing efforts is how we identify these vulnerabilities and prevent and respond to cyberattacks. Our processes include the activities of the FIS Cyber Fusion Center, which provides 24x7x365 cybersecurity threat monitoring and response for both incoming threats and outbound data flows. They also include structured defense-in-depth initiatives, such as perimeter security, remote access security, endpoint security, application security, identity management, and data loss prevention. In addition, we engage in extensive information security training of our employees who use and access our information systems. Our process for identification and management of risks from cybersecurity threats includes regular communication with cyber experts, engagement of cybersecurity partners to review our systems, regular audits of our information security by third-party assessors and consultants, and regular interactions with vendors and technology partners to oversee and identify material risks associated with the information systems utilized by such persons.

Cybersecurity Governance

Our process of identifying and remediating cybersecurity risks has been integrated into our overall risk management system and processes. It is overseen by our Chief Information Security Officer and Chief Risk Officer, who report to our Board of Directors and its Risk and Technology Committee on a quarterly basis. The Chief Information Security Officer provides ongoing oversight for the management of cybersecurity risks across the firm leveraging a series of qualitative and quantitative risk assessment routines. Risk escalations are facilitated through the enterprise risk management framework, including the Company's Enterprise Risk Committee and the Board of Directors via the Risk and Technology Committee. Facilitated via regular updates on cybersecurity risk, our Board of Directors takes an active role in overseeing, managing, and setting risk tolerances for our cybersecurity program. Our Chief Information Security Officer has over 15 years of technology and cybersecurity experience, including previous senior leadership roles at major financial institutions and possesses industry certifications such as the Certified Information Systems Security Professional (CISSP). Additional leaders and key contributors composing the cybersecurity leadership team possess specific expertise, certifications, and previous work experience aligned to their assigned responsibilities. Our Enterprise Risk Committee, responsible for providing oversight for cybersecurity risks, is a cross-functional representation of senior leadership with requisite experience and expertise to provide risk oversight, including the Chief Risk Officer, Chief Legal Officer, Chief Technology Officer, Chief Information Officer, Chief Information Security Officer, Chief Audit Officer and other business leaders.

FIS remains focused on making additional strategic investments in information security to protect our clients and our information systems from risks from cybersecurity threats. This includes both capital expenditures and operating expenses on hardware, software, staff and consulting services. These investments in the past have been and are reasonably likely to continue to be material to our results of operations. Further, notwithstanding our investments and other processes and efforts described above and elsewhere in this Annual Report on Form 10-K, we cannot guarantee that FIS will not be the subject of a cyberattack that would have a material effect on its financial condition or results of operations. See "*Risk Factors*" in Item 1A.

The continued growth in the frequency, complexity and sophistication of cyberattacks presents both a threat and an opportunity for FIS. Using expertise we have gained from our ongoing focus and investment, we have developed and we offer fraud, security, risk management and compliance solutions to target this growth opportunity in the financial services industry. We also use certain of these solutions to manage our own risks.

We have not identified any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For a full discussion of risks from cybersecurity threats, see the section entitled "*Risk Factors*" in Item 1A.

Item 2. *Properties*

FIS' corporate headquarters is located at 347 Riverside Avenue, Jacksonville, Florida. In addition, FIS owns or leases support centers, data processing facilities and other facilities at approximately 80 locations. We believe our facilities and equipment are generally well maintained and are in good operating condition. We believe that the equipment we own and our various facilities are adequate for our present and foreseeable business needs.

Item 3. *Legal Proceedings*

The Company is involved in various pending and threatened litigation matters related to its business and operations, some of which include claims for punitive or exemplary damages. The Company believes no such currently pending or threatened actions are likely to have a material adverse effect on its consolidated financial position. With respect to litigation in which the Company is involved generally, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.

- The Company reviews all of its litigation on an ongoing basis and follows the authoritative guidance for accounting for contingencies when making accrual and disclosure decisions. A liability must be accrued if (a) it is probable that a liability has been incurred and (b) the amount of loss can be reasonably estimated. If one of these criteria has not been met, disclosure is required when there is at least a reasonable possibility that a material loss may be incurred. When assessing reasonably possible and probable outcomes, the Company bases decisions on the assessment of the ultimate outcome following all appeals. Legal fees associated with defending litigation matters are expensed as incurred.

See Note 18 to the consolidated financial statements for information about certain legal matters and indemnifications and warranties.

Item 4.   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the ticker symbol "FIS." As of January 31, 2026, there were approximately 8,541 shareholders of record of our common stock.

In January 2026, the Board of Directors approved a quarterly dividend of $0.44 per share beginning with the first quarter of 2026. A regular quarterly dividend of $0.44 per common share is payable on March 24, 2026, to shareholders of record as of the close of business on March 10, 2026. We currently expect to continue to pay quarterly dividends at a target payout ratio consistent with our capital allocation strategy. However, the amount, declaration and payment of future dividends is at the discretion of the Board of Directors and depends on, among other things, our investment opportunities (including potential mergers and acquisitions), results of operations, financial condition, cash requirements, future prospects, and other factors, including legal and contractual restrictions, that may be considered relevant by our Board of Directors. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements.

Item 12 of Part III contains information concerning securities authorized for issuance under our equity compensation plans.

In January 2021, our Board of Directors approved a share repurchase program (the "2021 Repurchase Program") under which it authorized the Company to repurchase up to 100 million shares of our common stock. In August 2024, our Board of Directors approved a separate, incremental share repurchase program (the "2024 Repurchase Program") authorizing the repurchase of up to $3.0 billion in aggregate value of shares of our common stock. The Company exhausted its 2021 Repurchase Program in the first quarter of 2025. Repurchases under the 2024 Repurchase Program are made at management's discretion from time to time on the open market or in privately negotiated transactions and through Rule 10b5-1 plans. The 2024 Repurchase Program does not have an expiration date, and may be suspended for periods, amended or discontinued at any time. The Company repurchased approximately 18 million shares for an aggregate of $1.3 billion in 2025, inclusive of repurchases completed under the 2021 Repurchase Program, under which the Company repurchased approximately 1 million shares for an aggregate of $110 million in 2025. Approximately $1.8 billion remained available for repurchase under the 2024 Repurchase Program as of December 31, 2025. Following the closing of the Issuer Solutions Acquisition, the Company temporarily paused repurchases under this program and will resume at management's discretion, taking into account our target leverage ratio.

The following table summarizes the shares repurchased by the Company under the 2024 Repurchase Program during the three-month period ended December 31, 2025, and the number of shares remaining authorized for repurchase by the Company.

Period	Total number of shares purchased (in millions)	Average price paid per share	Total cost of shares purchased as part of publicly announced plans or programs (in millions)	Maximum number of shares that may yet be purchased under the plans or programs (in millions)
October 1-31, 2025	1.4	$ 66.60	$ 92.0	2.0
November 1-30, 2025	1.6	$ 64.45	107.3	1.9
December 1-31, 2025	1.4	$ 66.57	91.6	1.8
	4.4		$ 290.9	

The graph below compares Fidelity National Information Services, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P Supercap Data Processing & Outsourced Services index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020, to December 31, 2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Fidelity National Information Services, Inc., the S&P 500 Index
and the S&P Supercap Data Processing & Outsourced Services Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/20	12/21	12/22	12/23	12/24	12/25
Fidelity National Information Services, Inc.	$100.00	$ 78.10	$ 49.63	$ 45.57	$ 62.42	$ 52.55
S&P 500	$100.00	$128.71	$105.40	$133.10	$166.40	$196.16
S&P Supercap Data Processing & Outsourced Services	$100.00	$ 96.46	$ 80.48	$ 95.12	$101.49	$104.70

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following section discusses management's view of the financial condition and results of operations of FIS and its consolidated subsidiaries as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, unless otherwise noted.

This section should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Statement Regarding Forward-Looking Information" and "*Risk Factors*" in Item 1A of this Annual Report for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause future results to differ materially from those reflected in this section.

Business Trends and Conditions

Revenue Sources and Markets

Our revenue from continuing operations is primarily derived from a combination of technology and processing solutions, transaction processing fees, professional services and software license fees. While we are a global company and do business around the world, the majority of our revenue is generated by clients in the U.S. The majority of our international revenue is generated by clients in the United Kingdom, Germany, Canada, Australia, Switzerland, France, South Africa, the Netherlands and India. In addition, the majority of our revenue has historically been recurring under multi-year Banking and Capital Markets contracts that contribute relative stability to our revenue stream. These solutions, in general, are considered critical to our clients' operations. Professional services revenue is typically non-recurring, though recognition often occurs over time rather than at a point in time. Sales of software licenses are typically non-recurring with point-in-time recognition and are less predictable.

Economic Trends

We continue to experience relatively stable sales cycles and levels of client activity across our businesses. While inflation remains elevated on a multi-year basis, recent inflation levels in our primary markets have moderated compared to the peak levels observed over the past several years. However, we have experienced, and continue to experience, significant cost increases from vendors, and market conditions limit our ability to fully offset these increases through pricing actions. Relatively high interest rates have had, and may continue to have, a negative impact on our interest expense. During 2024, we used a portion of the net proceeds from the 2024 Worldpay Sale to repay our borrowings under our commercial paper programs and reduce our long-term debt, which decreased our interest expense from previous levels. However, we incurred approximately $7.7 billion of new debt upon closing of the Issuer Solutions Acquisition, as further discussed in Note 1 to the consolidated financial statements, which will increase our interest expense in 2026. Given the volatility of exchange rates and the mix of currencies involved in both revenues and expenses, the direction and magnitude of future effects of currency fluctuations are uncertain. We continue to monitor the potential impacts of recently enacted and potential future tariff regimes in the U.S. and internationally. As of December 31, 2025, tariffs have not had a significant impact on our financial condition or results of operations.

2024 Worldpay Sale

The Company completed the 2024 Worldpay Sale on January 31, 2024, for cash consideration in a transaction valuing the Worldpay Merchant Solutions business at an enterprise value of $18.5 billion, including $1.0 billion of consideration contingent on the returns realized by Buyer exceeding certain thresholds. FIS will no longer receive the contingent consideration as a result of the completion of the 2026 Worldpay Minority Interest Sale, as discussed below. The net cash proceeds received by FIS at the closing were greater than $12 billion, net of estimated closing adjustments, debt restructuring fees, taxes and transaction costs. We used the proceeds from the 2024 Worldpay Sale in 2024 primarily to retire debt and repurchase shares, as well as for general corporate purposes. In connection with the 2024 Worldpay Sale, FIS and Worldpay entered into commercial agreements, preserving a key value proposition for clients of both businesses and minimizing potential dis-synergies. FIS and Worldpay also entered into additional agreements as described in Note 4 to the consolidated financial statements. Upon closing of the 2026 Worldpay Minority Interest Sale, the commercial and other agreements were amended and extended as also discussed in Note 4 to the consolidated financial statements. Following the 2024 Worldpay Sale, we accounted for our non-controlling 45% equity interest in Worldpay using the equity method of accounting, and our share of the net income of Worldpay was reported as Equity method investment earnings (loss), net of tax, in our consolidated statements of earnings (loss).

As a result of the 2024 Worldpay Sale, we recorded a cumulative loss on sale of $578 million during 2024. During 2024, we also recorded a cumulative tax benefit of $1.1 billion, primarily from the release of U.S. deferred tax liabilities that were not transferred in the 2024 Worldpay Sale, net of the then-estimated U.S. tax cost of the 2024 Worldpay Sale. See "2026 Worldpay Minority Interest Sale" below for a discussion of subsequent changes to our U.S. deferred tax liabilities arising from our agreement to sell our remaining interest in Worldpay.

2026 Worldpay Minority Interest Sale

As a result of the 2026 Worldpay Minority Interest Sale, we expect to recognize an estimated pre-tax gain of $2.2 billion in the first quarter of 2026, representing the excess of the net selling price over the estimated carrying value of the Worldpay equity method investment as of the date of closing, adjusted for the impact of our share of Worldpay's cumulative translation adjustments recorded in accumulated other comprehensive earnings (loss). The estimated gain remains subject to change based on customary post-closing purchase price adjustments and final determination of these amounts, and the final gain could differ materially from the current estimate.

Investments in Innovation

We continue to assist financial institutions and other businesses in migrating to outsourced integrated technology solutions to improve their profitability and address increasing and ongoing regulatory requirements. We believe our integrated solutions and outsourced services are well-positioned to address this outsourcing trend across the markets we serve.

We continue to invest in modernization, innovation and integrated solutions to meet the demands of the markets we serve and to compete with global banks, financial and other technology providers, and emerging technology innovators. We invest both internally and through investment opportunities in companies building complementary technologies in the financial services space. Our internal development activities have related primarily to the modernization of our proprietary core systems in each of our segments, design and development of next-generation digital and innovative solutions and development of processing systems and related software applications and risk management platforms. We expect to continue to invest an appropriate level of resources to maintain, enhance and extend the functionality of our proprietary systems and existing software applications, to develop new and innovative software applications and systems to address emerging technology trends in response to the needs of our clients, and to enhance the capabilities of our outsourcing infrastructure.

Digital One Platform

Consumer preference, particularly in younger generations, continues to shift to digital-first banking solutions. It is increasingly clear that a priority for our clients is to provide a unified, engaging and inclusive banking experience powered by digital capabilities across all channels and customer activities. Our Digital One platform helps our clients, from top-tier large financial institutions with over $10 billion in assets to top-tier and mid-tier community banks, provide a set of modern digital solutions to support all customer types, including retail consumers, sole proprietors, small businesses and large corporations, through any channel, including desktop, tablet, smartphone, and branch. The uniform customer experience extends to support a broad range of financial services including opening new accounts, servicing existing accounts, money movement, and personal financial management, as well as other consumer, small business and commercial banking capabilities. The Digital One platform is host-agnostic, and our digital suite has been enabled across multiple FIS core banking platforms, including IBS, Horizon, Modern Banking Platform, AffinityEdge, and Systematics, in addition to non-FIS platforms run by banking financial institutions who demand market-leading digital capabilities.

Banking Industry Consolidation

We expect continued consolidation within the banking industry, primarily in the form of merger and acquisition activity among financial institutions, which generally increases competition among financial technology providers. However, consolidation resulting from specific merger and acquisition transactions may be beneficial to our business. When consolidations of financial institutions occur, merger partners often operate systems obtained from competing service providers. The newly formed entity generally makes a determination to migrate its core and payments systems to a single platform. When a financial institution processing client is involved in a consolidation, we may benefit if the client retains our solutions and expands the use of them following the consolidation to support the newly combined entity. Conversely, we may lose revenue if our solutions are not chosen to support the newly combined entity. It is also possible that larger financial institutions resulting from consolidation may have greater leverage in negotiating terms or could decide to perform in-house some or all of the solutions that we currently provide or could provide. We seek to mitigate the risks of consolidations by offering other competitive solutions to take advantage of specific opportunities at the surviving company.

Demand in the Payments Market

We continue to see demand in the payments market for innovative solutions that will deliver faster, more convenient payment options in mobile channels, internet applications, in-store cards, and digital currencies. The payment processing industry is adopting new technologies, developing new solutions, evolving new business models, and is being affected by new market entrants and by an evolving regulatory environment. As financial institutions respond to these changes by seeking solutions to help them enhance their own offerings to consumers, including the ability to accept card-not-present payments in eCommerce and mobile environments, as well as contactless cards and mobile wallets at the point of sale, FIS believes that payment processors will seek to develop additional capabilities in order to serve clients' evolving needs. To facilitate this expansion, we believe that payment processors will need to enhance their technology platforms so they can deliver these capabilities and differentiate their offerings from other providers.

We believe that these market changes present both an opportunity and a risk for us, and we cannot predict which emerging technologies or solutions will be successful. However, FIS believes that payment processors, like FIS, that have scalable, integrated business models, provide solutions across the payment processing value chain and utilize broad distribution capabilities will be best-positioned to enable emerging alternative electronic payment technologies in the long term. Further, FIS believes that its depth of capabilities and breadth of distribution will enhance its position as emerging payment technologies are adopted by merchants and other businesses. FIS' ability to partner with non-financial institution enterprises, such as mobile payment providers and internet, retail and social media companies, continues to create attractive growth opportunities as these new entrants seek to become more active participants in the development of alternative electronic payment technologies and to facilitate the convergence of retail, online, mobile and social commerce applications.

Cybersecurity Threats and Solutions

Cyberattacks on information technology systems and the vendors and technological supply chain on which they rely continue to grow in frequency, complexity and sophistication, including the increasing use of AI by threat actors and the potential targeting of entities like FIS for the purposes of disruption of services or financial gain. Technical solutions that serve many customers are increasing targets of these kinds of attacks, including direct attacks on our supply chain partners, or our clients. This is a trend we expect to continue with widespread impacts. The continued growth in the frequency, complexity and sophistication of cyberattacks, coupled with the continued interconnection in the global technology ecosystem, present both a threat and an opportunity for FIS. Using expertise we have gained from our ongoing focus and investment, we have developed and we offer fraud, security, risk management and compliance solutions to target this growth opportunity in the financial services industry. We also use certain of these solutions to manage our own risks. See Item 1C for additional discussion of how the Company assesses, identifies, and manages cybersecurity risks.

Critical Accounting Policies and Estimates

The accounting policies and estimates described below are those we consider critical in preparing our consolidated financial statements. These policies require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual amounts could differ from those estimates. See Note 2 to the consolidated financial statements for a more detailed description of the significant accounting policies that have been followed in preparing our consolidated financial statements.

Revenue Recognition

Application of GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation in the determination of distinct performance obligations. Other judgments may include the evaluation of the standalone selling price for each performance obligation and whether separate contracts with the same customer should be combined and considered part of one arrangement.

The determination as to whether individual promised solutions or services can be considered distinct or should instead be combined with other promised solutions or services in a contract may require judgment. We assess the solutions and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a solution or service (or bundle of solutions or services) that is distinct - i.e., if a solution or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Due to the large number, broad nature and average size of our individual customer contracts, the impact of judgments and assumptions that we apply in recognizing revenue for any single contract is not likely to have a material effect on our consolidated operations or financial position. However, the accounting policies that we apply across similar contracts, products or classes of clients could significantly influence the timing and amount of revenue recognized in our historical and future results of operations or financial position.

Purchase Accounting

We allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed in business combination transactions at their estimated fair values, except as otherwise required. Any portion of the purchase price in excess of the recorded amount of the net identifiable assets acquired is recognized as goodwill. The estimates used to determine the fair value of long-lived assets, such as customer relationships and software intangible assets, are complex and require a significant amount of management judgment. When necessary, we engage third-party valuation specialists to assist us in making these fair value determinations. We generally use discounted cash flow models, which require internally developed assumptions, to determine the acquisition fair value of customer relationship intangible assets and developed technology software assets. Assumptions for customer relationship asset valuations typically include forecasted revenue attributable to existing customer contracts and relationships, estimated annual attrition, forecasted margin, and estimated weighted average cost of capital and discount rates. Assumptions for software asset valuations typically include forecasted revenue attributable to the software assets, obsolescence rates, estimated royalty rates and estimated weighted average cost of capital and discount rates. The forecasted revenue and margins used in the discounted cash flow models are critical estimates in determining the fair value of customer relationships and developed technology software assets as these estimates are influenced by many factors including historical financial information and management's expectation for future operating results as a combined company.

While we use our best estimates and assumptions to determine the fair values of the assets acquired and the liabilities assumed, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to our consolidated statements of earnings.

During the years ended December 31, 2025 and 2024, we closed on two and three acquisitions, respectively, that were accounted for as business combinations, as discussed in Note 5 to the consolidated financial statements. We had no material business combinations, individually or in the aggregate, during the year ended December 31, 2023.

Goodwill Impairment

The Company assesses goodwill for impairment by reporting unit on an annual basis during the fourth quarter or more frequently if circumstances indicate potential impairment. Our reporting units are the same as our primary operating segments, with additional reporting units, as applicable, for certain non-strategic businesses within the Corporate and Other segment. Goodwill impairment assessments require a significant amount of management judgment, and a meaningful change in one or more of the underlying forecasts, estimates, or assumptions used in testing goodwill for impairment could result in a material impact on the Company's financial position or results of operations. Based on the results of our assessments, goodwill of the reporting units in our continuing operations was not impaired in any of the periods presented.

Our annual impairment test may first consider qualitative factors to determine whether it is more likely than not that a reporting unit's carrying amount exceeds its fair value. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and events affecting the reporting unit or Company as a whole, including a sustained decrease in stock price. As a result of the qualitative assessment, if we conclude that it is more likely than not that the reporting unit's fair value is less than its carrying amount as a result of the qualitative assessment, or we elect to bypass the qualitative assessment for a reporting unit, then we must perform a quantitative assessment for that reporting unit.

When a quantitative assessment is triggered or elected, we typically engage third-party valuation specialists to assist us in determining the fair value of the reporting unit based on the weighted average of two valuation techniques: an income approach (also known as the discounted cash flow method) and a market approach. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. The income approach involves the use of significant estimates and assumptions regarding forecasted revenue, growth rates, operating margins, capital expenditures, and other factors used to calculate estimated future cash flows. In addition, risk-adjusted discount rates and future economic and market conditions and other assumptions are applied. The market approach involves the selection of guideline public companies and earnings multiples considering factors such as markets of operation, solutions offered, and risk profiles. The income approach used to assess goodwill for impairment is a critical estimate because the forecasted revenue growth rate and margin assumptions (including long-term growth assumptions) underlying the estimated future cash flows are subject to management's judgment based upon the best available market information, internal forecasts and operating plans. A deterioration in these assumptions could adversely impact our results. The income approach is also particularly sensitive to the risk-adjusted discount rate selected.

For our Banking and Capital Markets reporting units, we performed a qualitative annual assessment for 2023, 2024 and 2025 and concluded that it remained more likely than not that the fair values of these reporting units continued to exceed their respective carrying amounts. Given the substantial excess of fair value over carrying amounts, we believe the likelihood of obtaining materially different results based on a change of assumptions to be low.

Income Taxes

There is inherent uncertainty in quantifying our income tax positions. Management judgment is required to determine our provision for income taxes and income tax assets and liabilities. Management assesses our tax positions based on the application of accounting principles to our facts and circumstances and our interpretation of the tax laws, treaties and regulations, which are complex, vary by jurisdiction and may be subject to different interpretation by relevant taxing authorities.

We have various tax filing positions, including the allocation of income among various jurisdictions and the applicability of deductions and credits, which affect the timing and amount of our taxable income. We record a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. We also evaluate and measure uncertain tax positions taken or expected to be taken on tax returns and record liabilities for such positions that in our judgment may not be sustained, or only partially sustained, upon examination by taxing authorities. Our assessment may change based on various factors, including changes in facts or circumstances, changes in tax law and audit activity.

Although we believe that our estimates and judgments are reasonable, actual results may differ from these estimates. If one or more of the taxing authorities were to successfully challenge a position taken, it could have a material adverse effect on our financial condition, results of operations or cash flows.

Related-Party Transactions

We are a party to related-party agreements with Worldpay as discussed in Note 4 to the consolidated financial statements. In connection with the closing of the 2024 Worldpay Sale, we entered into several agreements with certain Worldpay entities and entered into additional agreements with Worldpay during 2024, as further described in Note 4 to the consolidated financial statements.

Consolidated Results of Operations

	Year ended December 31,			$ Change		% Change	
				2025 vs	2024 vs	2025 vs	2024 vs
	2025	2024	2023	2024	2023	2024	2023
	(In millions)						
Revenue	$ 10,677	$ 10,127	$ 9,831	$ 550	$ 296	5 %	3 %
Cost of revenue	(6,741)	(6,323)	(6,175)	(418)	(148)	7	2
Gross profit	3,936	3,804	3,656	132	148	3	4
Gross profit margin	37 %	38 %	37 %				
Selling, general and administrative expenses	(2,263)	(2,185)	(2,096)	(78)	(89)	4	4
Asset impairments	(18)	(52)	(113)	34	61	NM	NM
Other operating (income) expense, net - related party	(86)	(142)	—	56	(142)	(39)	NM
Operating income	1,741	1,709	1,447	32	262	2	18
Operating margin	16 %	17 %	15 %				

NM = Not meaningful

Revenue

Revenue for the year ended December 31, 2025, increased primarily due to recurring revenue growth in both the Banking and Capital Markets segments. Recurring revenue growth was driven by broad-based growth across the Banking portfolio, led by our core and digital and payments businesses, and by the implementation of new Capital Markets sales. Revenue growth for the year ended December 31, 2025, was partially offset by a decrease in our Corporate and Other segment primarily due to the divestiture of a non-strategic business during the first quarter of 2025. Revenue was not materially impacted by foreign currency movements versus the prior year period.

Revenue for the year ended December 31, 2024, increased primarily due to new sales to both new and existing customers and increased transaction processing volumes, partially offset by declines associated with our non-strategic businesses. Revenue was not materially impacted by foreign currency movements versus the prior year period.

See "Segment Results of Operations" below for more detailed explanation.

Cost of Revenue, Gross Profit and Gross Profit Margin

Cost of revenue for the year ended December 31, 2025, increased primarily due to increased direct cost of revenue associated with higher transaction volumes and higher amortization of internally developed software. Gross profit for the year ended December 31, 2025, increased primarily driven by the profit associated with the revenue increases noted above. Gross profit margin for the year ended December 31, 2025, decreased as the cost of revenue increased faster than the pace of revenue due to higher amortization of internally developed software.

Cost of revenue for the year ended December 31, 2024, increased primarily due to increased infrastructure and labor expenses, which include costs to support the Worldpay transition services agreement ("TSA"). Gross profit margin for the year ended December 31, 2024, increased primarily due to operating leverage, continued cost management and increased higher-margin license revenue, partially offset by dis-synergies associated with the 2024 Worldpay Sale.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2025, increased primarily due to higher net personnel costs, including an increase in one-time severance costs incurred as part of our enterprise-wide cost savings initiatives, as well as an increase in the amortization of deferred commissions.

Selling, general and administrative expenses for the year ended December 31, 2024, increased primarily due to higher expenses relating to the separation of the Worldpay Merchant Solutions business, offset in part by lower labor costs.

Asset Impairments

There were no material asset impairments during the year ended December 31, 2025.

Asset impairments for the year ended December 31, 2024, related primarily to an estimated loss recorded on the expected sale of a non-strategic business.

Asset impairments for the year ended December 31, 2023, related primarily to the termination of certain internally developed software projects.

Operating Income and Operating Margin

The annual change in operating income and operating margin for the years ended December 31, 2025 and 2024, resulted from the revenue and cost variances noted above.

Other Operating (Income) Expense, Net - Related Party

As described in Note 4 to the consolidated financial statements, under the terms of the Worldpay TSA, during 2025 and 2024, the Company provided technology infrastructure, risk and security, accounting and various other corporate services to Worldpay. The income received for these services is recorded in Other operating (income) expense, net - related party, and the corresponding expenses are recognized in Cost of revenue and Selling, general and administrative expense in the consolidated statement of earnings (loss). Net TSA income decreased from 2024 to 2025 primarily as a result of winding down certain of the TSA services.

Total Other Income (Expense), Net

	Year ended December 31,			$ Change		% Change	
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
	(In millions)						
Other income (expense):							
Interest expense, net	$ (367)	$ (250)	$ (621)	$ (117)	$ 371	(47)%	60 %
Other income (expense), net	(198)	(162)	(164)	(36)	$ 2	NM	NM
Total other income (expense), net	$ (565)	$ (412)	$ (785)	(153)	$ 373	NM	NM

NM = Not meaningful

The increase in interest expense, net during the year ended December 31, 2025, was primarily due to a decrease in interest income, which was higher during the year ended December 31, 2024, as a result of unused proceeds from the 2024 Worldpay Sale. Interest expense (net) for the year ended December 31, 2024, also included bridge facility fees incurred to secure funding for the Issuer Solutions Acquisition, as discussed in Note 1 to the consolidated financial statements.

The decrease in interest expense, net during the year ended December 31, 2024, was primarily due to a reduction in our outstanding borrowings under our commercial paper programs and senior notes using a portion of the net proceeds from the 2024 Worldpay Sale and increased interest income generated on the proceeds of the 2024 Worldpay Sale.

Other income (expense), net for the periods presented consists of various income and expense items outside of the Company's operating activities, including foreign currency transaction remeasurement gains and losses; realized and unrealized gains and losses on equity security investments, including impairment losses on these investments; and fair value adjustments on certain non-operating assets and liabilities, including certain derivatives as further described in Note 15 to the consolidated financial statements.

Other income (expense) for the year ended December 31, 2025, primarily included the impact of a $(108) million write-off of the contingent consideration included as part of the 2024 Worldpay Sale, which write-off was triggered by the 2026 Worldpay Minority Interest Sale agreement, and a change in fair value of interest rate swaps accounted for as economic hedges, each as discussed in Note 15 to the consolidated financial statements, as well as foreign currency transaction remeasurement losses.

Other income (expense) for the year ended December 31, 2024, included loss on extinguishment of debt of approximately $(174) million, as discussed in Note 14 to the consolidated financial statements.

Other income (expense) for the year ended December 31, 2023, primarily included losses from foreign currency transaction remeasurements and the impact of the change in fair value of interest rate swaps accounted for as economic hedges. See Note 15 to the consolidated financial statements for further discussion of the interest rate swaps.

Provision (Benefit) for Income Taxes

	Year ended December 31,			$ Change		% Change	
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
	(In millions)						
Provision (benefit) for income taxes	$ 265	$ 362	$ 157	$ (97)	$ 205	NM	NM
Effective tax rate	23 %	28 %	24 %				

NM = Not meaningful

The decrease in the effective tax rate for the year ended December 31, 2025, was predominately driven by comparatively lower income tax relating to foreign earnings in 2025, together with a decrease in 2025 income tax expense due to increased tax credits.

The increase in the effective tax rate for the year ended December 31, 2024, was predominately driven by increases to income tax relating to foreign earnings.

As described in Note 4 to the consolidated financial statements, the Company reflects its investor-level tax impact relating to equity method investments as a component of Equity method investment earnings (loss), net of tax in the consolidated statement of earnings (loss). Therefore, equity method investment earnings (loss) and the related investor-level tax are excluded from the calculation of FIS' annual effective tax rate.

Equity Method Investment Earnings (Loss)

	Year ended December 31,			$ Change		% Change	
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
			(In millions)				
Equity method investment earnings (loss), net of tax	$ (526)	$ (145)	$ —	$ (381)	$ (145)	NM	NM

NM = Not meaningful

As discussed in Note 1 to the consolidated financial statements, the Company completed the 2024 Worldpay Sale on January 31, 2024, retaining a non-controlling equity interest in Worldpay. Until the closing of the 2026 Worldpay Minority Interest Sale, we accounted for our 45% equity interest in Worldpay using the equity method of accounting. During the period from February 1, 2024, through December 31, 2025, our share of the net income of Worldpay is reported as Equity method investment earnings (loss), net of tax, in the consolidated statement of earnings (loss) and reflects FIS' investor-level tax impact on its investment in Worldpay. See Note 4 to the consolidated financial statements for summary Worldpay financial information.

Discontinued Operations

	Year ended December 31,			$ Change		% Change	
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
			(In millions)				
Revenue	$ —	$ 413	$ 4,859	$ (413)	$ (4,446)	(100)%	(92)%
Earnings (loss) from discontinued operations related to major classes of pre-tax earnings (loss)	$ —	$ 179	$ (5,549)	(179)	5,728	NM	NM
Loss on assets held for sale	$ —	$ —	$ (1,909)	—	1,909	NM	NM
Loss on sale of disposal group	$ —	$ (578)	—	578	(578)	NM	NM
Provision (benefit) for income taxes	$ —	$ (1,062)	$ (301)	1,062	(761)	NM	NM
Earnings (loss) from discontinued operations, net of tax attributable to FIS	$ —	$ 663	$ (7,157)	(663)	7,820	NM	NM

NM = Not meaningful

As discussed in Note 1 to the consolidated financial statements, the Company completed the 2024 Worldpay Sale on January 31, 2024. The results of the Worldpay Merchant Solutions business prior to the completion of the 2024 Worldpay Sale have been presented as discontinued operations.

For the year ended December 31, 2024, changes in each of the captions above from the prior year are a result of the 2024 Worldpay Sale.

For the year ended December 31, 2024, we recorded a loss on sale of the Worldpay disposal group of $578 million, including the impact of post-closing adjustments.

For the year ended December 31, 2024, the Company recorded a tax benefit of $1.1 billion, primarily from the write-off of U.S. deferred tax liabilities that were not transferred in the 2024 Worldpay Sale, net of the estimated U.S. tax cost that the Company expects to incur as a result of the 2024 Worldpay Sale.

For the year ended December 31, 2023, Earnings (loss) from discontinued operations related to major classes of pre-tax earnings (loss), as well as Earnings (loss) from discontinued operations, net of tax, included a $6.8 billion impairment of goodwill. Additionally, beginning on July 5, 2023, the Company ceased amortization of long-lived assets held for sale.

For the year ended December 31, 2023, we recorded a pre-tax loss on assets held for sale of $1.9 billion, reflecting the establishment of a valuation allowance to reduce the Worldpay Merchant Solutions disposal group's carrying value down to fair value less cost to sell as discussed in Note 3 to the consolidated financial statements.

Segment Results of Operations

FIS reports its financial performance based on the following segments: Banking Solutions; Capital Market Solutions; and Corporate and Other.

Adjusted EBITDA is a measure of segment profit or loss reported to the chief operating decision maker, the Company's Chief Executive Officer and President, for purposes of making decisions about allocating resources to the segments and assessing their performance. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with FASB ASC Topic 280, *Segment Reporting*. Adjusted EBITDA is defined as net earnings (loss) before net interest expense, net other income (expense), income tax provision (benefit), equity method investment earnings (loss), and depreciation and amortization, and excludes certain costs that do not constitute normal, recurring, cash operating expenses necessary to operate our business. These excluded costs generally consist of the purchase price amortization of acquired intangible assets as well as acquisition, integration and certain other costs and asset impairments. These costs and adjustments are recorded in the Corporate and Other segment for the periods discussed below. Financial information, including details of Adjusted EBITDA, for each of our segments is set forth in Note 22 to the consolidated financial statements.

Banking Solutions

	Years ended December 31,			$ Change		% Change	
				2025 vs	2024 vs	2025 vs	2024 vs
	2025	2024	2023	2024	2023	2024	2023
			(In millions)				
Revenue	$ 7,285	$ 6,892	$ 6,743	$ 393	$ 149	6 %	2 %
Adjusted EBITDA	$ 3,165	$ 3,032	$ 2,908	133	124	4	4
Adjusted EBITDA margin	43.4 %	44.0 %	43.1 %				
Adjusted EBITDA margin basis points change	(60)	90					

Year ended December 31, 2025, compared to 2024:

Revenue in our Banking segment increased 6% for the year ended December 31, 2025, driven primarily by recurring revenue, which grew 6% from broad-based growth across the portfolio, led by our core and digital and payments businesses.

Adjusted EBITDA increased year over year due to higher revenue. Adjusted EBITDA margin decreased year over year primarily due to unfavorable revenue mix.

Year ended December 31, 2024, compared to 2023:

Revenue in our Banking segment increased 2% for the year ended December 31, 2024. Recurring revenue contributed 3% to the total segment revenue growth rate, driven by higher transaction processing revenue. A decline in non-recurring revenue offset the growth rate by (1%), driven by the completion of federally funded pandemic relief programs.

Adjusted EBITDA increased year over year due to the revenue impacts noted above and the positive impact of the operating leverage and labor productivity and outsourcing initiatives. Adjusted EBITDA margin expanded year over year, driven primarily by labor productivity and outsourcing initiatives and favorable revenue mix compared to the prior year, including an increase in high-margin license revenue.

Capital Market Solutions

	Years ended December 31,			$ Change		% Change	
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
			(In millions)				
Revenue	$ 3,196	$ 2,979	$ 2,766	$ 217	$ 213	7 %	8 %
Adjusted EBITDA	$ 1,657	$ 1,519	$ 1,390	138	129	9	9
Adjusted EBITDA margin	51.8 %	51.0 %	50.3 %				
Adjusted EBITDA margin basis points change	80	70					

Year ended December 31, 2025, compared to 2024:

Revenue in our Capital Markets segment increased 7% for the year ended December 31, 2025, driven primarily by recurring revenue which grew 6%, contributing 4% to the total segment revenue growth rate, largely from the implementation of new sales, favorable pricing and acquisitions. Non-recurring revenue contributed 2% to the segment revenue growth rate primarily due to increased license sales. Foreign currency movements contributed 1% to the segment revenue growth rate, primarily from movements in the Swedish Krona and Pound Sterling.

Adjusted EBITDA increased year over year due to the revenue impacts noted above. Adjusted EBITDA margin increased year over year primarily due to cost management and favorable revenue mix, partially offset by the dilutive impact of a business acquired in December 2024.

Year ended December 31, 2024, compared to 2023:

Revenue in our Capital Markets segment increased 8% for the year ended December 31, 2024. Recurring revenue contributed 5% to the total segment revenue growth rate due to new SaaS sales to both new and existing customers, and non-recurring revenue contributed 2% to the growth rate due primarily to increased license sales. Foreign currency movements contributed 1% to the growth rate.

Adjusted EBITDA increased year over year due to the revenue impacts noted above. Adjusted EBITDA margin increased year over year due primarily to the segment's operating leverage, continued cost management and increased higher-margin license revenue.

Corporate and Other

	Years ended December 31,			$ Change		% Change	
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025 vs 2024	2024 vs 2023
			(In millions)				
Revenue	$ 196	$ 256	$ 322	$ (60)	$ (66)	(23)%	(20)%
Adjusted EBITDA	$ (491)	$ (415)	$ (346)	(76)	(69)	18	20

The Corporate and Other segment results consist of selling, general and administrative expenses and depreciation and intangible asset amortization not otherwise allocated to the reportable segments. Corporate and Other also includes other operating income recorded in connection with our TSA with Worldpay, as well as operations from certain non-strategic businesses.

Year ended December 31, 2025, compared to 2024:

Revenue in our Corporate and Other segment decreased 23% for the year ended December 31, 2025, primarily due to the divestiture of a non-strategic business during the first quarter of 2025.

Adjusted EBITDA decreased compared to the prior year primarily due to higher corporate costs, including a reduction in income from the Worldpay TSA recognized as a contra-expense.

Year ended December 31, 2024, compared to 2023:

Revenue in our Corporate and Other segment decreased 20% for the year ended December 31, 2024, due to the ramp down of non-strategic businesses.

Adjusted EBITDA decreased primarily due to the revenue impacts noted above, as well as higher costs due to dis-synergies associated with the 2024 Worldpay Sale.

Liquidity and Capital Resources

Cash Requirements

Our principal ongoing cash requirements include operating expenses, income taxes, debt service payments, capital expenditures, stockholder dividends, working capital and timing differences in settlement-related assets and liabilities and may include discretionary debt repayments, share repurchases and business acquisitions. Our principal sources of funds are cash generated by operations and borrowings, including the capacity under our revolving credit facilities, the U.S. commercial paper program and the Euro-commercial paper program discussed in Note 14 to the consolidated financial statements.

As of December 31, 2025, the Company had $4,655 million of available liquidity, including $599 million of cash and cash equivalents and $4,056 million of capacity available under its revolving credit facilities. Approximately $329 million of cash and cash equivalents is held by our foreign entities. A portion of our domestic cash and cash equivalents relates to net deposits-in-transit, which are typically settled within a few business days. Debt outstanding totaled $13.1 billion, with an effective weighted average interest rate of 3.0%. We intend to continue to maintain investment-grade debt ratings.

We funded the Issuer Solutions Acquisition through a combination of approximately $7.7 billion of new debt drawn under a term facility, as discussed in Note 14 to the consolidated financial statements, and the 2026 Worldpay Minority Interest Sale. FIS expects to replace the Term Facility with new permanent financing in the form of senior notes to be issued based on market conditions. We expect our future cash paid for interest to increase from current levels as a result of financing the Issuer Solutions Acquisition.

We believe that our current level of cash and cash equivalents plus cash flows from operations will be sufficient to fund our operating cash requirements, capital expenditures and debt service payments for the next 12 months and the foreseeable future.

In January 2026, the Board of Directors approved a quarterly dividend of $0.44 per share beginning with the first quarter of 2026. A regular quarterly dividend of $0.44 per common share is payable on March 24, 2026, to shareholders of record as of the close of business on March 10, 2026. We currently expect to continue to pay quarterly dividends targeting dividend-per-share growth aligned to adjusted earnings per share growth. However, the amount, declaration and payment of future dividends are at the discretion of the Board of Directors and depend on, among other things, our investment opportunities (including potential mergers and acquisitions), results of operations, financial condition, cash requirements, future prospects, and other factors, including legal and contractual restrictions, that may be considered relevant by our Board of Directors. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements.

In August 2024, our Board of Directors approved a share repurchase program authorizing the repurchase of up to $3.0 billion in aggregate value of shares of our common stock (the "2024 Repurchase Program"). Repurchases under this program are made at management's discretion from time to time on the open market or in privately negotiated transactions and through Rule 10b5-1 plans. The repurchase program does not have an expiration date and may be suspended for periods, amended or discontinued at any time. The Company repurchased approximately 18 million shares for approximately $1.3 billion during 2025 inclusive of repurchases completed under our share repurchase program authorized in January 2021. Approximately $1.8 billion remained available for repurchase under the 2024 Repurchase Program as of December 31, 2025. Following the closing of the Issuer Solutions Acquisition, the Company temporarily paused repurchases under this program and will resume at management's discretion, taking into account our target leverage ratio.

Cash Flows from Operations

Our net cash provided by operating activities consists primarily of net earnings, adjusted to add back depreciation and amortization and other non-cash items including asset impairments, loss on extinguishment of debt, and loss from equity method investment. Cash flows from operations were $2,608 million, $2,175 million and $2,078 million in 2025, 2024 and 2023, respectively. Cash flows from operations increased $433 million in 2025 and increased $97 million in 2024. The 2025 increase in cash flows from operations is primarily due to higher net earnings adjusted for non-cash items and improved working capital management.

Cash Flows from Investing

Our principal investing activity relates to capital expenditures for software (purchased and internally developed) and property and equipment. We invested approximately $989 million, $817 million and $780 million in capital expenditures (excluding purchases of certain hardware and software subject to financing or other long-term payment arrangements) during 2025, 2024 and 2023, respectively. We expect to continue investing in software and in property and equipment to support our business.

We also invest in acquisitions that complement and extend our existing solutions and capabilities and provide additional solutions to our portfolio, and we dispose of assets that are no longer considered strategic. In 2025 and 2024, we used approximately $573 million and $514 million, respectively, of cash (net of cash acquired) related to new acquisitions. In 2024, in connection with the 2024 Worldpay Sale, we received $12.8 billion in cash proceeds. In 2025 and 2024, we divested $1.4 billion and $3.1 billion in cash, cash equivalents and restricted cash, respectively, included in current assets held for sale at the date of sale. The 2025 and 2024 divestitures were included in current assets held for sale at the date of sale. While we expect to continue to invest in acquisitions as part of our strategy to add solutions to help win new clients and cross-sell to existing clients, after closing the Issuer Solutions Acquisition, the Company expects to limit further investment in acquisitions to accelerate deleveraging until it returns to its target leverage ratio.

During the years ended December 31, 2025 and 2024, we received distributions of $147 million and $47 million, respectively, from Worldpay recorded as investing cash flows. We received regular cash distributions from Worldpay pursuant to the terms of the Limited Liability Company Operating Agreement ("LLCA") described in Note 4 to the consolidated financial statements until the completion of the 2026 Worldpay Minority Interest Sale.

Cash flows from investing also occasionally include cash received or paid relative to other activities that are not regularly recurring in nature. In 2025 and 2024, we paid approximately $0 million and $8 million, respectively, of net cash related to the settlement of cross-currency interest rate swaps.

Cash Flows from Financing

Cash flows from financing principally involve borrowing funds, repaying debt, repurchasing shares and paying dividends. For information regarding the Company's debt and financing activity, see "Risk Factors—Risks Related to Our Indebtedness" in Item 1A and "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk" in Item 7A of this Annual Report and Notes 14 and 15 to the consolidated financial statements.

Contractual Obligations

FIS' long-term contractual obligations generally include its long-term debt, interest on long-term debt including the impact of accounting hedges, net coupon payments on undesignated interest rate swaps, lease payments on certain of its property and equipment and payments for certain purchase commitments and other obligations. See Notes 14, 15 and 16 to the consolidated financial statements for information on our long-term debt, financial instruments and operating leases, respectively. The following table summarizes FIS' other significant contractual obligations and commitments as of December 31, 2025 (in millions):

| | | Payments Due in | | | |
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Interest (1)	$ 2,372	$ 336	$ 439	$ 368	$ 1,229
Purchase commitments (2)	1,155	554	453	148	—
Interest rate swap net coupons (3)	559	112	223	171	53
Total	$ 4,086	$ 1,002	$ 1,115	$ 687	$ 1,282

(1) The amounts above include the impact of accounting hedges and assume that (a) applicable margins and commitment fees remain constant; (b) variable-rates in effect as of December 31, 2025, remain constant; (c) no refinancing occurs at debt maturity; (d) only mandatory debt repayments are made; (e) no new hedging transactions are effected; and (f) there are no future currency effects.

(2) Includes obligations principally for software, maintenance, and consulting and outsourced services, including cloud hosting and data centers.

(3) The amounts above reflect the net coupon payments on the fixed-to-variable and offsetting variable-to-fixed interest rate swaps, as described in Note 15, that result in a net fixed coupon spread payable by the Company; the amounts also assume that there are no future currency effects.

Recent Accounting Pronouncements

Recently Adopted Accounting Guidance

See Note 2 (v) to the consolidated financial statements for information on recently adopted accounting guidance.

Recent Accounting Guidance Not Yet Adopted

See Note 2 (v) to the consolidated financial statements for information on recent accounting guidance not yet adopted.

No other recently adopted accounting pronouncements or newly issued accounting pronouncements not yet effective during the fiscal year are expected to have a material impact on our consolidated financial statements or disclosures.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risk

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. We periodically use certain derivative financial instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward contracts, to manage interest rate and foreign currency risk. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

Interest Rate Risk

In addition to existing cash balances and cash provided by operating activities, we use fixed-rate and variable-rate debt to finance our operations. We are exposed to interest rate risk on these debt obligations.

Our fixed-rate senior notes (as included in Note 14 to the consolidated financial statements) represent the majority of our fixed-rate long-term debt obligations as of December 31, 2025. The carrying value, excluding the fair value basis adjustments due to interest rate swaps described below and unamortized discounts, of our senior notes was $10.3 billion as of December 31, 2025. The fair value of our senior notes was approximately $9.7 billion as of December 31, 2025. The potential reduction in fair value of the senior notes from a hypothetical 10 percent increase in market interest rates would not be material to the overall fair value of the debt.

Our variable-rate risk principally relates to borrowings under our U.S. commercial paper program, Euro-commercial paper program and revolving credit facilities (as included in Note 14 to the consolidated financial statements) (collectively, "variable-rate debt"). As of December 31, 2025, our weighted-average cost of debt was 3.0% with a weighted-average maturity of 4.8 years; 77% of our debt was fixed rate, and the remaining 23% was variable-rate debt, inclusive of fair value basis adjustments due to interest rate swaps. A 100 basis-point increase in the weighted-average interest rate on our variable-rate debt would have increased our 2025 annual interest expense by $29 million. We performed the foregoing sensitivity analysis based solely on the outstanding balance of our variable-rate debt as of December 31, 2025. This sensitivity analysis does not take into account any changes that occurred in the prior 12 months or that may take place in the next 12 months in the amount of our outstanding debt. Further, this sensitivity analysis assumes the change in interest rates is applicable for an entire year. For comparison purposes, based on the outstanding balance of our variable-rate debt as of December 31, 2024, and calculated in the same manner as set forth above, an increase of 100 basis points in the weighted-average interest rate would have increased our annual interest expense by approximately $8 million.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location's functional currency. We manage the exposure to these risks through a combination of normal operating activities and the use of foreign currency forward contracts and non-derivative and derivative instruments.

Our exposure to foreign currency exchange risks generally arises from our non-U.S. operations, to the extent they are conducted in local currency. Changes in foreign currency exchange rates affect translations of revenue denominated in currencies other than the U.S. Dollar. During the years ended December 31, 2025, 2024 and 2023, we generated approximately

$1,358 million, $1,267 million and $1,261 million, respectively, in revenue denominated in currencies other than the U.S. Dollar. The major currencies to which our revenue is exposed are the British Pound Sterling, Euro, Swedish Krona, Australian Dollar, Brazilian Real, Swiss Franc, Canadian Dollar and Indian Rupee. A 10% movement in average exchange rates for these currencies (assuming a simultaneous and immediate 10% change in all of such rates for the relevant period) would have resulted in the following increase or decrease in our reported revenue for the years ended December 31, 2025, 2024 and 2023 (in millions):

Currency	2025		2024		2023	
Pound Sterling	$	49	$	43	$	43
Euro		28		27		25
Swedish Krona		12		8		10
Australian Dollar		9		9		7
Brazilian Real		6		12		14
Swiss Franc		6		6		5
Canadian Dollar		6		3		2
Indian Rupee		5		5		6
Total increase or decrease	$	121	$	113	$	112

While our results of operations have been impacted by the effects of currency fluctuations, our international operations' revenue and expenses are generally denominated in local currency, which reduces our economic exposure to foreign exchange risk in those jurisdictions.

Our foreign exchange risk management policy permits the use of derivative instruments, such as forward contracts and options, to reduce volatility in our results of operations and/or cash flows resulting from foreign exchange rate fluctuations. We do not enter into foreign currency derivative instruments for trading purposes or to engage in speculative activity. We do periodically enter into foreign currency forward contracts to hedge foreign currency exposure to intercompany loans, other balance sheet items or expected foreign currency cash flows resulting from forecasted transactions. The Company also utilizes foreign currency-denominated debt and cross-currency interest rate swaps designated as net investment hedges in order to reduce the volatility of the net investment value of certain of its non-U.S. dollar functional currency subsidiaries and utilizes cross-currency interest rate swaps designated as fair value hedges in order to mitigate the impact of foreign currency risk associated with our foreign currency-denominated debt (see Note 15 to the consolidated financial statements).

Item 8. *Financial Statements and Supplementary Data*


FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES

INDEX TO FINANCIAL INFORMATION


Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Fidelity National Information Services, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Fidelity National Information Services, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of earnings (loss), comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 24, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Jacksonville, Florida
February 24, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Fidelity National Information Services, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fidelity National Information Services, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of earnings (loss), comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over revenue

As disclosed in Note 2 to the consolidated financial statements, the Company's revenue consists of the following types of revenue streams: i) transaction processing and services, ii) software maintenance, iii) software license, iv) professional services, and v) other recurring and non-recurring fees.

We identified the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment because of the number of revenue streams, related revenue recognition processes, and the number of information technology (IT) applications utilized in the revenue recognition process to capture and aggregate the data.

The following are the primary procedures we performed to address this critical audit matter. Based on our knowledge of the Company, we applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. Specifically, we:

- evaluated the design and tested the operating effectiveness of certain internal controls within relevant revenue recognition processes, including general IT controls and IT application controls

- involved IT professionals, who assisted in the identification and testing of certain IT systems and related controls that are used by the Company in its revenue recognition process

- selected certain individual contracts and read the underlying contract and other documents that were part of the contract for each selection and evaluated the consistency of the revenue recognition determinations with the Company's accounting policies and revenue recognition requirements

- assessed the recorded revenue by selecting a sample of transactions and comparing the amounts recognized for consistency with the Company's accounting policies and underlying documentation, including contracts with customers and other relevant and reliable third-party data

- performed a software-assisted data analysis to test relationships among certain revenue transactions. For a selection of transactions, we compared the amounts recognized by the Company with underlying documentation, including contracts with customers and cash receipts.

We evaluated the sufficiency of the audit evidence obtained by assessing the results of procedures performed over revenue.

Evaluation of income tax positions related to certain transactions

As discussed in Note 17 to the consolidated financial statements, the Company's provision for income taxes for the year ended December 31, 2025 was $265 million. The Company has consolidated deferred tax liabilities, net of $1,188 million (including a valuation allowance of $914 million) as of December 31, 2025. The Company evaluates and measures uncertain tax positions taken or expected to be taken on tax returns and records liabilities for such positions that in its judgment may not be sustained, or only partially sustained, upon examination by taxing authorities.

We identified the evaluation of the Company's income tax positions related to certain transactions as a critical audit matter. Specifically, complex and challenging auditor judgment, and the involvement of tax professionals with specialized skills and knowledge, was required to evaluate the Company's interpretation and application of income tax regulations in both domestic and foreign jurisdictions for certain tax positions and to assess whether certain tax positions are more likely than not of being sustained upon examination.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process. This included certain controls related to the Company's interpretation and application of domestic and foreign tax regulations and the evaluation of whether certain tax positions are more-likely-than-not of being sustained upon examination. We involved tax professionals with specialized skills and knowledge in domestic and certain foreign jurisdictions, who assisted in:

- assessing the Company's organization chart, intercompany documentation, and correspondence with third parties

- evaluating the Company's interpretation and application of domestic and foreign jurisdictional tax laws and regulations and the resulting determination of whether certain tax positions are more likely than not of being sustained upon examination, considering the specific facts and circumstances

- performing an assessment of certain tax positions and comparing the results to the Company's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 2004.

Jacksonville, Florida
February 24, 2026

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2025 and 2024
(In millions, except per share amounts)

	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 599	$ 834
Settlement assets	515	479
Trade receivables, net of allowance for credit losses of $24 and $35, respectively	1,944	1,876
Other receivables	432	160
Receivables from related party	39	84
Prepaid expenses and other current assets	959	638
Current assets held for sale	—	1,115
Total current assets	4,488	5,186
Property and equipment, net	691	646
Goodwill	17,762	17,260
Intangible assets, net	959	1,318
Software, net	2,876	2,526
Equity method investment	3,681	3,858
Other noncurrent assets	1,710	1,749
Deferred contract costs, net	1,321	1,241
Total assets	$ 33,488	$ 33,784
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable, accrued and other liabilities	$ 2,097	$ 1,994
Settlement payables	549	500
Deferred revenue	957	902
Short-term borrowings	2,729	636
Current portion of long-term debt	1,284	968
Current liabilities held for sale	—	1,094
Total current liabilities	7,616	6,094
Long-term debt, excluding current portion	9,069	9,686
Deferred income taxes	1,215	863
Other noncurrent liabilities	1,686	1,441
Total liabilities	19,586	18,084
Equity:		
FIS stockholders' equity:		
Preferred stock, $0.01 par value, 200 shares authorized, none issued and outstanding as of December 31, 2025 and 2024	—	—
Common stock, $0.01 par value, 750 shares authorized, 636 and 633 shares issued as of December 31, 2025 and 2024, respectively	6	6
Additional paid in capital	47,317	47,129
(Accumulated deficit) retained earnings	(22,718)	(22,257)
Accumulated other comprehensive earnings (loss)	(504)	(364)
Treasury stock, $0.01 par value, 122 and 102 common shares as of December 31, 2025 and 2024, respectively, at cost	(10,202)	(8,816)
Total FIS stockholders' equity	13,899	15,698
Noncontrolling interest	3	2
Total equity	13,902	15,700
Total liabilities and equity	$ 33,488	$ 33,784

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Earnings (Loss)
Years Ended December 31, 2025, 2024 and 2023
(In millions, except per share amounts)

	2025	2024	2023
Revenue	$ 10,677	$ 10,127	$ 9,831
Cost of revenue	6,741	6,323	6,175
Gross profit	3,936	3,804	3,656
Selling, general and administrative expenses	2,263	2,185	2,096
Asset impairments	18	52	113
Other operating (income) expense, net - related party	(86)	(142)	—
Operating income	1,741	1,709	1,447
Other income (expense):			
Interest income	24	101	92
Interest expense	(391)	(351)	(713)
Other income (expense), net	(198)	(162)	(164)
Total other income (expense), net	(565)	(412)	(785)
Earnings (loss) before income taxes and equity method investment earnings (loss)	1,176	1,297	662
Provision (benefit) for income taxes	265	362	157
Equity method investment earnings (loss), net of tax	(526)	(145)	—
Net earnings (loss) from continuing operations	385	790	505
Earnings (loss) from discontinued operations, net of tax	—	663	(7,153)
Net earnings (loss)	385	1,453	(6,648)
Net (earnings) loss attributable to noncontrolling interest from continuing operations	(3)	(3)	(3)
Net (earnings) loss attributable to noncontrolling interest from discontinued operations	—	—	(4)
Net earnings (loss) attributable to FIS	$ 382	$ 1,450	$ (6,655)
Net earnings (loss) attributable to FIS:			
Continuing operations	$ 382	$ 787	$ 502
Discontinued operations	—	663	(7,157)
Total	$ 382	$ 1,450	$ (6,655)
Basic earnings (loss) per common share attributable to FIS:			
Continuing operations	$ 0.73	$ 1.42	$ 0.85
Discontinued operations	—	1.20	(12.11)
Total	$ 0.73	$ 2.62	$ (11.26)
Diluted earnings (loss) per common share attributable to FIS:			
Continuing operations	$ 0.73	$ 1.42	$ 0.85
Discontinued operations	—	1.19	(12.11)
Total	$ 0.73	$ 2.61	$ (11.26)
Weighted average common shares outstanding:			
Basic	523	553	591
Diluted	525	555	591

Amounts in table may not sum or calculate due to rounding.

See accompanying notes, which are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Earnings (Loss)
Years Ended December 31, 2025, 2024 and 2023
(In millions)

	2025	2024	2023
Net earnings (loss)	$ 385	$ 1,453	$ (6,648)
Other comprehensive earnings (loss), before tax:			
Foreign currency translation adjustments	$ 283	$ (216)	$ 586
Change in fair value of net investment hedges	(636)	353	(677)
Excluded components of fair value hedges	(115)	32	74
Reclassification of foreign currency translation adjustments to net earnings (loss) from discontinued operations	—	(134)	—
Share of equity method investment other comprehensive earnings (loss)	189	(42)	—
Other adjustments	(8)	(9)	1
Other comprehensive earnings (loss), before tax	(287)	(16)	(16)
Provision for income tax (expense) benefit related to items of other comprehensive earnings (loss)	147	(88)	116
Other comprehensive earnings (loss), net of tax	(140)	(104)	100
Comprehensive earnings (loss)	245	1,349	(6,548)
Net (earnings) loss attributable to noncontrolling interest	(3)	(3)	(7)
Comprehensive earnings (loss) attributable to FIS	$ 242	$ 1,346	$ (6,555)

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Equity
Years ended December 31, 2025, 2024 and 2023
(In millions, except per share amounts)

| | Number of shares | | | | FIS Stockholders — Amount | | | | | |
	Common shares	Treasury shares	Common stock	Additional paid in capital	(Accumulated deficit) retained earnings	Accumulated other comprehensive earnings (loss)	Treasury stock	Noncontrolling interest (1)	Total equity
Balances, December 31, 2022	630	(39)	$ 6	$ 46,735	$ (15,011)	$ (360)	$ (4,192)	$ 8	$27,186
Issuance of restricted stock	1	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	40	—	—	—	—	40
Purchases of treasury stock	—	(9)	—	—	—	—	(510)	—	(510)
Treasury shares held for taxes due upon exercise of stock awards	—		—	—	—	—	(22)	—	(22)
Stock-based compensation	—	—	—	153	—	—	—	—	153
Cash dividends declared ($2.08 per share) and other distributions	—	—	—	—	(1,239)	—	—	(9)	(1,248)
Other	—	—	—	5	—	—	—	—	5
Net earnings	—	—	—	—	(6,655)	—	—	7	(6,648)
Other comprehensive earnings (loss), net of tax	—	—	—	—	—	100	—	—	100
Balances, December 31, 2023	631	(48)	$ 6	$ 46,933	$ (22,905)	$ (260)	$ (4,724)	$ 6	$19,056
Issuance of restricted stock	2	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	4	—	—	—	—	4
Purchases of treasury stock	—	(54)	—	—	—	—	(4,017)	—	(4,017)
Treasury shares held for taxes due upon exercise of stock awards	—		—	—	—	—	(75)	—	(75)
Stock-based compensation	—	—	—	192	—	—	—	—	192
Cash dividends declared ($1.44 per share) and other distributions	—	—	—	—	(802)	—	—	(5)	(807)
Sale of Worldpay noncontrolling interest	—	—	—	—	—	—	—	(2)	(2)
Net earnings (loss)	—	—	—	—	1,450	—	—	3	1,453
Other comprehensive earnings (loss), net of tax	—	—	—	—	—	(104)	—	—	(104)
Balances, December 31, 2024	633	(102)	$ 6	$ 47,129	$ (22,257)	$ (364)	$ (8,816)	$ 2	$15,700
Issuance of restricted stock	3	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	8	—	—	—	—	8
Purchases of treasury stock	—	(20)	—	—	—	—	(1,289)	—	(1,289)
Treasury shares held for taxes due upon exercise of stock awards	—		—	—	—	—	(97)	—	(97)
Stock-based compensation	—	—	—	180	—	—	—	—	180
Cash dividends declared ($1.60 per share) and other distributions	—	—	—	—	(843)	—	—	(2)	(845)
Sale of Worldpay noncontrolling interest	—	—	—	—	—	—	—	—	—
Net earnings (loss)	—	—	—	—	382	—	—	3	385
Other comprehensive earnings (loss), net of tax	—	—	—	—	—	(140)	—	—	(140)
Balances, December 31, 2025	636	(122)	$ 6	$ 47,317	$ (22,718)	$ (504)	$ (10,202)	$ 3	$13,902

(1)   Excludes redeemable noncontrolling interest that is not considered equity. See Note 5, *Virtus Acquisition*, for additional information.

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2025, 2024 and 2023 (In millions)

	2025	2024	2023
Cash flows from operating activities from continuing operations:			
Net earnings (loss)	$ 385	$ 1,453	$ (6,648)
Less earnings (loss) from discontinued operations, net of tax	—	663	(7,153)
Net earnings (loss) from continuing operations	385	790	505
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	1,883	1,737	1,744
Amortization of debt issuance costs	37	20	29
Asset impairments	18	52	113
Loss on extinguishment of debt	—	174	—
Loss (gain) on sale of businesses, investments and other	119	62	97
Stock-based compensation	181	186	120
Loss from equity method investment	526	145	—
Deferred income taxes	(31)	(204)	(415)
Net changes in assets and liabilities, net of effects from acquisitions and foreign currency:			
Trade and other receivables	(246)	(94)	341
Receivable from related party	44	(84)	—
Settlement activity	14	2	(3)
Prepaid expenses and other assets	(135)	(205)	(155)
Deferred contract costs	(469)	(509)	(418)
Deferred revenue	64	31	29
Accounts payable, accrued liabilities, and other liabilities	218	72	91
Net cash provided by operating activities from continuing operations	2,608	2,175	2,078
Cash flows from investing activities from continuing operations:			
Additions to property and equipment	(154)	(97)	(115)
Additions to software	(835)	(720)	(665)
Acquisitions, net of cash acquired	(573)	(514)	(202)
Net proceeds from sale of businesses and investments	—	12,833	45
Cash divested from sale of business	(1,417)	(3,150)	—
Settlement of net investment hedge cross-currency interest rate swaps	—	(8)	(20)
Coupon payments on interest rate swaps	(112)	(122)	(28)
Distributions from equity method investments	147	47	—
Other investing activities, net	(98)	(91)	(24)
Net cash provided by (used in) investing activities	(3,042)	8,178	(1,009)
Cash flows from financing activities from continuing operations:			
Borrowings	55,428	25,430	93,087
Repayment of borrowings and other financing arrangements	(54,348)	(33,175)	(94,444)
Debt issuance costs	(30)	(6)	(3)
Net proceeds from stock issued under stock-based compensation plans	8	3	41
Treasury stock activity	(1,425)	(4,045)	(522)
Dividends paid	(847)	(800)	(1,231)
Purchase of noncontrolling interest	—	—	(173)
Other financing activities, net	35	43	(7)
Net cash provided by (used in) financing activities	(1,179)	(12,550)	(3,252)
Cash flows from discontinued operations:			
Net cash provided by (used in) operating activities	208	(104)	2,257
Net cash provided by (used in) investing activities	—	(39)	(342)
Net cash provided by (used in) financing activities	—	(65)	(241)
Net cash provided by (used in) discontinued operations	208	(208)	1,674
Effect of foreign currency exchange rate changes on cash from continuing operations	58	(31)	5
Effect of foreign currency exchange rate changes on cash from discontinued operations	—	(32)	105
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,347)	(2,468)	(399)
Cash, cash equivalents and restricted cash, beginning of year	1,946	4,414	4,813
Cash, cash equivalents and restricted cash, end of year	$ 599	$ 1,946	$ 4,414
Supplemental cash flow information:			
Cash paid for interest	$ 401	$ 396	$ 696
Cash paid for income taxes, net of refunds	$ 628	$ 488	$ 402

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unless stated otherwise or the context otherwise requires, all references to "FIS," "we," "our," "us," the "Company" or the "registrant" are to Fidelity National Information Services, Inc., a Georgia corporation, and its subsidiaries.

(1)   Organization

FIS is a leading global provider of financial services technology solutions for financial institutions, businesses and developers. We improve the digital transformation of our financial economy, advancing the way the world pays, banks and invests.

During the third quarter of the fiscal year 2023, the Company determined that the plan to dispose of Worldpay Merchant Solutions represented a strategic shift that would have a major impact on the Company's operations and financial results. As a result, the operating results of the Worldpay Merchant Solutions business prior to the closing of the 2024 Worldpay Sale, as well as subsequent adjustments for the resolution of related contingencies, have been reflected as discontinued operations and, as such, have been excluded from continuing operations and segment results.

On January 31, 2024, the Company completed the sale (the "2024 Worldpay Sale") of a 55% equity interest in its Worldpay Merchant Solutions business to private equity funds managed by GTCR, LLC (such funds, the "Buyer"). FIS retained a non-controlling 45% equity interest in a new standalone joint venture, Worldpay Holdco, LLC ("Worldpay"), following the closing of the 2024 Worldpay Sale. FIS' share of the net income (loss) of Worldpay is reported as Equity method investment earnings (loss), net of tax, in the consolidated statements of earnings (loss). The cash proceeds received by FIS, net of closing adjustments and transaction costs, are presented as investing cash flows within continuing operations in the consolidated statement of cash flows. See Note 4 for information regarding the Equity method investment earnings (loss), net of tax, for the period from February 1, 2024, through December 31, 2025.

On January 9, 2026, FIS completed its previously announced (i) acquisition of the Issuer Solutions business ("the "Issuer Solutions Business") from Global Payments Inc., ("Global Payments") ("the Issuer Solutions Acquisition") and (ii) sale of all of its equity interests in Worldpay (the "2026 Worldpay Minority Interest Sale"), pursuant to the transaction agreement (the "Transaction Agreement"), entered into on April 17, 2025, by and among FIS, Global Payments, Total System Services LLC, and Worldpay.

FIS acquired the Issuer Solutions Business from Global Payments in exchange for FIS' minority interest in Worldpay and approximately $7.7 billion in cash, which is equal to the difference between the purchase price payable by FIS in respect of the Issuer Solutions Business and the purchase price payable by Global Payments in respect of FIS' minority interest in Worldpay. The cash payment amount is subject to customary post-closing adjustments in respect of the respective purchase price for each of Worldpay and the Issuer Solutions Business.

The purchase price paid by Global Payments in respect of Worldpay was based on a $24.25 billion enterprise valuation of Worldpay, and the purchase price paid by FIS in respect of the Issuer Solutions Business was based on a $13.5 billion enterprise valuation of the Issuer Solutions Business, in each case, subject to customary adjustments for the cash, debt and working capital (relative to a target) of Worldpay and the Issuer Solutions Business, respectively, as of the closing of the transactions. We funded the Issuer Solutions Acquisition through a combination of approximately $7.7 billion of new debt and the 2026 Worldpay Minority Interest Sale.

We continued to account for our non-controlling 45% equity interest in Worldpay using the equity method of accounting through the closing date of the 2026 Worldpay Minority Interest Sale. Upon closing, we expect to recognize an estimated pre-tax gain of $2.2 billion based on the excess of the net selling price over the estimated carrying value of the Worldpay equity method investment as of the date of closing, adjusted for the impact of our share of Worldpay's cumulative translation adjustments recorded in accumulated other comprehensive earnings (loss). The estimated gain remains subject to change based on customary post-closing purchase price adjustments and final determination of these amounts, and the final gain could differ materially from the current estimate.

Amounts in tables in the financial statements and accompanying footnotes may not sum or calculate due to rounding.

(2)   Summary of Significant Accounting Policies

The following describes the significant accounting policies of the Company used in preparing the accompanying consolidated financial statements.

(a)   *Principles of Consolidation and Management Estimates*

The consolidated financial statements include the accounts of FIS, its wholly-owned subsidiaries and subsidiaries that are majority-owned. Noncontrolling interests represent the minority shareholders' share of the net earnings or loss and equity in consolidated subsidiaries. The Company's noncontrolling interests presented in the consolidated statements of earnings (loss) includes net earnings (loss) attributable to noncontrolling interests. Noncontrolling interests are presented as a component of equity in the consolidated balance sheets. All intercompany profits, transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") and related rules and regulations of the U.S. Securities and Exchange Commission requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates may change as new events occur and additional information is obtained. Future actual results could differ materially from these estimates. To the extent that there are differences between these estimates, judgments and assumptions and actual results, our consolidated financial statements will be affected.

(b)   *Cash and Cash Equivalents*

The Company considers cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As part of the Company's electronic funds transfer and network business, the Company provides cash settlement services to financial institutions and state and local governments. These services involve the movement of funds among the various parties associated with automated teller machines ("ATM") and point-of-sale or electronic benefit transactions ("EBT"). This activity results in a balance due to the Company at the end of each business day that it recoups over the next few business days. The net in-transit balances due to the Company are included in Cash and cash equivalents on the consolidated balance sheets. The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.

The Company records restricted cash in captions other than Cash and cash equivalents in the consolidated balance sheets. The reconciliation between Cash and cash equivalents in the consolidated balance sheets and Cash, cash equivalents and restricted cash per the consolidated statements of cash flows is as follows (in millions):

	December 31,	
	2025	2024
Cash and cash equivalents on the consolidated balance sheets	$ 599	$ 834
Merchant float from discontinued operations included in current assets held for sale (1)	—	1,074
Cash from discontinued operations included in current assets held for sale	—	38
Total Cash, cash equivalents and restricted cash per the consolidated statements of cash flows	$ 599	$ 1,946

(1)   Merchant float funds are considered restricted cash.

(c)   *Fair Value Measurements*

Fair Value Hierarchy

The authoritative accounting literature defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy based on the quality of inputs used to measure fair value.

The fair value hierarchy includes three levels that are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). If the inputs used to measure the fair value fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The three levels of the fair value hierarchy are described below.

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2. Inputs to the valuation methodology include the following:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations

In a business combination transaction, an acquirer recognizes, separately from goodwill, the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree and generally measures these items at their acquisition date fair values, except as otherwise required. Any portion of the purchase price in excess of the recorded amount of the net identifiable assets acquired is recognized as goodwill. Fair values are determined using the framework outlined above under *Fair Value Hierarchy* and the methodologies addressed in the individual subheadings. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts in the financial statements for the items for which the accounting is incomplete. Adjustments to provisional amounts initially recorded that are identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. This includes any effect on earnings of changes in depreciation, amortization, or other income effects as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends the sooner of one year from the acquisition date or when we receive the information we were seeking about facts and circumstances that existed as of the acquisition date or learn that more information is not obtainable. Contingent consideration liabilities or receivables recorded in connection with business acquisitions are also adjusted for changes in fair value until settled.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for settlement assets and payables as well as short-term borrowings approximate their fair values because of their immediate or short-term maturities. The fair value of the Company's long-term debt is based on quoted prices of our senior notes and trades of our debt in close proximity to year end, which are considered Level 2-type measurements. The Company also holds, or has held, certain derivative instruments, specifically interest rate swaps, cross-currency interest rate swaps and foreign currency exchange forward contracts, which are also valued using Level 2-type measurements. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. The fair value of the contingent consideration from the 2024 Worldpay Sale, as discussed further in (d) *Derivative Financial Instruments* below, is based on unobservable inputs and assumptions with respect to the timing and level of returns that will be realized by the Buyer upon certain distribution events, which are considered Level 3-type measurements. As a result of these estimates, the value of financial instruments presented in the Company's consolidated financial statements may not necessarily be indicative of amounts the Company could realize or settle currently.

(d) *Derivative Financial Instruments*

The Company enters into derivatives to manage foreign currency and interest rate risk; the Company does not use derivatives for trading purposes, to generate income or to engage in speculative activity.

During all periods presented, the Company used cross-currency interest rate swaps to engage in hedging activities relating to changes in foreign currency exchange rates impacting its investment in certain foreign-currency-denominated operations. The Company designated these cross-currency interest rate swaps as net investment hedges. The Company also utilized foreign-currency-denominated debt as non-derivative net investment hedges. During 2023, the Company also began utilizing cross-currency interest rate swaps to engage in hedging activities relating to its exposure to foreign currency risk associated with its foreign currency-denominated debt. The Company designated these cross-currency interest rate swaps as fair value hedges.

Prior to the quarter ended September 30, 2023, the Company used fixed-to-variable interest rate swaps to engage in hedging activities relating to changes in interest rates impacting the fair value of its fixed-rate long-term debt. The Company designated these interest rate swaps as fair value hedges. During the quarter ended September 30, 2023, the Company de-designated these interest rate swaps as fair value hedges and entered into offsetting variable-to-fixed interest rate swaps. The de-designated and new interest rate swaps are accounted for as economic hedges.

During all periods presented, the Company used foreign currency forward contracts as economic hedges to reduce the foreign currency risk associated with payments due at maturity or extinguishment of the Company's foreign currency-denominated debt and cross-currency interest rate swaps.

As part of the 2024 Worldpay Sale, the Company obtained the right to receive $1.0 billion of consideration contingent on the returns realized by the Buyer exceeding certain thresholds. The Company recognized this financial instrument as a derivative. As a result of the 2026 Worldpay Minority Interest Sale, Buyer's returns will not exceed the thresholds necessary to earn this contingent consideration. See Note 15 for further information.

The Company records all derivatives, whether designated in accounting hedging relationships or not, on the consolidated balance sheets at fair value. The Company's derivative contracts are generally subject to master netting arrangements, which contain various netting and setoff provisions; however, the Company has elected to record derivative assets and liabilities on a gross basis in the accompanying consolidated balance sheets in Prepaid expenses and other current assets; Other noncurrent assets; Accounts payable, accrued and other liabilities; or Other noncurrent liabilities, as appropriate. See Notes 15 and 20 for additional details, including accounting policies.

(e)   *Allowance for Credit Losses*

The Company monitors trade receivable balances and contract assets as well as other receivables and estimates the allowance for lifetime expected credit losses. Estimates of expected credit losses are based on historical collection experience and other factors, including those related to current market conditions and events, changes in client creditworthiness, client payment terms and collection trends.

(f)   *Settlement Assets and Payables*

The principal components of the Company's settlement assets and payables on the consolidated balance sheets are as follows (in millions):

	December 31,			
	2025		**2024**	
Settlement assets				
Settlement deposits	$	368	$	353
Settlement receivables		147		126
Total Settlement assets	$	515	$	479
Settlement payables	$	549	$	500

The payment solutions that give rise to the settlement balances described below are separate and distinct from those settlement activities referred to under (b) *Cash and Cash Equivalents*, where the solutions we provide primarily facilitate the movement of funds.

We manage certain payment solutions and programs and wealth management processes for our clients that require us to hold and manage client cash balances used to fund their daily settlement activity. Settlement deposits represent funds we hold that were drawn from our clients to facilitate settlement activities. Settlement receivables represent amounts funded by us. Settlement payables consist of settlement deposits from clients, settlement payables to third parties or clients, and outstanding checks related to our settlement activities for which the right of offset does not exist or we do not intend to exercise our right of offset. Our accounting policy for such outstanding checks is to include them in Settlement payables on the consolidated balance sheets and operating cash flows on the consolidated statements of cash flows.

(g) *Contract Related Balances*

The payment terms and conditions in our customer contracts may vary. In some cases, customers pay in advance of our delivery of solutions or services; in other cases, payment is due as services are performed or in arrears following the delivery of the solutions or services. Differences in timing between revenue recognition and invoicing result in accrued trade receivables, contract assets, or deferred revenue on our consolidated balance sheets. Trade receivables are accrued when revenue is recognized prior to invoicing but the right to payment is unconditional (i.e., only the passage of time is required). This occurs most commonly when software term licenses recognized at a point in time are paid for periodically over the license term. Contract assets result when amounts allocated to distinct performance obligations are recognized when or as control of a solution or service is transferred to the customer but invoicing is contingent on performance of other performance obligations or on completion of contractual milestones. Contract assets are transferred to trade receivables when the rights become unconditional, typically upon invoicing of the related performance obligations in the contract or upon achieving the requisite project milestone. Deferred revenue results from customer payments in advance of our satisfaction of the associated performance obligation(s) and relates primarily to prepaid maintenance or other recurring services. Deferred revenue is relieved as revenue is recognized. Contract assets and deferred revenue are reported on a contract-by-contract basis at the end of each reporting period. At December 31, 2025 and 2024, contract assets of $349 million and $220 million, respectively, are included in Prepaid expenses and other current assets and $233 million and $308 million, respectively are included in Other noncurrent assets on the consolidated balance sheets. Noncurrent deferred revenue is included in Other noncurrent liabilities as detailed in Note 13. Changes in the contract assets and deferred revenue balances for the years ended December 31, 2025 and 2024, were not materially impacted by any factors other than those described above. In some cases, signing bonuses are paid, or credits are offered, to customers in connection with the origination or renewal of customer contracts. These incentives are recorded as Other noncurrent assets on our consolidated balance sheets and amortized on a straight-line basis as a reduction of revenue over the lesser of the useful life of the solution or the expected customer relationship period for new contracts or over the contract period for renewal contracts.

(h) *Goodwill*

Goodwill represents the excess of the total consideration transferred in business combinations over the amount of the net identifiable assets acquired in accordance with the measurement guidance for such items. Goodwill is not amortized but is assessed for impairment by reporting unit. The Company assesses goodwill for impairment on an annual basis during the fourth quarter or more frequently if circumstances indicate potential impairment. An impairment charge is recognized when and to the extent a reporting unit's carrying amount is determined to exceed its estimated fair value. Our reporting units are the same as our primary operating segments, with additional reporting units for certain non-strategic businesses within the Corporate and Other segment.

The Company has the option to first assess qualitatively whether it is more likely than not that a reporting unit's carrying amount exceeds its estimated fair value. The option of whether to perform the qualitative assessment is made annually and may vary by reporting unit. Events and circumstances that are considered in performing the qualitative assessment include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, events affecting the reporting unit or Company as a whole, including a sustained decrease in stock price. When performing the qualitative assessment, we examine those factors most likely to affect each reporting unit's fair value. If we conclude that it is more likely than not that the reporting unit's fair value is less than its carrying amount (that is, a likelihood of more than 50 percent) as a result of the qualitative assessment, or we elect to bypass the qualitative assessment for a reporting unit, then we perform a quantitative assessment for that reporting unit.

In applying the quantitative assessment, we typically engage third-party valuation specialists to assist us in determining the fair value of a reporting unit based on a weighted average of valuation techniques, a combination of an income approach and a market approach, which are Level 3-type measurements. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. If the fair value of the reporting unit determined using the quantitative analysis exceeds the carrying amount of the reporting unit's net assets, goodwill is not impaired.

Both qualitative and quantitative assessments require a significant amount of management judgment involving the use of forecasts, estimates, and assumptions.

(i)   *Impairment of Long-Lived Assets and Intangible Assets with Finite Useful Lives*

Long-lived assets and intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset, which are Level 3-type measurements. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no significant impairments of long-lived assets or intangible assets with finite useful lives during the years ended December 31, 2025, 2024 and 2023.

(j)   *Intangible Assets*

The Company has intangible assets that consist primarily of customer relationships and trademarks (i.e., a collective term for trademarks, trade names, and related intellectual property rights) that are recorded in connection with acquisitions at their fair value based on the results of valuation analyses. Customer relationships and trademarks acquired in business combinations are generally valued using the multi-period excess earnings method and relief-from-royalty method, respectively, which are Level 3-type measurements. Customer relationships are amortized over their estimated useful lives using an accelerated method that takes into consideration expected customer attrition rates up to a 10-year period. Trademarks with finite lives are amortized over periods ranging up to 10 years. Intangible assets with finite lives are reviewed for impairment following the same approach as long-lived assets.

(k)   *Software*

Software includes software acquired in business combinations, purchased software and capitalized software development costs. Software acquired in business combinations is generally valued using the relief-from-royalty method, a Level 3-type measurement. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life, and software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, typically ranging from one to 10 years.

The capitalization of software development costs is based on whether the software is to be sold, leased or otherwise marketed, or if the software is for internal use. After the technological feasibility of the software has been established (for software to be marketed) or at the beginning of application development (for internal-use software), software development costs, which primarily include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for software to be marketed) or prior to application development (for internal-use software) are expensed as incurred. Software development costs are amortized on a solution-by-solution basis commencing on the date of general release (for software to be marketed) or the date placed in service (for internal-use software). Software development costs for internal-use software are amortized using the straight-line method over its estimated useful life, which typically ranges from three to 10 years. Software development costs for software to be marketed are amortized using the greater of (1) the straight-line method over its estimated useful life, which typically ranges from three to 10 years, or (2) the ratio of current revenue to total anticipated revenue over its useful life.

The Company reviews software assets for impairment at each reporting date. For software to be marketed, an impairment charge is recorded to the extent the carrying amount exceeds the net realizable value. Internal-use software is reviewed for impairment following the same approach as long-lived assets. Determining net realizable values and future cash flows involves judgments and the use of estimates and assumptions regarding future economic and market conditions. Adverse changes in these conditions could result in an impairment charge which could be material to our consolidated financial statements.

See Note 10 for software asset impairment losses recognized during the years ended December 31, 2025, 2024 and 2023, and incremental software amortization expense recognized during the year ended December 31, 2023.

(l) *Deferred Contract Costs*

The Company incurs costs as a result of both the origination and fulfillment of our contracts with customers. Origination costs relate primarily to the payment of sales commissions that are directly related to sales transactions. Fulfillment costs include the cost of implementation services related to software as a service ("SaaS") and other cloud-based arrangements when the implementation service is not distinct from the ongoing service. When origination costs and fulfillment costs that will be used to satisfy future performance obligations are directly related to the execution of our contracts with customers, and the costs are recoverable under the contract, the costs are capitalized as a deferred contract cost. Impairment losses are recognized if the carrying amounts of the deferred contract costs are not recoverable.

Origination costs for contracts that contain a distinct software license recognized at a point in time are allocated between the license and all other performance obligations of the contract and amortized according to the pattern of performance for the respective obligations. Otherwise, origination costs are capitalized as a single asset for each contract or portfolio of similar contracts and amortized using an appropriate single measure of performance considering all of the performance obligations in the contracts. The Company amortizes origination costs over the expected benefit period to which the deferred contract cost relates. Origination costs related to initial contracts with a customer are amortized over the lesser of the useful life of the solution or the expected customer relationship period. Commissions paid on renewals are amortized over the renewal period. Capitalized fulfillment costs are amortized over the lesser of the useful life of the solution or the expected customer relationship period.

See Note 11 for deferred contract cost incremental amortization expense recognized during the year ended December 31, 2023.

(m) *Property and Equipment*

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method based on the estimated useful lives of the related assets typically as follows: 30 years for buildings and three to seven years for furniture, fixtures and computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the initial term of the applicable lease or the estimated useful lives of such assets.

(n) *Income Taxes*

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of using net operating loss ("NOL") and credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred income taxes of changes in tax rates and laws, if any, is reflected in the consolidated financial statements in the period enacted. A valuation allowance is established for any portion of a deferred income tax asset for which management believes it is more likely than not that the Company will not be able to realize the benefits of all or a portion of that deferred income tax asset. The Company has provided for residual income tax on unremitted earnings related to certain foreign subsidiaries based on the Company's cash management strategy including consideration of needs and uses as set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources." Certain of the Company's earnings are indefinitely reinvested offshore and could be subject to additional income tax if repatriated. It is not practicable to determine the unrecognized deferred tax liability on a hypothetical distribution of those earnings.

(o) *Operating Leases*

The Company leases certain of its property, primarily real estate, under operating leases. Operating lease right-of-use ("ROU") assets are included in Other noncurrent assets, and operating lease liabilities are included in Accounts payable, accrued and other liabilities and Other noncurrent liabilities on the consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term. Operating lease ROU assets also include any prepaid lease payments and exclude lease incentives received. The Company uses an incremental borrowing rate based on information available at commencement date in determining the present value of lease payments. Lease term for accounting purposes may include options to extend (generally ranging from one to five years) or to terminate the lease when it is reasonably certain that the Company will exercise that option. For certain equipment leases, the Company applies a portfolio approach to effectively account for the operating lease ROU assets and liabilities. Lease agreements may include lease and related non-lease components, which are accounted for as a single lease component. Fixed costs included in the measurement of ROU assets are recognized as operating lease cost generally on a straight-line basis over the lease term. Certain leases require the Company to pay taxes, insurance, maintenance and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the ROU assets and lease liabilities to the extent they are variable in nature; instead, they are recognized as variable lease cost when incurred.

(p) *Revenue Recognition*

The Company generates revenue in a number of ways, including from the delivery of account- or transaction-based processing, SaaS, business process as a service ("BPaaS"), cloud offerings, software licensing, software-related services and professional services.

The Company enters into arrangements with customers to provide services, software and software-related services such as maintenance and implementation either individually or as part of an integrated offering. The Company assesses the solutions and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a solution or service (or bundle of solutions or services) that is distinct - i.e., if a solution or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. To identify its performance obligations, the Company considers all of the solutions or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company recognizes revenue when or as it satisfies a performance obligation by transferring control of a solution or service to a customer.

Revenue is measured based on the consideration that the Company expects to receive in a contract with a customer. The Company's contracts with its customers frequently contain variable consideration. Variable consideration exists when the amount which the Company expects to receive in a contract is based on the occurrence or non-occurrence of future events, such as processing services performed under usage-based pricing arrangements or professional services billed on a time-and-materials basis. Variable consideration is also present in certain transactions in the form of discounts, credits, price concessions, penalties, and similar items. If the amount of a discount or rebate in a contract is fixed and not contingent, that discount or rebate is not variable consideration. The Company estimates variable consideration in its contracts primarily using the expected value method. In some contracts, the Company applies the most likely amount method by considering the single most likely amount in a limited range of possible consideration amounts. The Company develops estimates of variable consideration on the basis of both historical information and current trends. Variable consideration included in the transaction price is constrained such that a significant revenue reversal is not probable.

Taxes collected from customers and remitted to governmental authorities are not included in revenue. Postage fees associated with print and mail services are recognized gross of related expenses; postage costs are accounted for as a fulfillment cost and are included in cost of revenue.

Technology or service components from third parties are frequently embedded in or combined with our applications or service offerings. We are often responsible for billing the client in these arrangements and transmitting the applicable fees to the third party. The Company determines whether it is responsible for providing the third-party solution or service as a principal or for arranging for the solution or service to be provided by the third party as an agent. Judgment is applied to determine whether we are the principal or the agent by evaluating whether the Company has control of the solution or service prior to it being transferred to the customer. The principal versus agent assessment is performed at the performance obligation level. Indicators that the Company considers in determining if it has control include whether the Company is primarily responsible for fulfilling the promise to provide the specified solution or service to the customer, the Company has inventory risk and the Company has discretion in establishing the price the customer ultimately pays for the solution or service. Depending upon the level of our contractual responsibilities and obligations for delivering solutions to end customers, we have arrangements where we are the principal and recognize the gross amount billed to the customer and other arrangements where we are the agent and recognize the net amount retained.

The total transaction price of a contract is allocated to each performance obligation in a manner depicting the amount of consideration to which the Company expects to be entitled in exchange for transferring the solution(s) or service(s) to the customer (the "allocation objective"). If the allocation objective is met at contractual prices, no allocation adjustments from contract prices are made. Otherwise, the Company reallocates the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis, except when the criteria are met for allocating variable consideration to one or more, but not all, performance obligations in the contract. The Company allocates variable consideration to one or more, but not all, performance obligations when the terms of the variable payment relate specifically to the Company's efforts to satisfy the performance obligation (or transfer the distinct solution or service) and when such allocation is consistent with the allocation objective when considering all performance obligations in the contract. Determining whether the criteria for allocating variable consideration to one or more, but not all, performance obligations in the contract requires judgment and may affect the timing and amount of revenue recognized.

To determine the standalone selling price of its promised solutions or services, the Company conducts a regular analysis to determine whether various solutions or services have an observable standalone selling price. If the Company does not have an observable standalone selling price for a particular solution or service, then the standalone selling price for that particular solution or service is estimated using all information that is reasonably available and maximizing observable inputs using approaches including historical pricing, cost plus a margin, adjusted market assessment, and a residual approach.

The following describes the nature of the Company's primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions the Company enters into with its customers.

Transaction Processing and Services Revenue

Transaction processing and services revenue is primarily comprised of payment processing, data processing, application management, and outsourced services, including our SaaS, BPaaS and cloud offerings. Transaction processing and services revenue is recurring and is typically volume or activity based depending on factors such as the number of payments, transactions, accounts or trades processed, number of users, number of hours of services or amount of computer resources used. Fees may include tiered pricing structures with the base tier representing a minimum monthly usage fee. Pricing within the tiers typically resets on a monthly basis, and minimum monthly volumes are generally met or exceeded. Contract lengths for processing services typically span one or more years; however, when distinct hosting services are offered, they are often cancelable without a significant penalty with 30-days' notice. Payment is generally due in advance or in arrears on a monthly or quarterly basis and may include fixed or variable payment amounts depending on the specific payment terms and activity in the period.

In transaction processing and services contracts, the nature of the Company's promise to the customer is to stand ready to provide continuous access to the Company's processing platforms and perform an unspecified quantity of transaction processing and outsourced services for a specified term or terms. Accordingly, transaction processing and services are generally viewed as stand-ready performance obligations comprised of a series of distinct daily services. The Company typically satisfies its transaction processing and services performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the Company's efforts are expended evenly throughout the period given the nature of the promise is a stand-ready service. The Company has evaluated its variable payment terms related to its transaction processing and services revenue accounted for as a series of distinct days of service and concluded that they generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the criteria are met, variable amounts based on the number and type of services performed during a period are allocated to, and recognized on, the day in which the Company performs the related services. Fixed fees for processing services are generally recognized ratably over the contract period.

Transaction processing and services revenue also includes network, interchange, and other pass-through fees. Pass-through fees generally represent variable consideration and are allocated to, and recognized on, the day on which the related services are performed. Pass-through fees are billed monthly. Network and interchange fees are presented on a net basis; other pass through fees may be recorded on either a gross or a net basis depending on whether the Company is acting as a principal or an agent.

Software Maintenance Revenue

Software maintenance is comprised of technical support services and unspecified software updates and upgrades provided on a when-and-if-available basis. Software maintenance revenue is generally based on fixed fees. Payment terms are typically annually, quarterly, or monthly in advance. Contract terms vary and can span multiple years. The Company generally satisfies its maintenance-related performance obligations evenly using a time-elapsed output method over the contract term given there is no discernible pattern of performance.

Other Recurring Revenue

Other recurring revenue is comprised primarily of services provided by dedicated personnel resources who work full time at client sites and under the client's direction. Revenue from dedicated resource agreements is generally based on fixed monthly fees per resource. Payment terms are typically annually, quarterly, or monthly in advance. Contract terms vary and can span multiple years. The Company generally satisfies its dedicated resource obligations evenly using a time-elapsed output method over the contract term given there is no discernible pattern of performance.

Software License Revenue

The Company's software licenses generally have significant stand-alone functionality to the customer upon delivery and are considered to be functional intellectual property. Additionally, the nature of the Company's promise in granting these software licenses to a customer is typically to provide the customer with a right to use the Company's intellectual property. The Company's software licenses are generally considered distinct performance obligations. Revenue allocated to software licenses is typically recognized at a point in time upon delivery of the license and is non-recurring. Contracts that contain software licenses often have non-standard terms that require significant judgments that may affect the amount and timing of revenue recognized.

When a software license requires frequent updates that are integral to maintaining the utility of the license to the customer, the Company combines the software license and the maintenance into a single performance obligation, and revenue for the combined performance obligation is recognized in Transaction processing and services revenue as the maintenance is provided, consistent with the treatment described for maintenance above. When a software license contract also includes professional services that provide significant modification or customization of the software license, the Company combines the software license and professional services into a single performance obligation, and revenue for the combined performance obligation is recognized as the professional services are provided, consistent with the methods described below for professional services revenue.

The Company has contracts where the licensed software is offered in conjunction with hosting services. The licensed software may be considered a separate performance obligation from the hosting services if the customer can take possession of the software during the contractual term without incurring a significant penalty and if it is feasible for the customer to run the software on its own infrastructure or hire a third party to host the software. If the licensed software and hosting services are separately identifiable, license revenue is recognized when the hosting services commence and it is within the customer's control to obtain a copy of the software. If the software license is not separately identifiable from the hosting service, then the related revenue for the combined performance obligation is recognized ratably over the hosting period and classified as processing revenue.

Occasionally, the Company offers extended payment terms on its license transactions; however, such transactions are generally not considered to have a significant financing component.

Professional Services Revenue

Professional services revenue is comprised of implementation, conversion, and programming services associated with the Company's data processing and application management agreements and implementation or installation services related to licensed software. Although this revenue is non-recurring in nature, it is generally recognized over time, with service durations spanning from several weeks to several years, depending on the scope and complexity of the work. Payment terms for professional services may be based on an upfront fixed fee, fixed upon the achievement of milestones, or on a time-and-materials basis.

In assessing whether implementation services provided on data processing, application management or software agreements are a distinct performance obligation, the Company considers whether the services are both capable of being distinct (i.e., the customer can benefit from the services alone or in combination with other resources that are readily available to the customer) and distinct within the context of the contract (i.e., the services are separately identifiable from the other performance obligations in the contract). Implementation services and other professional services are typically considered distinct performance obligations. However, when these services involve significant customization or modification of an underlying solution or offering, or if the services are complex and not available from a third-party provider and must be completed prior to a customer having the ability to benefit from a solution or offering, then such services and the underlying solution or offering will be accounted for as a combined performance obligation.

The Company's professional services that are accounted for as distinct performance obligations and that are billed on a fixed fee basis are typically satisfied as services are rendered; thus, the Company uses a cost-based input method, such as cost-to-cost or efforts expended (labor hours), to provide a faithful depiction of the transfer of those services. For professional services that are distinct and billed on a time-and-materials basis, revenue is generally recognized using an output method that corresponds with the time and materials billed and delivered, which is reflective of the transfer of the services to the customer. Professional services that are not distinct from an associated solution or offering are recognized over the common measure of progress for the overall performance obligation (typically a time-elapsed output measure that corresponds to the period over which the solution or offering is made available to the customer).

Other Non-recurring Revenue

Other non-recurring revenue is comprised primarily of hardware, one-time card production, and early termination fees. The Company typically does not stock in inventory the hardware solutions sold but arranges for delivery of hardware from third-party suppliers. The Company determines whether hardware delivered from third-party suppliers should be recognized on a gross or net basis by evaluating whether the Company has control of the solution or service prior to it being transferred to the customer. Equipment and one-time card production revenue is generally recognized at a point in time upon delivery. Early contract terminations are treated as contract modifications. Early termination fees are added to a contract's transaction price once it becomes likely that liquidated damages will be charged to a customer, typically upon notification of early termination. Early termination fees are recognized over the remaining period of the related performance obligation(s).

Material Rights

Some of the Company's contracts with customers include options for the customer to acquire additional, or renew existing, solutions or services in the future. Options may represent a material right to acquire solutions or services if the discount is incremental to the range of discounts typically given for those solutions or services to that class of customer in that geographical area or market and if the customer would not have obtained the option without entering into the contract. If deemed to be a material right, the Company will account for the material right as a separate performance obligation and determine the standalone selling price based on directly observable prices when available. If the standalone selling price is not directly observable, then the Company estimates the standalone selling price to be equal to the discount that the customer would obtain by exercising the option, as adjusted for any discount that the customer would receive without exercising the option and for the likelihood that the option will be exercised.

(q) *Cost of Revenue and Selling, General and Administrative Expenses*

Cost of revenue consists of costs directly associated with providing solutions or services to clients and includes payroll, employee benefits and other costs associated with personnel employed in customer service and service delivery roles as well as third-party costs involved in fulfillment of performance obligations for which the Company is acting as a principal. Cost of revenue also includes data processing costs, amortization of software, customer relationship and trademark intangible assets, and depreciation on operating assets.

Selling, general and administrative expenses include payroll, employee benefits and other costs associated with personnel employed in sales, marketing, human resources, finance, risk management and other administrative roles, as well as acquisition, integration and certain other costs that are not considered when management evaluates revenue-generating segment performance. Selling, general and administrative expenses also include depreciation on non-operating corporate assets as well as advertising and other marketing-related program costs.

(r) *Equity Method Investment*

The Company reports its investments in unconsolidated entities over whose operating and financial policies the Company has the ability to exercise significant influence, but not control, under the equity method of accounting. Equity method investments are initially recorded at cost and are included in Equity method investment on the consolidated balance sheet, and our share of the investee's earnings or losses is reported in Equity method investment earnings (loss), net of tax, in the consolidated statement of earnings (loss). Given Worldpay's capital structure under the terms of Limited Liability Company Operating Agreement ("LLCA"), which grants us a liquidation preference ahead of other unit holders, we apply the hypothetical liquidation book value ("HLBV") method to determine our share of the investee's earnings or losses because our liquidation rights and priorities differ from our underlying ownership interest. The HLBV method calculates the proceeds that would be attributable to each investor based on the change, during the reporting period, of the amount of net assets to which each investor would be entitled under the liquidation provisions of the governing contractual arrangements if the investment were to be liquidated at book value, excluding any contributions or distributions during the reporting period. The Company also reports its investor-level tax impact relating to equity method investments as a component of Equity method investment earnings (loss) in the consolidated statement of earnings (loss). The carrying values of our equity method investments are adjusted for our equity method investment earnings (loss) before application of investor-level taxes and for our pro rata share of the investee's other comprehensive earnings (loss). The Company monitors its investments for other-than-temporary impairment by considering factors, such as current economic and market conditions and the operating performance of the investees and records reductions in carrying values when necessary. Equity method investees are considered related parties of the Company.

Distributions received from our equity method investments are recorded as reductions in the carrying value of such investments and are classified on the consolidated statement of cash flows pursuant to the cumulative earnings approach. Under this approach, the distributions should be classified as either a return on investment, which would be included in operating activities, or a return of investment, which would be included in investing activities. Any distributions received up to the amount of cumulative equity in earnings of the investee would be considered a return on investment and classified in operating activities. Any distributions in excess of cumulative equity in earnings of the investee would be considered a return of investment and classified in investing activities. Thus, to the extent our equity in earnings of the investee reflects cumulative losses, the distributions are considered a return of investment and classified in investing activities.

(s) *Stock-Based Compensation Plans*

The Company accounts for stock-based compensation plans using the fair value method. Thus, compensation cost is measured based on the fair value of the award at the grant date and is recognized over the service period. For our service-based stock awards, we recognize the compensation cost on a straight-line basis over the award's service period, which is generally three years. For our performance-based stock awards with market conditions which typically cliff vest on the third anniversary date of the grant, we recognize the compensation cost on a straight-line basis over the service period when it is probable the outcome of that performance condition will be achieved. The Company adjusts the compensation expense over the service period based upon the expected achievement level of the applicable performance condition. Certain of our stock awards contain only market conditions. In those circumstances, compensation cost is recognized over the service period and is not reversed even if the award does not become exercisable in the event the market condition is not achieved. The Company estimates future forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ significantly from those estimates.

(t) *Foreign Currency Translation*

Our functional currency is the U.S. dollar. The functional currency of each of our operating subsidiaries is generally the currency of the economic environment in which the subsidiary primarily does business. Our foreign subsidiaries with non-U.S. dollar functional currencies are translated into U.S. dollars for consolidation purposes using the foreign exchange rates applicable to the dates of the financial statements. Generally, these consist of the exchange rates in effect at the balance sheet date for balance sheet accounts and the average exchange rates in effect during the relevant period for revenue and expense accounts. The adjustments resulting from the translation are included in Accumulated other comprehensive earnings (loss) in the consolidated statements of equity and consolidated statements of comprehensive earnings (loss) and are excluded from net earnings.

Gains or losses resulting from measuring foreign currency transactions into the respective functional currency are included in Other income (expense), net in the consolidated statements of earnings (loss).

(u) *Net Earnings (Loss) per Share*

The basic weighted average shares and common stock equivalents for the years ended December 31, 2025, 2024 and 2023, are computed using the treasury stock method.

Net earnings (loss) and earnings (loss) per share for the years ended December 31, 2025, 2024 and 2023, are as follows (in millions, except per share data):

	Year ended December 31,		
	2025	**2024**	**2023**
Net earnings (loss) from continuing operations attributable to FIS	$ 382	$ 787	$ 502
Net earnings (loss) from discontinued operations attributable to FIS	—	663	(7,157)
Net earnings (loss) attributable to FIS	$ 382	$ 1,450	$ (6,655)
Weighted average shares outstanding-basic	523	553	591
Plus: Common stock equivalent shares	2	2	—
Weighted average shares outstanding-diluted	525	555	591
Net earnings (loss) per share-basic from continuing operations attributable to FIS	$ 0.73	$ 1.42	$ 0.85
Net earnings (loss) per share-basic from discontinued operations attributable to FIS	—	1.20	(12.11)
Net earnings (loss) per share-basic attributable to FIS	$ 0.73	$ 2.62	$ (11.26)
Net earnings (loss) per share-diluted from continuing operations attributable to FIS	$ 0.73	$ 1.42	$ 0.85
Net earnings (loss) per share-diluted from discontinued operations attributable to FIS	—	1.19	(12.11)
Net earnings (loss) per share-diluted attributable to FIS	$ 0.73	$ 2.61	$ (11.26)

The diluted net loss per share for the year ended December 31, 2023, did not include the effect of common stock equivalent shares of 2 million.

Options to purchase approximately 5 million, 7 million and 8 million shares of our common stock for the years ended December 31, 2025, 2024 and 2023, respectively, were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive.

(v)   *Recent Accounting Guidance*

Recently Adopted Accounting Guidance

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The ASU also introduces requirements for disaggregated disclosures of federal, state and foreign income tax expense and taxes paid. The amendments are effective for annual periods beginning after December 31, 2024, and should be applied prospectively, although retrospective application is permitted. The Company elected to adopt the amendments retrospectively for the annual period ending December 31, 2025, and expanded its disclosures around income taxes. See Note 17 for further information.

Recent Accounting Guidance Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The ASU requires disclosure of disaggregated information about specific categories underlying certain income statement expense line items. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the impact of adoption on our financial disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The ASU provides a practical expedient that allows entities to assume conditions existing as of the balance sheet date remain unchanged over the life of the asset when estimating credit losses for current trade receivables and current contract assets arising from transactions accounted for under Topic 606. The amendments are effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual periods, with early adoption permitted. The amendments should be applied prospectively. The Company believes that adoption of this ASU will not have a material effect on the consolidated financial statements or related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* This guidance updates requirements for capitalizing internal-use software costs by replacing the current stage-based model with a principles-based approach. Under the new ASU, capitalization of eligible software development costs begins when management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. Entities must also consider whether significant uncertainty exists regarding the development activities. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those years. Early adoption is permitted. The amendments may be applied prospectively, on a modified retrospective basis for in-process projects, or retrospectively. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.* The ASU introduces targeted improvements intended to better align hedge accounting with an entity's risk management activities, including expanded eligibility for certain hedging instruments, enhanced flexibility in designating hedged items, and clarifications for hedging strategies involving variable pricing and foreign currency risk. The amendments are effective for annual reporting periods beginning after December 15, 2026, and for interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the impact of adoption on our consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements.* The ASU provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The amendments are effective for annual reporting periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the effects of this ASU on its consolidated financial statements and related disclosures.

(w)   *Certain Reclassifications*

Certain reclassifications have been made in the 2024 and 2023 consolidated financial statements to conform to the classifications used in 2025 as described below.

- The Company revised the presentation of certain items within the consolidated statements of cash flows. Specifically, the Company reclassified Distributions from equity method investments to a separate line item within investing activities, which were previously included within other investing activities, net. This reclassification did not impact total cash flows from operating, investing, or financing activities. To conform to the current-year presentation, prior-period amounts have been reclassified where applicable.
- The Company elected to adopt ASU 2023-09 retrospectively for the annual period ending December 31, 2025, and updated the presentation of the reconciliation of the federal statutory income tax rate to the effective tax rate for all comparative periods presented. See Note 17.
- Origination and fulfillment costs from contracts with customers as shown in Note 11 have been recategorized. Prior-period amounts were reclassified to conform to the current-year presentation.

(3)   Discontinued Operations

2024 Sale of 55% Equity Interest in Worldpay Merchant Solutions Business

As discussed in Note 1, the Company completed the 2024 Worldpay Sale on January 31, 2024. The results of the Worldpay Merchant Solutions business prior to the closing of the 2024 Worldpay Sale, as well as subsequent adjustments for the resolution of related contingencies, have been presented as discontinued operations. There were no earnings (loss) from discontinued operations during the year ended December 31, 2025.

The following table presents a reconciliation of the major components of Earnings (loss) from discontinued operations, net of tax, presented in the consolidated statements of earnings (loss), reflecting activity for the years ended December 31, 2025, 2024 and 2023 (in millions). The Company's presentation of earnings (loss) from discontinued operations excludes general corporate overhead costs that were historically allocated to the Worldpay Merchant Solutions business. Additionally, beginning on July 5, 2023, the Company ceased amortization of long-lived assets held for sale in accordance with FASB ASC Topic 360, *Property, Plant and Equipment.*

	2025	2024	2023
Major components of earnings (loss) from discontinued operations before income taxes:			
Revenue	$ —	$ 413	$ 4,859
Cost of revenue	—	(73)	(1,662)
Selling, general, and administrative expenses	—	(158)	(1,992)
Asset impairments	—	—	(6,844)
Interest income (expense), net	—	3	27
Other, net	—	(6)	63
Earnings (loss) from discontinued operations related to major components of pre-tax earnings (loss)	—	179	(5,549)
Loss on assets held for sale	—	—	(1,909)
Loss on sale of disposal group	—	(578)	—
Earnings (loss) from discontinued operations	—	(399)	(7,458)
Provision (benefit) for income taxes	—	(1,062)	(301)
Earnings (loss) from discontinued operations, net of tax, attributable to FIS	$ —	$ 663	$ (7,157)

During the year ended December 31, 2023, we recorded a $1.9 billion loss on assets held for sale related to the Worldpay Merchant Solutions reporting unit to reduce its carrying value to its estimated fair value less estimated costs to sell, primarily as a result of the exclusion of certain deferred tax liabilities that were not expected to be transferred in the transaction. This amount was subsequently updated until the closing of the 2024 Worldpay Sale.

As a result of the 2024 Worldpay Sale, during the year ended December 31, 2024, we recorded a loss on sale of disposal group of $578 million, including the impact of post-closing adjustments. We also recorded a cumulative tax benefit of $1.1 billion in connection with the 2024 Worldpay Sale, primarily from the release of U.S. deferred tax liabilities that were not transferred in the 2024 Worldpay Sale, net of the estimated U.S. tax cost that the Company expects to incur as a result of the 2024 Worldpay Sale.

Additionally, as part of the 2024 Worldpay Sale, the Company obtained the right to receive up to $1.0 billion of consideration contingent on the returns realized by the Buyer exceeding certain thresholds ("2024 Worldpay Sale contingent consideration"). The Company recognized this financial instrument as a derivative. As a result of the 2026 Worldpay Minority Interest Sale, Buyer's returns will not exceed the thresholds necessary to earn this contingent consideration. See Note 15 for further information.

(4)   Equity Method Investment

As discussed in Note 1, the Company completed the 2024 Worldpay Sale on January 31, 2024, retaining a non-controlling equity interest in Worldpay. We account for our 45% minority ownership in Worldpay using the equity method of accounting. Beginning on February 1, 2024, the Company's share of the net income of Worldpay and our investor-level tax impact is reported as Equity method investment earnings (loss), net of tax, in the consolidated statements of earnings (loss). During the years ended December 31, 2025, and 2024 we received distributions of $147 million and $47 million, respectively.

As also discussed in Note 1, on January 9, 2026, FIS completed its previously announced sale of its remaining equity interests in Worldpay for a pre-tax amount of $5.8 billion, net of transaction fees and other costs. We continued to account for our non-controlling 45% equity interest in Worldpay using the equity method of accounting through the closing date of the transactions. As a result of the 2026 Worldpay Minority Interest Sale, we expect to recognize an estimated pre-tax gain of $2.2 billion in the first quarter of 2026, representing the excess of the net selling price over the estimated carrying value of the Worldpay equity method investment as of the date of closing, adjusted for the impact of our share of Worldpay's cumulative translation adjustments recorded in accumulated other comprehensive earnings (loss). The estimated gain remains subject to change based on customary post-closing purchase price adjustments and final determination of these amounts, and the final gain could differ materially from the current estimate.

Summary Worldpay financial information is as follows (in millions):

Statement of Earnings (Loss)	Year ended December 31, 2025		Eleven months ended December 31, 2024	
Revenue	$	5,476	$	4,732
Gross profit	$	2,687	$	2,422
Earnings (loss) before income taxes	$	(434)	$	(342)
Net earnings (loss) attributable to Worldpay	$	(496)	$	(444)
FIS share of net earnings (loss) attributable to Worldpay, net of tax (1)	$	(526)	$	(145)

(1) For the year ended December 31, 2025, and eleven months ended December 31, 2024, this amount is net of $(307) million and $67 million, respectively, of investor-level tax benefit (expense), as well as intra-entity eliminations for timing differences between the Company and Worldpay's recognition of profits and losses on related-party transactions. The investor-level tax for the year ended December 31, 2025, includes $383 million of expense related to an increase to our deferred tax liability. This remeasurement resulted from our agreement to sell our remaining interest in Worldpay, which constituted a change in our intent to hold the investment for the long term, as well as our best estimate of the ordinary versus capital characterization of the expected proceeds. In accordance with the provisions of ASC 740, the deferred tax liability recognized in connection with our Worldpay equity method investment reflects the difference between the investment's current book value and its tax basis. As discussed in Note 1, the 2026 Worldpay Minority Interest Sale was completed on January 9, 2026, and the tax due will be based on the excess of sales proceeds over the tax basis and a number of other factors, including the valuation of assets held in Worldpay, how the form of the transaction was effectuated and the final purchase price allocation. The continued assessment of these factors and their potential impact on the ordinary versus capital characterization of the expected proceeds could result in a material change to the realizability of the deferred tax assets for U.S. capital loss carryforwards and the final tax computed on the sale.

Balance Sheet	December 31,			
	2025		2024	
Current assets	$	8,744	$	8,126
Noncurrent assets	$	15,642	$	15,834
Current liabilities	$	6,643	$	5,979
Noncurrent liabilities	$	9,419	$	9,321
Noncontrolling interest	$	—	$	1

Continuing Involvement with Discontinued Operations and Related-Party Transactions

We have continuing involvement with Worldpay, primarily through our remaining interest, a transition services agreement ("TSA"), and various other commercial agreements. Under the terms of the TSA, the Company is procuring certain third-party services on behalf of Worldpay and providing technology infrastructure, risk and security, accounting and various other corporate services to Worldpay for a period of up to 24 months after January 31, 2024, subject to a six-month extension, and Worldpay is providing various corporate services to the Company, allowing us to maintain access to certain resources transferred in the 2024 Worldpay Sale. Effective upon the closing of the 2026 Worldpay Minority Interest Sale (the "Closing"), the TSA was amended to extend the term until June 30, 2027, subject to further extension for a period of up to 24 months following the Closing. Several of the commercial agreements between FIS and Worldpay were also amended to extend their services to Global Payments upon the Closing. The TSA and commercial agreement amendments also provide for certain annual purchase commitments.

Third-party pass-through costs of $63 million and $159 million, during the year ended December 31, 2025 and eleven months ended December 31, 2024, respectively, were incurred under the TSA, and were netted against the equal and offsetting reimbursement amounts due from Worldpay. Additionally, during the years ended December 31, 2025 and eleven months ended December 31, 2024, net TSA services income of $86 million and $142 million were recognized in Other operating (income) expense, net - related party, with approximately two-thirds of the corresponding expense recorded in Cost of revenue and the remainder recorded in Selling, general and administrative expense in the consolidated statements of earnings (loss). Revenue earned during the year ended December 31, 2025 and eleven months ended December 31, 2024, from various commercial services provided to Worldpay was $187 million and $140 million, respectively. Under our former short-term employee leasing agreement ("ELA") with Worldpay, there were no pass-through costs during the year ended December 31,

2025, and $247 million of pass-through costs were incurred and netted against the equal and offsetting reimbursement amounts due from Worldpay during the eleven months ended December 31, 2024, respectively.

For the year ended December 31, 2025, and eleven months ended December 31, 2024, we collected net cash of $414 million and $704 million, respectively, related to the ELA, TSA and commercial agreements with Worldpay. As of December 31, 2025 and 2024, we recorded a receivable of $39 million and $84 million, respectively, in Receivable from related party on the consolidated balance sheet in connection with the TSA and commercial agreements. Under the TSA and commercial agreements, amounts are generally invoiced monthly in arrears and are payable by electronic transfer within 30 days of invoice. As of December 31, 2025 and 2024, we also recorded other payables to Worldpay of $24 million and $25 million, respectively, in Accounts payable, accrued and other liabilities on the consolidated balance sheet. These amounts are generally payable within 30 days.

Prior to the 2024 Worldpay Sale, the Company issued standby letters of credit and made parental guarantees (collectively "Guarantees") in the ordinary course of its business to various counterparties on behalf of certain former subsidiaries included in the 2024 Worldpay Sale, including a guarantee of a liability that a Worldpay subsidiary owes to the former owners of Worldpay Group plc (the "CVR Liability"). Effective upon the closing of the 2026 Worldpay Minority Interest Sale, FIS and Worldpay agreed to maintain these Guarantees through December 31, 2026, affording Worldpay time to arrange for alternatives to the Guarantees. Worldpay's aggregate amount of borrowing capacity under the standby letters of credit guaranteed by FIS was $294 million and $273 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, there were no amounts drawn under the standby letters of credit. As of December 31, 2025 and 2024, Worldpay's CVR liability due on October 12, 2027, was $378 million. There is no limitation to the maximum potential future payments under the other remaining Guarantees, and such maximum potential amount of future payments under the other remaining Guarantees cannot be estimated due to the conditional nature of the Company's obligations and the unique facts and circumstances involved in each agreement. As of December 31, 2025, there are no amounts drawn under any of the Guarantees. In the event a Worldpay subsidiary were to default on a performance obligation covered by the Guarantees, the Company could be required to make payment or be subject to claims; however, in any such case, Worldpay is required under the terms of the agreement governing the 2024 Worldpay Sale to fully reimburse and indemnify the Company. The Company considers the likelihood of incurring a loss under the Guarantees to be remote, and no amounts have been accrued with respect to these Guarantees.

(5)   Acquisitions

Issuer Solutions Acquisition

As discussed in Note 1, on January 9, 2026, FIS completed its previously announced acquisition of the Issuer Solutions Business from Global Payments by acquiring 100% of the Issuer Solutions Business equity pursuant to the Transaction Agreement. The Issuer Solutions Business, which was later rebranded as "FIS Total Issuing™ Solutions," is a global payments technology and financial services provider specializing in issuer processing and a wide range of payment solutions for financial institutions. The Issuer Solutions Acquisition is expected to strengthen FIS' banking and capital markets solutions by complementing FIS' existing processing capabilities while also extending its suite of payment products.

Upon the terms and subject to the conditions set forth in the Transaction Agreement, FIS acquired the Issuer Solutions Business from Global Payments in exchange for FIS' $5.8 billion interest, net of taxes and other costs, in Worldpay and approximately $7.7 billion in cash. The cash payment amount is subject to customary post-closing adjustments in respect of the respective purchase price for each of Worldpay and the Issuer Solutions Business. FIS also converted certain outstanding Global Payments equity awards into corresponding equity awards with respect to shares of FIS common stock pursuant to an exchange ratio in the transaction agreement designed to maintain the intrinsic value of the applicable award immediately prior to conversion. FIS funded the cash portion of the transaction consideration through borrowings of $7.7 billion under senior unsecured term loans as part of the term facility entered into on May 1, 2025.

The Company will account for the acquisition as a business combination and will recognize the assets acquired and liabilities assumed at their fair value as of January 9, 2026. Due to the timing of the acquisition being after our fiscal year-end, and the amount of assets acquired and liabilities assumed, our initial accounting is incomplete and the Company is not yet able to disclose the provisional amounts to be recognized as of the acquisition date for assets acquired and liabilities assumed and other disclosures. The Company expects to provide preliminary purchase price allocation information as part of FIS' Form 10-Q for the quarter ending March 31, 2026.

2025 Business Combinations

During the year ended December 31, 2025, the Company completed the acquisition of two businesses for total consideration, net of cash acquired, of $587 million, consisting of initial cash payments of $572 million, net of cash acquired, and $15 million in estimated fair value of contingent consideration. These acquisitions were recorded as business combinations. The results of operations and financial position of the acquisitions are included in the consolidated financial statements subsequent to the closing of each acquisition. We recorded an allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values, consisting primarily of $163 million in customer relationships and $85 million in software assets. The Company also recorded $328 million of goodwill for the residual amount by which the purchase price exceeded the fair value of the net assets acquired. The purchase price allocations are provisional as of December 31, 2025, and the Company expects to finalize them as soon as practicable, but no later than one year from the respective acquisition dates.

2024 Business Combinations

During the year ended December 31, 2024, the Company completed acquisitions of three businesses for total cash consideration, net of cash acquired, of $515 million. These acquisitions were recorded as business combinations. The results of operations and financial position of the acquisitions are included in the consolidated financial statements subsequent to the closing of each acquisition. We recorded an allocation of the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values, consisting primarily of $87 million of customer relationships and $139 million of software assets. The Company also recorded $359 million of goodwill for the residual amount by which the purchase price exceeded the fair value of the net assets acquired. There were no significant business combinations, individually or in the aggregate, completed during 2023.

Virtus Acquisition

On January 2, 2020, FIS acquired a majority interest in Virtus Partners ("Virtus"), previously a privately held company that provides high-value managed services and technology to the credit and loan market. The acquisition was accounted for as a business combination. FIS acquired a 70% voting and financial interest in Virtus with 30% interest retained by the founders of Virtus ("Founders"). The agreement between FIS and the Founders provided FIS with a call option to purchase, and the Founders with a put option requiring FIS to purchase, all of the Founders' retained interest in Virtus at a redemption value determined pursuant to performance goals stated in the agreement, exercisable at any time after two years and three years, respectively, following the acquisition date. In January 2023, the Founders exercised their put option, and as a result, FIS paid the $173 million redemption value, recorded as a financing activity in the consolidated statement of cash flows, and subsequently owns 100% of Virtus.

(6)   Revenue

Disaggregation of Revenue

In the following tables, revenue is disaggregated by primary geographical market and type of revenue. The tables also include a reconciliation of the disaggregated revenue with the Company's reportable segments.

For the year ended December 31, 2025 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Primary Geographical Markets:								
North America	$	6,283	$	1,916	$	107	$	8,306
All others		1,002		1,280		89		2,371
Total	$	7,285	$	3,196	$	196	$	10,677
Type of Revenue:								
Recurring revenue:								
Transaction processing and services	$	5,412	$	1,578	$	146	$	7,136
Software maintenance		389		607		2		998
Other recurring		309		99		1		409
Total recurring		6,110		2,284		149		8,543
Software license		176		499		—		675
Professional services		522		385		5		912
Other non-recurring		477		28		42		547
Total	$	7,285	$	3,196	$	196	$	10,677

For the year ended December 31, 2024 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Primary Geographical Markets:								
North America	$	5,893	$	1,839	$	117	$	7,849
All others		999		1,140		139		2,278
Total	$	6,892	$	2,979	$	256	$	10,127
Type of Revenue:								
Recurring revenue:								
Transaction processing and services	$	5,146	$	1,507	$	207	$	6,860
Software maintenance		362		576		2		940
Other recurring		244		62		3		309
Total recurring		5,752		2,145		212		8,109
Software license		196		431		1		628
Professional services		551		399		4		954
Other non-recurring		393		4		39		436
Total	$	6,892	$	2,979	$	256	$	10,127

For the year ended December 31, 2023 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Primary Geographical Markets:								
North America	$	5,812	$	1,712	$	167	$	7,691
All others		931		1,054		155		2,140
Total	$	6,743	$	2,766	$	322	$	9,831
Type of Revenue:								
Recurring revenue:								
Transaction processing and services	$	4,981	$	1,409	$	276	$	6,666
Software maintenance		364		531		2		897
Other recurring		227		53		4		284
Total recurring		5,572		1,993		282		7,847
Software license		131		369		8		508
Professional services		562		391		9		962
Other non-recurring		478		13		23		514
Total	$	6,743	$	2,766	$	322	$	9,831

Clients in the U.K., Germany, Australia, Switzerland, France, South Africa, the Netherlands and India accounted for the majority of the revenue from clients based outside of North America for all periods presented. No individual country outside of North America accounted for more than 10% of total revenue for the years ended December 31, 2025, 2024 and 2023.

Contract Balances

The Company recognized revenue of approximately $761 million, $728 million and $677 million, during the years ended December 31, 2025, 2024 and 2023, respectively, that was included in the corresponding deferred revenue balance at the beginning of the periods.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2025, approximately $23.5 billion of revenue is estimated to be recognized in the future from the Company's remaining unfulfilled performance obligations, which are primarily comprised of recurring account- and volume-based processing services. This excludes the amount of anticipated recurring renewals not yet contractually obligated. The Company expects to recognize approximately 34% of our remaining performance obligations over the next 12 months, approximately another 25% over the next 13 to 24 months, and the balance thereafter.

(7) Property and Equipment

Property and equipment as of December 31, 2025 and 2024, consist of the following (in millions):

		2025		2024
Land	$	29	$	32
Buildings		429		439
Leasehold improvements		107		98
Computer equipment		1,479		1,404
Furniture, fixtures, and other equipment		95		110
		2,139		2,083
Accumulated depreciation and amortization		(1,448)		(1,437)
Total Property and equipment, net	$	691	$	646

During the years ended December 31, 2025, 2024 and 2023, the Company entered into financing arrangements of $84 million, $29 million and $53 million, respectively, for certain hardware and software purchases. The assets are included in Property and equipment, net, and Software, net, and the financing arrangements are classified as Long-term debt, on our consolidated balance sheets. Periodic payments are included in Repayment of borrowings and other financing arrangements on the consolidated statements of cash flows.

Depreciation and amortization expense on property and equipment totaled $177 million, $175 million and $165 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(8) Goodwill

Changes in goodwill during the years ended December 31, 2025 and 2024, are summarized below (in millions).

	Banking Solutions	Capital Market Solutions	Corporate and Other	Total
Balance, December 31, 2023	$ 12,588	$ 4,363	$ 20	$ 16,971
Goodwill attributable to acquisitions	138	217	—	355
Foreign currency adjustments	(27)	(39)	—	(66)
Balance, December 31, 2024	12,699	4,541	20	17,260
Goodwill attributable to acquisitions	330	7	—	337
Foreign currency adjustments	51	114	—	165
Balance, December 31, 2025	$ 13,080	$ 4,662	$ 20	$ 17,762

For our Banking and Capital Markets reporting units, we performed a qualitative annual assessment for 2023, 2024 and 2025 and concluded that it remained more likely than not that the fair values of these reporting units continued to exceed their respective carrying amounts. Given the substantial excess of fair value over carrying amounts, we believe the likelihood of obtaining materially different results based on a change of assumptions to be low.

(9) Intangible Assets

Intangible assets as of December 31, 2025, consist of the following (in millions):

	Cost	Accumulated Amortization	Net
Customer relationships (1)	$ 2,464	$ (1,617)	$ 847
Trademarks and other	224	(112)	112
Total Intangible assets, net	$ 2,688	$ (1,729)	$ 959

Intangible assets as of December 31, 2024, consist of the following (in millions):

	Cost	Accumulated Amortization	Net
Customer relationships	$ 6,296	$ (5,056)	$ 1,240
Trademarks and other	148	(70)	78
Total Intangible assets, net	$ 6,444	$ (5,126)	$ 1,318

(1) The decrease in cost and accumulated amortization of customer relationship intangible assets from the prior year was due to the completion of the amortization of assets acquired as part of the Company's 2015 SunGard acquisition and the subsequent removal of these fully amortized assets.

Amortization expense for intangible assets with finite lives was $609 million, $641 million and $467 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Estimated amortization of intangible assets for the next five years is as follows (in millions):

2026	$	255
2027		217
2028		189
2029		120
2030		32
Thereafter		120

(10)   Software

Software as of December 31, 2025 and 2024, consists of the following (in millions):

		2025		2024
Software from acquisitions	$	386	$	880
Capitalized software development costs		3,614		3,151
Purchased software		689		605
		4,689		4,636
Accumulated amortization		(1,813)		(2,110)
Total Software, net	$	2,876	$	2,526

During the years ended December 31, 2025, 2024, and 2023, the Company entered into long-term payment arrangements of $72 million, $158 million, and $28 million, respectively, for certain purchased software. The related long-term payment obligations are classified as Other noncurrent liabilities, with the current portion recorded in Accounts payable, accrued and other liabilities, on our consolidated balance sheets. Periodic payments are included in Other investing activities, net, on the consolidated statements of cash flows.

During the year ended December 31, 2025, there were no material software asset impairments. During the years ended December 31, 2024 and 2023, the Company recorded $19 million and $81 million, respectively, of software asset impairments. During the year ended December 31, 2023, the Company recorded $18 million of incremental software amortization expense driven by the Company's platform modernization. Platform modernization included sunsetting certain technology platforms, which resulted in shortened estimated useful lives and accelerated amortization methods primarily impacting the associated assets over an approximate three-year period, beginning in the third quarter of 2021.

Amortization expense for software was $699 million, $585 million and $588 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(11)   Deferred Contract Costs

Origination and fulfillment costs from contracts with customers capitalized as of December 31, 2025 and 2024, consists of the following (in millions):

		2025		2024
Contract origination costs	$	797	$	754
Contract fulfillment costs on implementations in progress		225		229
Contract fulfillment costs on completed implementations		299		258
Total Deferred contract costs, net	$	1,321	$	1,241

For the years ended December 31, 2025, 2024 and 2023, amortization of deferred contract costs on completed implementations was $398 million, $336 million and $310 million, respectively.

During the year ended December 31, 2023, the Company recorded $6 million of incremental amortization expense related to deferred contract costs driven by the Company's platform modernization.

(12)   Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2025 and 2024, consists of the following (in millions):

	2025	2024
Accrued salaries and incentives	$ 448	$ 445
Income taxes payable	—	279
Trade accounts payable	192	214
Derivatives	189	70
Taxes other than income tax	126	126
Accrued interest payable	104	117
Accrued benefits and payroll taxes	121	74
Operating lease liabilities	71	74
Related-party payables	24	25
Other accrued liabilities	822	570
Total Accounts payable, accrued and other liabilities	$ 2,097	$ 1,994

(13)   Other Noncurrent Assets and Liabilities

Other noncurrent assets as of December 31, 2025 and 2024, consists of the following (in millions):

	2025	2024
Accrued accounts receivable and contract assets	$ 568	$ 606
Operating lease ROU assets (1)	231	230
Equity security investments	193	191
Customer inducements	140	162
Deferred compensation plan assets	159	161
Derivatives	283	120
Other	136	279
Total Other noncurrent assets	$ 1,710	$ 1,749

Other noncurrent liabilities as of December 31, 2025 and 2024, consists of the following (in millions):

	2025	2024
Derivatives	$ 819	$ 633
Operating lease liabilities (1)	178	177
Deferred compensation plan liabilities	163	151
Purchased software with long-term payment arrangements	98	146
Pensions	164	127
Deferred revenue	166	117
Other	98	90
Total Other noncurrent liabilities	$ 1,686	$ 1,441

(1) See Note 16 for information about operating leases.

Equity Security Investments

The Company holds various equity securities without readily determinable fair values. These securities primarily represent strategic investments made by the Company as well as investments obtained through acquisitions. Such investments totaled $193 million and $191 million at December 31, 2025 and 2024, respectively, and are included within Other noncurrent assets

on the consolidated balance sheets. The Company accounts for these investments at cost, less impairment, and adjusts the carrying values for observable price changes from orderly transactions for identical or similar investments of the same issuer. These adjustments are generally considered Level 2-type fair value measurements. The Company records realized and unrealized gains and losses on these investments as well as impairment losses, as Other income (expense), net on the consolidated statements of earnings (loss) and recorded net (losses) gains of $(3) million, $(5) million and $(48) million for the years ended December 31, 2025, 2024 and 2023, respectively, related to these investments. The net loss recorded for the 2023 period primarily relates to impairments. .

(14) Debt

Long-term debt as of December 31, 2025 and 2024, consisted of the following (in millions):

	December 31, 2025			December 31,	
	Stated Interest Rates	Weighted Average Interest Rate (1)	Maturities	2025	2024
Fixed Rate Notes					
Senior USD Notes	1.2% - 5.6%	3.6%	2026 - 2052	$ 6,094	$ 6,381
Senior Euro Notes	1.0% - 3.0%	3.0%	2027 - 2039	3,963	4,154
Senior GBP Notes	2.3% - 3.4%	6.6%	2029 - 2031	229	214
Revolving Credit Facility (2)		4.9%	2029	215	151
Incremental Revolving Credit Facility (3)			2027	—	—
Financing arrangements for certain hardware and software				116	66
Other (4)				(264)	(312)
Total long-term debt, including current portion				10,353	10,654
Current portion of long-term debt				(1,284)	(968)
Long-term debt, excluding current portion				$ 9,069	$ 9,686

(1) The weighted average interest rate includes the impact of the fair value basis adjustments due to interest rate swaps and the impact of cross-currency interest rate swaps designated as fair value hedges and excludes the impact of cross-currency interest rate swaps designated as net investment hedges (see Note 15). The impact of the included fair value basis adjustments and cross-currency interest rate swaps in certain cases results in an effective weighted average interest rate being outside the stated interest rate range on the fixed rate notes.
(2) Interest on the Revolving Credit Facility is generally payable at Secured Overnight Financing Rate ("SOFR") plus an applicable margin of up to 1.625% and an unused commitment fee of up to 0.200%, each based upon the Company's corporate credit ratings. The weighted average interest rate on the Revolving Credit Facility excludes fees.
(3) Interest on the Incremental Revolving Credit Facility is generally payable at SOFR plus an applicable margin of up to 1.625% and an unused commitment fee of up to 0.200%, each based upon the Company's corporate credit ratings.
(4) Other includes the amount of fair value basis adjustments due to interest rate swaps (see further discussion below and in Note 15), unamortized debt issuance costs and unamortized non-cash bond discounts.

Short-term borrowings as of December 31, 2025 and 2024, consisted of the following (in millions):

	December 31, 2025		December 31,	
	Weighted Average Interest Rate	Maturities	2025	2024
Euro-commercial paper notes ("ECP Notes")	2.2 %	Up to 183 days	$ 117	$ 104
U.S. commercial paper notes ("USCP Notes")	4.0 %	Up to 397 days	2,612	532
Total Short-term borrowings			$ 2,729	$ 636

The Company is a party to interest rate swaps that, prior to de-designation as fair value hedges during the quarter ended September 30, 2023, converted a portion of its fixed-rate debt to variable-rate debt. As a result of the de-designations, the final fair value basis adjustments recorded through the dates of de-designation as a decrease of the long-term debt are subsequently amortized as interest expense using the effective interest method over the remaining periods to maturity of the respective long-

term debt. The fair value basis adjustments reflected in Other in the long-term debt table above totaled $(192) million and $(228) million as of December 31, 2025 and 2024, respectively.

The Company is also party to fixed-for-fixed cross-currency interest rate swaps under which it agrees to receive interest in foreign currency in exchange for paying interest in U.S. dollars. These are designated as fair value hedges.

The Company has also entered into cross-currency interest rate swaps under which it agrees to receive interest in U.S. dollars in exchange for paying interest in a foreign currency. These are designated as net investment hedges. Although these cross-currency interest rate swaps are entered into as net investment hedges of its investments in certain of its non-U.S. subsidiaries, and not for the purpose of hedging interest rates, the benefit or cost of such hedges is reflected in interest expense in the consolidated statements of earnings (loss). As of December 31, 2025, the weighted average interest rate of the Company's outstanding debt was 3.8%, including the impact of fair value basis adjustments due to interest rate swaps and cross-currency interest rate swaps designated as fair value hedges but excluding the impact of cross-currency interest rate swaps designated as net investment hedges. Including the impact of the net investment hedge cross-currency interest rate swaps on interest expense, the weighted average interest rate of the Company's outstanding debt was 3.0%.

See Note 15 for further discussion of the Company's interest rate swaps and cross-currency interest rate swaps and related hedge designations.

The obligations of FIS under the revolving credit facilities, ECP Notes and USCP Notes, and all of its outstanding senior notes rank equal in priority and are unsecured.

The following table summarizes the amount of our long-term debt, including financing obligations for certain hardware and software, as of December 31, 2025, based on maturity date.

	Total
2026	$ 1,284
2027	1,729
2028	1,736
2029	769
2030	1,181
Thereafter	3,918
Total principal payments	10,617
Other debt per the long-term debt table	(264)
Total long-term debt, including current portion	$ 10,353

There are no mandatory principal payments on the revolving credit facilities and any balance outstanding on the revolving credit facilities will be due and payable at the revolving credit facilities' respective scheduled maturity dates, which occur on September 27, 2029, for the Revolving Credit Facility and June 15, 2027, for the Incremental Revolving Credit Facility.

Senior Notes

FIS may redeem the Senior USD Notes, Senior Euro Notes and Senior GBP Notes (collectively, the "Senior Notes") at its option in whole or in part, at any time and from time to time, at a redemption price equal to the greater of 100% of the principal amount to be redeemed and a make-whole amount calculated as described in the related indenture in each case plus accrued and unpaid interest to, but excluding, the date of redemption, provided no make-whole amount will be paid for redemptions of the Senior Notes during the period described in the related indenture (ranging from one to six months) prior to their maturity.

On December 3, 2025, FIS repaid in full an aggregate principal amount of €625 million in its 0.625% Senior Euro Notes at maturity.

On July 15, 2025, FIS repaid in full an aggregate principal amount of $287 million in its 4.500% Senior USD Notes at maturity.

On March 7 and 8, 2024, pursuant to cash tender offers, FIS purchased and redeemed an aggregate principal amount of $1.5 billion in Senior USD Notes and an aggregate principal amount of £1.0 billion in Senior GBP Notes, with interest rates ranging from 2.25% to 5.625% and maturities ranging from 2025 to 2052, resulting in a loss on extinguishment of debt of approximately $174 million, recorded in Other income (expense), net on the consolidated statement of earnings (loss), relating to tender discounts and fees; the write-off of unamortized bond discounts, debt issuance costs and fair value basis adjustments; and gains on related derivative instruments. The Company funded the purchase and redemption of the Senior Notes using a portion of the net proceeds from the 2024 Worldpay Sale.

The Senior Notes are subject to customary covenants, including, among others, customary events of default.

Commercial Paper

The Company has a Euro commercial paper ("ECP") program and a U.S. commercial paper ("USCP") program for the issuance and sale of senior, unsecured commercial paper notes, up to a combined maximum aggregate amount outstanding at any time of $7.0 billion. Borrowings are limited to the available capacity under the revolving credit facilities, which backstop the commercial paper programs. The ECP and USCP programs are generally used for general corporate purposes.

During the first quarter of 2024, the Company repaid its ECP Notes and USCP Notes using a portion of the net proceeds from the 2024 Worldpay Sale before resuming borrowings during the third quarter of 2024.

Revolving Credit Facilities

On November 6, 2025, the Company amended its existing Revolving Credit Facility, increasing the total commitments from $4.5 billion to $6.0 billion. On November 6, 2025, FIS also entered into an Incremental Revolving Credit Facility that provides $1.0 billion in additional revolving credit commitments, with a scheduled maturity date of June 15, 2027. Proceeds from borrowings under this facility may be used for general corporate purposes, including working capital needs, repayment of existing indebtedness and to backstop the Company's commercial paper program. As of December 31, 2025, the borrowing capacity under the revolving credit facilities was approximately $4,056 million (net of $2,729 million of capacity backstopping our commercial paper notes and $215 million of Revolving Credit Facility outstanding balance).

The Revolving Credit Facility and Incremental Revolving Credit Facility are subject to customary covenants restricting, among other things, the incurrence of indebtedness, certain restricted payments and use of proceeds as well as requiring us to maintain certain financial ratios.

We monitor the financial stability of our counterparties on an ongoing basis. The lender commitments under the undrawn portion of the revolving credit facilities are comprised of a diversified set of financial institutions, both domestic and international. The failure of any single lender to perform its obligations under the revolving credit facilities would not adversely impact our ability to fund our operations.

Financing of Issuer Solutions Acquisition

On April 17, 2025, we entered into a commitment letter (the "Bridge Commitment Letter") with Goldman Sachs Bank USA, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (the "Lenders") pursuant to which the Lenders committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $8.0 billion, subject to customary conditions. On May 1, 2025, we entered into a credit agreement (the "Term Facility") with a group of lenders pursuant to which we can draw up to an aggregate principal amount of $8.0 billion of senior unsecured term loans to fund the Issuer Solutions Acquisition, subject to customary conditions. Upon entry into the Term Facility, all commitments under the Bridge Commitment Letter were reduced to $0 and the Bridge Commitment Letter was terminated in accordance with its terms. We funded the cash portion of the Issuer Solutions Acquisition by drawing $7.7 billion under the Term Facility on January 9, 2026. FIS expects to replace the Term Facility with new permanent financing in the form of senior notes to be issued based on market conditions. We expect our future cash paid for interest to increase from current levels as a result of financing the Issuer Solutions Acquisition.

Fair Value of Debt

The fair value of the Company's long-term debt is estimated to be approximately $619 million and $806 million lower than the carrying value, excluding the fair value basis adjustments due to interest rate swaps and unamortized discounts, as of December 31, 2025 and 2024, respectively.

(15)   Financial Instruments

Fair Value Hedges

The Company held fixed-to-variable interest rate swaps with aggregate notional amounts of $1,854 million and £925 million at both December 31, 2025 and 2024. Prior to the quarter ended September 30, 2023, these swaps were designated as fair value hedges for accounting purposes, converting the interest rate exposure on certain of the Company's Senior Notes, from fixed to variable. While designated as fair value hedges, changes in fair value of these interest rate swaps were recorded as an adjustment to long-term debt. During the quarter ended September 30, 2023, the Company de-designated these swaps as fair value hedges. As a result of the de-designations, the final fair value basis adjustments recorded through the dates of de-designation as a decrease of the long-term debt are subsequently amortized as interest expense using the effective interest method over the remaining periods to maturity of the respective long-term debt. During the quarter ended March 31, 2024, $316 million of unamortized fair value basis adjustments recorded as a decrease of the long-term debt tendered was written-off and recorded as part of the loss on extinguishment of debt (see Note 14). The remaining unamortized fair value basis adjustments recorded as a decrease of the long-term debt totaled $192 million and $228 million at December 31, 2025 and 2024, respectively. We amortized $36 million and $50 million of these balances as Interest expense during the years ended December 31, 2025 and 2024, respectively (see Note 14).

Concurrently with the de-designations described above, the Company entered into new offsetting variable-to-fixed interest rate swaps. The Company held variable-to-fixed interest rate swaps with aggregate notional amounts of $1,854 million and £925 million at both December 31, 2025 and 2024. The Company accounts for the de-designated fixed-to-variable and offsetting variable-to-fixed interest rate swaps as economic hedges; as such, effective as of the de-designation dates, changes in interest rates associated with the variable leg of the interest rate swaps do not affect the interest expense recognized, eliminating variable-rate risk on the fixed-to-variable interest rate swaps. The terms of the new interest rate swaps when matched against the terms of the existing fixed-to-variable interest rate swaps result in a net fixed coupon spread payable by the Company. The impact of the go-forward changes in fair values of the new and existing interest rate swaps, including the impact of the coupons, is recorded as Other income (expense), net pursuant to accounting for economic hedges and totaled $(51) million and $(22) million, for the years ended December 31, 2025 and 2024, respectively. The coupon payments are recorded within Cash flows from investing activities from continuing operations on the consolidated statements of cash flows and totaled $112 million and $122 million in cash outflows for the years ended December 31, 2025 and 2024, respectively. The new and existing interest rate swap fair values totaled assets of $15 million and $33 million and liabilities of $(517) million and $(595) million at December 31, 2025 and 2024, respectively.

During the quarter ended September 30, 2023, the Company entered into an aggregate notional amount of €3,375 million fixed-for-fixed cross-currency interest rate swaps to hedge its exposure to foreign currency risk associated with its Senior Euro Notes. During the quarter ended June 30, 2023, the Company entered into an aggregate notional amount of £925 million fixed-for-fixed cross-currency interest rate swaps to hedge its exposure to foreign currency risk associated with its Senior GBP Notes. These swaps are designated as fair value hedges for accounting purposes. During March 2024, the Company partially terminated certain fixed-for-fixed cross-currency interest rate swaps that were hedging foreign currency risk associated with its Senior GBP Notes that were partially tendered (see Note 14). After such partial termination, there remained an aggregate notional amount of approximately £170 million in fixed-for-fixed cross-currency interest rate swaps that hedge the Company's exposure to foreign currency risk associated with its Senior GBP Notes. The fair value of these swaps totaled assets of $278 million and $4 million and liabilities of $0 million and $(84) million at December 31, 2025 and 2024, respectively. Changes in the swap fair values attributable to changes in spot foreign currency exchange rates are recorded in Other income (expense), net and totaled $472 million and $(226) million for the years ended December 31, 2025 and 2024, respectively. This amount offset the impact of changes in spot foreign currency exchange rates on the Senior GBP Notes and Senior Euro Notes also recorded to Other income (expense), net during the hedge period. Changes in swap fair values attributable to excluded components, such as changes in fair value due to forward foreign currency exchange rates and cross-currency basis spreads, are recorded in Accumulated other comprehensive earnings (loss) ("AOCI"). The Company recorded $(115) million and $32 million for the years ended December 31, 2025 and 2024, respectively, through Other comprehensive earnings (loss) for the changes in swap fair values attributable to excluded components. The amounts recorded in AOCI generally affect net earnings (loss) through Interest expense using the amortization approach. The Company recognized Interest expense of $42 million and $46 million for the years ended December 31, 2025 and 2024, respectively, using the amortization approach. As a result of the partial terminations during March 2024, the Company received $33 million in net proceeds recorded within Other financing activities, net in the consolidated statement of cash flows and recorded a $19 million reduction to the loss on extinguishment of debt due to reclassifying the amount of AOCI related to the partially terminated hedges into earnings (see Note 14).

Net Investment Hedges

The purpose of the Company's net investment hedges, as discussed below, is to reduce the volatility of FIS' net investment value in its Euro- and Pound Sterling-denominated operations due to changes in foreign currency exchange rates. Changes in fair value due to remeasurement of the effective portion are recorded as a component of AOCI for net investment hedges. The amounts included in AOCI for the net investment hedges will remain in AOCI until the complete or substantially complete liquidation of our investment in the underlying foreign operations. Any ineffective portion of these hedging instruments impacts net earnings when the ineffectiveness occurs. The Company assesses effectiveness of cross-currency interest rate swap hedging instruments using the spot method. Under this method, the periodic interest settlements are recorded directly in earnings through Interest expense (see Note 14).

The Company recorded net investment hedge aggregate gain (loss) for the change in fair value and related income tax (expense) benefit within Other comprehensive earnings (loss), net of tax, in the consolidated statements of comprehensive earnings (loss) for its designated net investment hedges as follows (in millions). No ineffectiveness has been recorded on the net investment hedges.

| | Years ended December 31, | | | | | |
	2025		2024		2023	
Foreign currency-denominated debt designations	$	(26)	$	43	$	(138)
Cross-currency interest rate swap designations		(442)		219		(363)
Total	$	(468)	$	262	$	(501)

Foreign Currency-Denominated Debt Designations

The Company has designated certain foreign currency-denominated debt as net investment hedges of its investment in Euro-denominated operations. An aggregate of €0 and €250 million of Senior Euro Notes with maturity in 2025 was designated as a net investment hedge of the Company's investment in Euro-denominated operations as of December 31, 2025 and 2024, respectively. An aggregate of €100 million of ECP Notes was also designated as a net investment hedge of the Company's investment in Euro-denominated operations as of December 31, 2025 and 2024, respectively.

The Company held €0 and €375 million aggregate notional amount of foreign currency forward contracts as of December 31, 2025 and 2024, respectively, to economically hedge its exposure to foreign currency risk associated with Senior Euro Notes that were previously de-designated as net investment hedges. The foreign currency forward contract fair values totaled $0 and net liability of $(11) million at December 31, 2025 and 2024, respectively. Upon maturity of the forward contracts, the Company records the net proceeds paid or received within Other financing activities, net in the consolidated statement of cash flows. During the year ended December 31, 2025 and 2024, the Company received $36 million and $19 million, respectively, in net proceeds. The change in fair value of the foreign currency forward contracts is recorded as Other income (expense), net pursuant to accounting for economic hedges and offsets the impact of the change in spot foreign currency exchange rates on the de-designated Senior Euro Notes, which is also recorded as Other income (expense), net in the consolidated statements of earnings.

Cross-Currency Interest Rate Swap Designations

The Company holds cross-currency interest rate swaps designated as net investment hedges of its investment in Euro- and Pound Sterling-denominated operations. As a result of the 2024 Worldpay Sale, the Company terminated its outstanding cross-currency interest rate swaps designated as net investment hedges of its investment in Pound Sterling-denominated operations on January 31, 2024.

As of December 31, 2025 and 2024, an aggregate notional amount of €6,045 million and €5,045 million, respectively, was designated as a net investment hedge of the Company's investment in Euro-denominated operations. The cross-currency interest rate swap fair values totaled assets of $5 million and $128 million and liabilities of $(490) million and $(12) million at December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025 and 2024, the Company (paid) received net proceeds of approximately $0 and $(8) million, respectively, for the fair values of the cross-currency interest rate swaps as of the settlement dates. The proceeds were recorded within investing activities in the consolidated statements of cash flows.

2024 Worldpay Sale Contingent Consideration

As part of the 2024 Worldpay Sale, the Company obtained the right to receive up to $1.0 billion of consideration contingent on the returns realized by the Buyer exceeding certain thresholds. The Company recognized this financial instrument as a derivative at fair value when it recorded the 2024 Worldpay Sale transaction. Subsequent changes in fair value are recorded through Other income (expense), net in the consolidated statements of earnings (loss). The fair value of the contingent consideration from the 2024 Worldpay Sale is $0 and $108 million at December 31, 2025 and 2024, respectively, included in Other noncurrent assets on the consolidated balance sheet. As a result of the April 17, 2025, agreement to sell our remaining equity interest in Worldpay, it is no longer anticipated that Buyer's returns will exceed the thresholds necessary to earn this contingent consideration. Accordingly, the Company recognized a $108 million non-cash loss in Other income (expense) for the change in fair value of the derivative during the second quarter of 2025. For the eleven-month period from February 1, 2024, through December 31, 2024, the Company recognized a gain of $37 million for the change in fair value of the derivative.

(16)   Operating Leases

The classification of the Company's operating lease ROU assets and liabilities in the consolidated balance sheets as of December 31, 2025 and 2024, is as follows (in millions):

		December 31,	
	Classification	**2025**	**2024**
Operating lease ROU assets	Other noncurrent assets	$ 231	$ 230
Operating lease liabilities	Accounts payable, accrued and other liabilities	$ 71	$ 74
	Other noncurrent liabilities	178	177
Total operating lease liabilities		$ 249	$ 251

Operating lease cost was $77 million, $73 million and $90 million, and variable lease cost was $26 million, $27 million and $27 million for the years ended December 31, 2025, 2024 and 2023, respectively. There were no significant ROU asset impairment losses recognized during the years ended December 31, 2025, 2024 and 2023. Cash paid for amounts included in the measurement of operating lease liabilities included in operating cash flows was $84 million, $101 million and $106 million for the years ended December 31, 2025, 2024 and 2023, respectively. Operating lease ROU assets obtained in exchange for operating lease liabilities was $71 million and $89 million for the years ended December 31, 2025 and 2024, respectively. The weighted average remaining operating lease term was 5.7 years and 5.9 years and the weighted average operating lease discount rate was 4.2% and 3.9% as of December 31, 2025 and 2024, respectively.

Maturities of operating lease liabilities, as of December 31, 2025, are as follows (in millions):

2026	$	80
2027		54
2028		41
2029		29
2030		23
Thereafter		63
Total lease payments		290
Less: Imputed interest		(41)
Total operating lease liabilities	$	249

(17)   Income Taxes

Income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2025, 2024 and 2023, consists of the following (in millions):

		2025		2024		2023
Current provision (benefit):						
Federal	$	138	$	357	$	235
State		41		103		96
Foreign		141		109		96
Total current provision	$	320	$	569	$	427
Deferred provision (benefit):						
Federal	$	(23)	$	(183)	$	(193)
State		8		(41)		(73)
Foreign		(40)		17		(4)
Total deferred provision		(55)		(207)		(270)
Total provision for income taxes	$	265	$	362	$	157

The provision for income taxes is based on pre-tax income from continuing operations, which is as follows for the years ended December 31, 2025, 2024 and 2023 (in millions):

		2025		2024		2023
United States	$	864	$	920	$	330
Foreign		312		377		332
Total	$	1,176	$	1,297	$	662

Total income tax expense (benefit) attributable to continuing and discontinued operations for the years ended December 31, 2025, 2024 and 2023, is allocated as follows (in millions):

		2025		2024		2023
Tax expense (benefit) per statements of earnings (loss)	$	265	$	362	$	157
Tax expense (benefit) on income from discontinued operations		—		(1,062)		(301)
Change in fair value of net investment hedges		(168)		91		(176)
Foreign currency translation adjustments		—		—		40
Share of equity method investment		49		(11)		—
Other components of other comprehensive earnings (loss)		(28)		8		20
Total income tax expense (benefit) allocated to other comprehensive earnings		(147)		88		(116)
Total income tax expense (benefit)	$	118	$	(612)	$	(260)

A reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2025, 2024 and 2023, after the adoption of ASU 2023-09, is as follows:

	2025		2024		2023	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
U.S. Federal statutory tax rate	$ 247	21.0 %	$ 272	21.0 %	$ 139	21.0 %
State and local income taxes, net of federal income tax effect (a)	39	3.3	48	3.7	28	4.2
Foreign tax effects						
India						
Withholding tax	12	1.0	24	1.8	16	2.4
Other	4	0.3	4	0.3	1	0.2
Hong Kong						
Nontaxable interest	—	—	(10)	(0.8)	(10)	(1.5)
Other	—	—	(3)	(0.2)	(3)	(0.4)
Bermuda						
Statutory rate difference between Bermuda and U.S.	(13)	(1.1)	—	—	—	—
Other foreign jurisdictions	26	2.2	38	2.9	22	3.3
Effect of cross-border tax laws						
Global intangible low-taxed income	18	1.5	14	1.1	7	1.1
Foreign-derived intangible income	(28)	(2.4)	(30)	(2.3)	(30)	(4.5)
Other	14	1.2	4	0.3	—	—
Tax credits						
Research and development credits	(15)	(1.2)	(15)	(1.2)	(12)	(1.8)
Foreign tax credits	(39)	(3.3)	—	—	—	—
Other	—	—	—	—	(7)	(1.1)
Changes in valuation allowances	6	0.5	—	—	—	—
Nontaxable or nondeductible items						
Tax loss (benefit) from stock-based compensation	17	1.4	15	1.2	16	2.4
Other	1	0.1	1	0.1	1	0.2
Changes in unrecognized tax benefits	10	0.9	(3)	(0.2)	(1)	(0.2)
Other adjustments						
Return to provision	(17)	(1.4)	—	—	(14)	(2.1)
Changes in capital losses	(15)	(1.3)	—	—	—	—
Other	(2)	(0.2)	3	0.2	4	0.6
Effective income tax rate	$ 265	22.5 %	$ 362	27.9 %	$ 157	23.8 %

(a) The jurisdictions that make up the majority (greater than 50%) of the tax effect in this category include New York City, New Jersey, California, and Florida for 2025; Florida, New York, California, Illinois, and New York City for 2024; and Florida, California, New York, Illinois, and New York City for 2023.

The significant components of deferred income tax assets and liabilities as of December 31, 2025 and 2024, consist of the following (in millions):

	2025	2024
Deferred income tax assets:		
Net operating loss carryforwards	$ 490	$ 364
Capital loss carryforwards	136	220
Employee benefit accruals	97	115
Equity method investment	363	—
Other deferred tax assets	292	170
Total gross deferred income tax assets	1,378	869
Less valuation allowance	(914)	(505)
Total deferred income tax assets	464	364
Deferred income tax liabilities:		
Equity method investment	(498)	(15)
Amortization of goodwill and intangible assets	(695)	(707)
Deferred contract costs	(298)	(259)
Other deferred tax liabilities	(161)	(232)
Total deferred income tax liabilities	(1,652)	(1,213)
Net deferred income tax liability	$ (1,188)	$ (849)

Deferred income taxes are classified in the consolidated balance sheets as of December 31, 2025 and 2024, as follows (in millions):

	2025	2024
Noncurrent deferred income tax assets (included in Other noncurrent assets)	$ 27	$ 14
Noncurrent deferred income tax liabilities	(1,215)	(863)
Net deferred income tax liability	$ (1,188)	$ (849)

We believe that based on our historical pattern of taxable income, projections of future income, tax planning strategies as necessary and other relevant evidence, the Company will produce sufficient income in the future to realize its deferred income tax assets (net of valuation allowance). A valuation allowance is established for any portion of a deferred income tax asset for which we believe it is more likely than not that the Company will not be able to realize the benefits of all or a portion of that deferred income tax asset. We also receive periodic assessments from taxing authorities challenging our positions; these assessments must be taken into consideration in determining our tax accruals. Resolving these assessments, which may or may not result in additional taxes due, may require an extended period of time. Adjustments to the valuation allowance will be made if there is a change in our assessment of the amount of deferred income tax asset that is realizable.

As of December 31, 2025 and 2024, the Company had net income taxes receivable of $325 million and a net income taxes payable of $236 million, respectively. As of December 31, 2025, $325 million of income tax receivable was included in Other receivables in the consolidated balance sheet. As of December 31, 2024, $279 million of income tax payable was included in Accounts payable, accrued and other liabilities and $43 million of income tax receivable was included in Other receivables in the consolidated balance sheet.

As of December 31, 2025 and 2024, the Company had federal, state and foreign NOL carryforwards that resulted in deferred tax assets of $490 million and $364 million, respectively. Of these amounts, $143 million and $70 million, respectively, relate to federal and state NOL carryforwards. Most federal and state NOL carryforwards expire between 2026 and 2043, while a small number do not expire. The Company recorded valuation allowances of $55 million and $47 million as of December 31, 2025 and 2024, respectively, related to deferred tax assets arising from federal and state NOL carryforwards. Foreign NOL carryforwards resulted in deferred tax assets of $347 million and $294 million as of December 31, 2025 and 2024, respectively, and the Company maintained a valuation allowance against substantially all deferred tax assets arising from foreign NOL carryforwards as of both reporting dates.

As of December 31, 2024, as a result of the 2024 Worldpay Sale, the Company recorded a deferred tax asset of $220 million related to the U.S. capital loss recognized in the transaction, offset by a valuation allowance of $130 million. As of December 31, 2025, the Company maintained a deferred tax asset of $136 million related to the U.S. capital loss, fully offset by a valuation allowance of $136 million. The $84 million decrease in this deferred tax asset is primarily attributable to the carryback of the loss against available capital gains.

As of December 31, 2024, as a result of the 2024 Worldpay Sale, the Company recognized a $15 million deferred tax liability for the difference between the tax basis of the Worldpay equity method investment and the corresponding financial statement carrying value. During 2025, as a result of the 2026 Worldpay Minority Interest Sale, the Company remeasured the existing deferred tax liability to account for the change in our intent to hold the investment for the long term, as well as our best estimate of the ordinary versus capital characterization of the expected proceeds. In accordance with the provisions of ASC 740, the net deferred tax liability recognized in connection with our Worldpay equity method investment reflects the difference between the tax basis of the investment and the corresponding financial statement carrying value. As of December 31, 2025, the Company maintained a $498 million deferred tax liability and a $363 million deferred tax asset, fully offset by a valuation allowance, related to the equity method investment in Worldpay. As discussed in Note 1, the 2026 Worldpay Minority Interest Sale was completed on January 9, 2026, and the tax due will be based on the excess of sales proceeds over the tax basis and a number of other factors, including the valuation of assets held in Worldpay, how the form of the transaction was effectuated and the final purchase price allocation. The continued assessment of these factors and their potential impact on the ordinary versus capital characterization of the expected proceeds could result in a material change to the realizability of the deferred tax assets for U.S. capital loss carryforwards and the final tax computed on the sale.

The Company participates in the IRS' Compliance Assurance Process ("CAP"), which is a real-time continuous audit. The IRS has completed its review for years through 2021. Currently, we believe the ultimate resolution of the IRS examinations will not result in a material adverse effect to the Company's financial position or results of operations. Tax years that remain subject to examination by major foreign and state tax jurisdictions are 2017 and forward.

As of December 31, 2025 and 2024, the Company had gross unrecognized tax benefits of $60 million and $49 million of which $51 million and $41 million, respectively, would favorably impact our income tax rate in the event that the unrecognized tax benefits are recognized.

The following table reconciles the gross amounts of unrecognized tax benefits at the beginning and end of the period (in millions):

	Gross Amount
Unrecognized tax benefits as of December 31, 2023	$ 41
Decreases due to lapse of the applicable statute of limitations	(6)
Increases due to settlements	4
Increases as a result of tax positions taken in the prior period	4
Increases as a result of tax positions taken in the current period	6
Unrecognized tax benefit as of December 31, 2024	49
Decreases due to lapse of the applicable statute of limitations	(1)
Decreases due to settlements	(2)
Decreases as a result of tax positions taken in prior period	(13)
Increases as a result of tax positions taken in the current period	27
Unrecognized tax benefit as of December 31, 2025	$ 60

The total amount of interest expense recognized in the consolidated statements of earnings (loss) for unpaid taxes is $2 million, $3 million and $2 million for the years ended December 31, 2025, 2024 and 2023, respectively. The total amount of interest and penalties included in the consolidated balance sheets is $12 million and $10 million as of December 31, 2025 and 2024, respectively. Interest and penalties are recorded as a component of income tax expense in the consolidated statements of earnings (loss).

The following table summarizes the cash payments for income taxes for the period ended December 31, 2025, 2024, and 2023 as follows (in millions):

	2025	2024	2023
Federal	$ 395	$ 288	$ 159
State	60	90	85
Foreign			
United Kingdom	44	35	52
Other foreign jurisdictions	129	75	106
Total	$ 628	$ 488	$ 402

(18) Commitments and Contingencies

Securities and Shareholder Matters

On March 6, 2023, a putative class action was filed in the United States District Court for the Middle District of Florida by a shareholder of the Company. The action was consolidated with another action and the consolidated case is now captioned *In re Fidelity National Information Services, Inc. Securities Litigation*. Lead plaintiffs were appointed, and a consolidated amended complaint was filed on August 2, 2023. The consolidated amended complaint named the Company and certain of its current and former officers as defendants and sought damages for alleged violations of federal securities laws in connection with our disclosures relating to our former Merchant Solutions segment, including with respect to its valuation, integration, and synergies. On September 30, 2024, the court denied the defendants' motion to dismiss. In the fourth quarter of 2025, the parties filed a joint stipulation voluntarily dismissing the claims against Stephanie Ferris. Also in the fourth quarter of 2025, the parties reached an agreement to settle the matter. The settlement amount is expected to be substantially paid by insurance and is not expected to materially impact our results of operations or financial condition. On December 19, 2025, the plaintiffs filed a motion for preliminary approval of the settlement. The court entered a preliminary approval order on February 18, 2026, and has scheduled a hearing for July 9, 2026, to determine whether a final approval order should be entered.

On April 27, 2023, a shareholder derivative action captioned *Portia McCollum, derivatively on behalf of Fidelity National Information Services, Inc. v. Gary Norcross et al.,* was filed in the same court by a stockholder of the Company. Subsequently, that stockholder dismissed the suit without prejudice and sent a demand pursuant to Georgia Code § 14-2-742 (the "McCollum Demand"). Another stockholder, City of Hialeah Employees' Retirement System, sent a similar demand (the "Hialeah Demand"), and three other stockholders, City of Southfield Fire and Police Retirement System, Young Family Living Trust, and Michele Luthin, also subsequently sent similar demands (the "Southfield Demand," the "Young Demand," and the "Luthin Demand," respectively). The Southfield Demand was subsequently withdrawn. The demands claim that FIS officers and directors violated federal securities laws and breached fiduciary duties, including with respect to the valuation, integration, and synergies of our former Merchant Solutions segment, and they demand that the Board investigate and commence legal proceedings against officers and directors in connection with the purported wrongdoing. On August 25, 2023, the Board established a Demand Review Committee to consider the McCollum and Hialeah Demands and any related demands that are received (such as the Young Demand and the Luthin Demand) and make recommendations to the Board with respect to the demands. The Demand Review Committee has hired independent counsel.

On October 18, 2023, a shareholder derivative action captioned *City of Hialeah Employees' Retirement System v. Stephanie L. Ferris et al.* (the "Hialeah Action") was filed in the same court by the stockholder that previously had sent the Hialeah Demand. The complaint in the Hialeah Action, which names certain of the Company's current and former officers and directors as defendants (the "Individual Defendants"), seeks to assert claims on behalf of the Company for violations of federal securities laws, breach of fiduciary duty, unjust enrichment, and contribution and indemnification, including with respect to the valuation, integration, and synergies of our former Merchant Solutions segment. On March 29, 2024, the Company and the Individual Defendants filed a motion to stay or dismiss the action without prejudice pending the completion of the Board's consideration of the demands (the "Motion to Stay"), and the Individual Defendants concurrently filed a separate motion to dismiss (the "Individual Defendants' Motion to Dismiss"). On March 21, 2025, the court granted in part and denied in part the Motion to Stay, and denied the Individual Defendants' Motion to Dismiss. The Individual Defendants filed answers to the complaint on April 29, 2025, and the case was partially stayed pending completion of the Demand Review Committee's investigation.

On October 22, 2024, another shareholder derivative action was filed in the same court by the stockholder who previously sent the McCollum Demand, captioned *Portia McCollum, derivatively on behalf of Fidelity National Information Services, Inc.*

v. Gary Norcross et al. (the "McCollum Action"). The complaint in the McCollum Action, which names certain of the Company's current and former officers and directors as defendants, seeks to assert claims on behalf of the Company for violations of federal securities laws, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, waste, and unjust enrichment, including with respect to the valuation, integration, and synergies of our former Merchant Solutions segment. On November 7, 2024, the court entered an order staying the McCollum Action.

The Demand Review Committee provided a report on August 28, 2025, recommending that the independent members of the Board reject the demands and direct the Company to seek dismissal of the Hialeah Action and the McCollum Action, and the independent members of the Board have unanimously voted to adopt the Committee's recommendations. On November 24, 2025, the Company moved to dismiss the Hialeah Action and the McCollum Action based on the Board's determination.

Indemnifications and Warranties

The Company generally indemnifies its clients, subject to certain limitations and exceptions, against damages and costs resulting from claims of patent, copyright, or trademark infringement associated solely with its customers' use of the Company's solutions. Historically, the Company has not made any material payments under such indemnifications but continues to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, in which case it would recognize any such losses when they are estimable. In addition, the Company warrants to customers that its software operates substantially in accordance with the software specifications. Historically, no material costs have been incurred related to software warranties, and no accruals for warranty costs have been made.

Purchase Commitments

The Company has agreements with various vendors, generally with one- to five-year terms, principally for software, maintenance, and consulting and outsourced services, including cloud hosting and data centers. The Company's estimated aggregate contractual obligation remaining under these agreements is approximately $1.2 billion as of December 31, 2025. However, this amount could be more or less depending on various factors such as the inflation rate, foreign exchange rates, the introduction of significant new technologies, or changes in the Company's processing needs. The foregoing amounts do not include obligations of the Company under operating leases.

(19)   Employee Benefit Plans

Stock Purchase Plan

FIS employees participate in an Employee Stock Purchase Plan ("ESPP"). Eligible employees may voluntarily purchase, at current market prices, shares of FIS' common stock through payroll deductions. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased are allocated to employees based upon their contributions. The Company contributes a matching amount as specified in the ESPP of 20% of the employee's contribution. The Company recorded expense in continuing operations of $10 million, $10 million, and $11 million, respectively, for the years ended December 31, 2025, 2024 and 2023, relating to the participation of FIS employees in the ESPP. The Company recorded expense in discontinued operations of $0 million, less than $1 million and $1 million, respectively, for the years ended December 31, 2025, 2024 and 2023, relating to the participation of Worldpay-related employees in the ESPP.

401(k) Profit Sharing Plan and Non-U.S. Defined Contribution Plans

The Company's U.S. employees are covered by a qualified 401(k) plan. Eligible employees may contribute up to 40% of their eligible compensation, up to the annual amount allowed pursuant to the Internal Revenue Code. The Company generally matches 50% of each dollar of employee contribution up to 6% of the employee's total eligible compensation. The Company's non-U.S. employees are also covered by various defined contribution plans. The Company recorded expense in continuing operations of $125 million, $107 million and $106 million, respectively, for the years ended December 31, 2025, 2024 and 2023, relating to the participation of FIS employees in the 401(k) plan and the Company's contributions to non-U.S. defined contribution plans. The Company recorded expense in discontinued operations of $0 million, $3 million and $29 million, respectively, for the years ended December 31, 2025, 2024 and 2023, relating to the participation of Worldpay-related employees in the 401(k) plan and the Company's contributions to non-U.S. defined contribution plans.

Stock Compensation Plans

The Company grants to certain employees equity awards pursuant to shares authorized under the FIS 2022 Omnibus Incentive Plan established in 2022 ("FIS Plan"). The number of shares available for future grants under the FIS Plan is 24 million as of December 31, 2025.

Restricted Stock Units and Performance Stock Units

The Company issues restricted stock units, which typically vest annually over three years. The grant date fair value of the restricted stock units is based on the fair market value of our common stock on the grant date. The number of restricted stock units granted during the years ended December 31, 2025, 2024 and 2023, was 2 million, 3 million and 3 million, respectively. The weighted average grant date fair value of these awards granted during the years ended December 31, 2025, 2024 and 2023, was $70.03, $70.65 and $61.34, respectively. The total fair value of restricted stock units that vested was $145 million, $93 million and $40 million in 2025, 2024 and 2023, respectively.

The Company grants performance-based stock units that typically cliff vest on the third anniversary date of the grant. The ultimate number of units to be earned depends on the achievement of performance conditions. Some performance-based stock units also include market conditions. The performance conditions are typically based on a measure of the Company's Adjusted revenue growth and Adjusted Earnings Per Share. In 2024, following the completion of the 2024 Worldpay Sale, the Company modified the performance criteria for the 2024 performance year under the outstanding 2022 performance stock units to match the performance criteria for the 2024 performance year included in the performance stock units granted in 2024, since the prior criteria were established when FIS owned Worldpay and were no longer appropriate following the sale. The modification did not result in significant incremental compensation costs. The market conditions are based on the Company's total shareholder return ranked against that of other companies that are included in the Standard & Poor's 500 Index. The fair value of each performance-based stock unit with only performance conditions is based on the fair value of our common stock on the grant date. The fair value of each performance-based stock unit with a market condition is estimated on the date of grant using a Monte Carlo simulation model with the following weighted-average assumptions:

	2025	2024	2023
Risk free interest rate	4.0 %	4.3 %	4.6 %
Volatility	36.3 %	38.6 %	37.2 %

The number of performance-based stock units granted during the years ended December 31, 2025, 2024 and 2023, was 1 million, less than 1 million and 1 million, respectively. The weighted average grant date fair value of these awards granted during the years ended December 31, 2025, 2024 and 2023, was $74.91, $69.75 and $65.43, respectively. The total fair value of the performance-based stock units that vested was $97 million, $17 million and $10 million in 2025, 2024 and 2023, respectively.

The following table summarizes the restricted stock units and performance stock units activity for the year ended December 31, 2025, which includes both continuing and discontinued operations (in millions except for per share amounts):

	Restricted Stock Units		Performance Stock Units	
	(In millions)		(In millions)	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Balance December 31, 2024	4	$ 69.52	2	$ 82.44
Granted	2	$ 70.03	1	$ 74.91
Vested	(2)	$ 70.44	(1)	$ 92.95
Forfeited	(1)	$ 68.95	—	$ 71.30
Balance December 31, 2025	3	$ 69.46	2	$ 69.60

Stock Compensation Cost

The Company recorded total stock compensation expense in continuing operations of $181 million, $186 million and $120 million for the years ended December 31, 2025, 2024 and 2023, respectively, included in Selling, general, and administrative expenses in the consolidated statements of earnings (loss). The Company recorded total stock compensation expense in discontinued operations of $0 million, $3 million and $34 million for the years ended December 31, 2025, 2024 and 2023, respectively. Stock compensation expense related to grants with performance conditions is recorded based on management's expected level of achievement of the financial performance measures during the performance period and is adjusted as appropriate throughout the performance period based on the shares expected to be earned.

As of December 31, 2025 and 2024, the total unrecognized compensation cost related to non-vested stock awards was $197 million and $222 million, respectively, which is expected to be recognized in pre-tax income over a weighted average period of 1.5 years and 1.5 years, respectively.

(20)   Components of Other Comprehensive Earnings (Loss)

The following table shows Accumulated other comprehensive earnings (loss) attributable to FIS by component, net of tax, for the years ended December 31, 2025, 2024 and 2023 (in millions):

	Change in Fair Value of Net Investment Hedges	Foreign Currency Translation Adjustments	Share of Equity Method Investment Other Comprehensive Earnings (Loss)	Reclassification of Foreign Currency Translation Adjustments to Net Earnings (Loss) from Discontinued Operations	Other	Total
Balances, December 31, 2022	$ 729	$ (1,053)	$ —	$ —	$ (36)	$ (360)
Other comprehensive earnings (loss) before reclassifications	(501)	548	—	—	53	100
Balances, December 31, 2023	228	(505)	—	—	17	(260)
Other comprehensive earnings (loss) before reclassifications	262	(216)	(31)	—	15	30
Amounts reclassified from accumulated other comprehensive earnings (loss)	—	—	—	(134)	—	(134)
Balances, December 31, 2024	490	(721)	(31)	(134)	32	(364)
Other comprehensive earnings (loss) before reclassifications	(468)	283	140	—	(95)	(140)
Balances, December 31, 2025	$ 22	$ (438)	$ 109	$ (134)	$ (63)	$ (504)

See Note 17 for the tax provision associated with each component of other comprehensive earnings (loss).

(21)   Concentration of Risk

The Company generates a significant amount of revenue from large clients; however, no individual client accounted for 10% or more of total revenue in the years ended December 31, 2025, 2024 and 2023.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables, as well as derivatives in a net asset position. The Company places its cash equivalents with high credit-quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse clients make up the Company's client base, thus spreading the trade receivables credit risk. The Company seeks to minimize credit risk for derivatives by selecting counterparties with investment grade credit ratings. The Company also manages credit risk exposure through monitoring procedures.

(22)   Segment Information

The Company reports its financial performance based on the following segments: Banking Solutions, Capital Market Solutions and Corporate and Other. Below is a summary of each segment.

Banking Solutions ("Banking")

The Banking segment is focused on serving financial institutions with core processing software, transaction processing software and complementary applications and services, many of which interact directly with core processing software. We sell these solutions on either a bundled or stand-alone basis. Clients in this segment include global financial institutions, U.S. regional and community banks, credit unions and commercial lenders, as well as government institutions and other commercial organizations. We provide our clients integrated solutions characterized by multi-year processing contracts that generate recurring revenue. The predictable nature of cash flows generated from the Banking segment provides opportunities for further investments in innovation, integration, information and security, and compliance in a cost-effective manner.

Capital Market Solutions ("Capital Markets")

The Capital Markets segment is focused on serving global financial services clients and multi-national corporations with a broad array of buy- and sell-side, treasury, risk management and lending solutions. Clients in this segment include asset managers, private equity firms, sell-side securities brokerage and trading firms, insurers, asset and auto financiers and other commercial organizations. Our solutions include a variety of mission-critical buy- and sell-side applications for recordkeeping, data and analytics, trading and financing as well as corporate treasury and risk management applications. Capital Markets clients purchase our solutions in various ways including licensing and managing technology "in-house," using consulting and third-party service providers, as well as procuring fully outsourced end-to-end solutions. Our long-established relationships with many of these financial and commercial institutions generate significant recurring revenue. We have made, and continue to make, investments in modern platforms, advanced technologies, open APIs, machine learning and AI, and regulatory technology to support our Capital Markets clients.

Corporate and Other

The Corporate and Other segment consists of corporate overhead expense, certain leveraged functions and miscellaneous expenses that are not included in the operating segments, as well as certain non-strategic businesses. The overhead and leveraged costs relate to corporate marketing, finance, accounting, human resources, legal, compliance and internal audit functions as well as other costs, such as acquisition, integration and transformation-related expenses and amortization of acquisition-related intangibles, that are not considered when management evaluates revenue-generating segment performance. Our other operating income recorded in connection with the TSA is also recorded in Corporate and Other.

In the Corporate and Other segment, the Company recorded acquisition, integration and other costs for the years ended December 31, 2025, 2024 and 2023, comprised of the following (in millions):

	2025	2024	2023
Acquisition and integration	$ 136	$ 88	$ 48
Enterprise transformation, including Future Forward and platform modernization	157	262	312
Severance and other termination expenses	247	56	70
Separation of the Worldpay Merchant Solutions business	54	148	17
Incremental stock compensation directly attributable to specific programs	33	58	15
Other, including divestiture-related expenses and enterprise cost control and other initiatives	62	12	20
Total acquisition, integration and other costs	$ 689	$ 624	$ 482

Amounts in table may not sum due to rounding.

Through the year ended December 31, 2023, Other costs in Corporate and Other also include incremental amortization expense associated with shortened estimated useful lives and accelerated amortization methods for certain software and deferred contract cost assets resulting from the Company's platform modernization, as described in Notes 10 and 11, impairment charges described in Notes 10 and 11 and costs that were previously incurred in support of the Worldpay Merchant Solutions business but are not directly attributable to it and thus were not recorded in discontinued operations.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Adjusted EBITDA

Adjusted EBITDA is a measure of segment profit or loss that is reported to the chief operating decision maker, the Company's Chief Executive Officer and President, who utilizes the measure for purposes of making decisions about allocating resources to the segments and assessing their performance. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with FASB ASC Topic 280, *Segment Reporting*. Adjusted EBITDA is defined as net earnings (loss) before net interest expense, net other income (expense), income tax provision (benefit), equity method investment earnings (loss), and depreciation and amortization, and excludes certain costs that do not constitute normal, recurring, cash operating expenses necessary to operate our business. These excluded costs generally consist of the purchase price amortization of acquired intangible assets as well as acquisition, integration and certain other costs and asset impairments. These excluded costs are recorded in the Corporate and Other segment. After adjusting for the foregoing items, our significant segment expenses consist of the following categories:

- Direct cost of revenue, which consists primarily of the cost of shipping, equipment, third-party data processing, loyalty program redemptions, printing, and card stock;

- Net personnel costs, which consist primarily of employee compensation and benefits expense and third-party labor and outsourcing costs, net of capitalized amounts;

- Infrastructure costs, which consist primarily of software, hardware, facilities and network costs;

- Allocated costs, which consist primarily of shared infrastructure and related operational personnel costs, as well as leveraged sales personnel costs, that are allocated to Banking and Capital Markets from Corporate and Other according to estimated usage; and

- Other costs, which consists primarily of the cost of third-party consulting and advisory services, employee travel and training, marketing, insurance, and bad debt, offset by TSA services income.

Summarized financial information for the Company's segments is shown in the following tables. The Company does not evaluate performance or allocate resources based on segment asset data; therefore, such information is not presented.

For the year ended December 31, 2025 (in millions):

	Banking Solutions	Capital Market Solutions	Corporate and Other	Total
Revenue	$ 7,285	$ 3,196	$ 196	$ 10,677
Direct cost of revenue	(1,196)	(180)	(37)	(1,413)
Net personnel costs	(1,780)	(817)	(1,113)	(3,710)
Infrastructure costs	(271)	(112)	(602)	(985)
Allocated costs	(719)	(400)	1,119	—
Other costs	(154)	(30)	(54)	(238)
Adjusted EBITDA	$ 3,165	$ 1,657	$ (491)	$ 4,331
Adjusted EBITDA				$ 4,331
Depreciation and amortization				(1,215)
Purchase accounting amortization				(668)
Acquisition, integration and other costs				(689)
Asset impairments				(18)
Interest expense, net				(367)
Other income (expense), net				(198)
(Provision) benefit for income taxes				(265)
Equity method investment earnings (loss), net of tax				(526)
Net earnings attributable to noncontrolling interest				(3)
Net earnings (loss) attributable to FIS				$ 382
Capital expenditures (1)	$ 750	$ 398	$ 26	$ 1,174
Depreciation and amortization (including purchase accounting amortization)	$ 740	$ 426	$ 717	$ 1,883

(1) Capital expenditures include $185 million of certain hardware and software purchases subject to financing or other long-term payment arrangements.

For the year ended December 31, 2024 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Revenue	$	6,892	$	2,979	$	256	$	10,127
Direct cost of revenue		(1,038)		(168)		(61)		(1,267)
Net personnel costs		(1,867)		(914)		(889)		(3,670)
Infrastructure costs		(255)		(88)		(571)		(914)
Allocated costs		(554)		(237)		791		—
Other costs		(146)		(53)		59		(140)
Adjusted EBITDA	$	3,032	$	1,519	$	(415)	$	4,136
Adjusted EBITDA							$	4,136
Depreciation and amortization								(1,062)
Purchase accounting amortization								(675)
Acquisition, integration and other costs								(624)
Asset impairments								(52)
Indirect Worldpay business support costs								(14)
Interest expense, net								(250)
Other income (expense), net								(162)
(Provision) benefit for income taxes								(362)
								(145)
Net earnings (loss) from discontinued operations, net of tax								663
Net earnings attributable to noncontrolling interest								(3)
Net earnings attributable to FIS							$	1,450
Capital expenditures (1)	$	625	$	350	$	29	$	1,004
Depreciation and amortization (including purchase accounting amortization)	$	638	$	387	$	712	$	1,737

(1) Capital expenditures include $187 million of certain hardware and software purchases subject to financing or other long-term payment arrangements.

For the year ended December 31, 2023 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Revenue	$	6,743	$	2,766	$	322	$	9,831
Direct cost of revenue		(1,036)		(180)		(48)		(1,264)
Net personnel costs		(1,833)		(844)		(912)		(3,589)
Infrastructure costs		(283)		(86)		(464)		(833)
Allocated costs		(564)		(226)		790		—
Other costs		(119)		(40)		(34)		(193)
Adjusted EBITDA	$	2,908	$	1,390	$	(346)		3,952
Adjusted EBITDA							$	3,952
Depreciation and amortization								(1,047)
Purchase accounting amortization								(696)
Acquisition, integration and other costs								(482)
Asset impairments								(113)
Indirect Worldpay business support costs								(167)
Interest expense, net								(621)
Other income (expense), net								(164)
(Provision) benefit for income taxes								(157)
Net earnings (loss) from discontinued operations								(7,153)
Net earnings attributable to noncontrolling interest								(7)
Net earnings attributable to FIS							$	(6,655)
Capital expenditures (1)	$	433	$	269	$	131	$	833
Depreciation and amortization (including purchase accounting amortization)	$	598	$	354	$	791	$	1,743

(1) Capital expenditures include $53 million of certain hardware and software purchases subject to financing or other long-term payment arrangements.

Long-term assets, excluding goodwill and other intangible assets, located outside of the United States totaled $857 million and $760 million as of December 31, 2025 and 2024, respectively. These assets are predominantly located in the United Kingdom, Ireland, Germany, Australia, India and Sweden.

(23)   Quarterly Financial Data (unaudited)

2025	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Revenue	$	2,532	$	2,616	$	2,717	$	2,812
Gross profit		879		952		1,028		1,076
Operating income		347		408		457		529
Equity method investment earnings (loss), net of tax		(71)		(598)		(23)		166
Net earnings (loss) from continuing operations		78		(469)		265		512
Earnings (loss) from discontinued operations, net of tax		—		—		—		—
Net earnings (loss)		78		(469)		265		512
Net (earnings) loss attributable to noncontrolling interest from continuing operations		(1)		(1)		(1)		(1)
Net earnings (loss) attributable to FIS		77		(470)		264		511
Net earnings (loss) attributable to FIS:								
Continuing operations	$	77	$	(470)	$	264	$	511
Discontinued operations		—		—		—		—
Total	$	77	$	(470)	$	264	$	511
Net earnings (loss) per common share attributable to FIS from continuing operations:								
Basic	$	0.15	$	(0.90)	$	0.51	$	0.99
Diluted	$	0.15	$	(0.90)	$	0.50	$	0.98
Weighted average common shares outstanding:								
Basic		528		525		521		517
Diluted		531		525		523		519

Amounts in tables in the financial statements and accompanying footnotes may not sum or calculate due to rounding.

2024	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Revenue	$	2,468	$	2,490	$	2,570	$	2,599
Gross profit		909		944		977		977
Operating income		354		371		490		494
Equity method investment earnings (loss), net of tax		(86)		10		(33)		(36)
Net earnings (loss) from continuing operations		—		238		247		305
Earnings (loss) from discontinued operations, net of tax		707		1		(22)		(23)
Net earnings (loss)		707		239		225		282
Net (earnings) loss attributable to noncontrolling interest from continuing operations		(1)		(1)		(1)		(1)
Net earnings (loss) attributable to FIS		706		238		224		281
Net earnings (loss) attributable to FIS:								
Continuing operations	$	(1)	$	237	$	246	$	304
Discontinued operations		707		1		(22)		(23)
Total	$	706	$	238	$	224	$	281
Net earnings (loss) per common share attributable to FIS from continuing operations:								
Basic	$	—	$	0.43	$	0.45	$	0.57
Diluted	$	—	$	0.43	$	0.45	$	0.56
Weighted average common shares outstanding:								
Basic		576		554		545		536
Diluted		578		557		548		540

Amounts in tables in the financial statements and accompanying footnotes may not sum or calculate due to rounding.

(24)   Issuer Solutions Acquisition and 2026 Worldpay Minority Interest Sale

On January 9, 2026, FIS completed its previously announced (i) acquisition of the Issuer Solutions Business from Global Payments and (ii) sale of its remaining equity interests in Worldpay to Global Payments, pursuant to the Transaction Agreement entered into on April 17, 2025. See Notes 1, 4, 5 and 14 for additional information.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

As of the end of the year covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. KPMG LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as set forth in Item 8.

Item 9B.   *Other Information*

During the quarter ended December 31, 2025, Mr. Jeffrey Goldstein, Independent Chair of the Company's Board of Directors, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c). Under the plan, which was adopted on December 3, 2025, Mr. Goldstein instructed his broker to purchase shares of FIS common stock each quarter in an amount approximately equal to his cash director fees, which are paid quarterly in equal installments. The aggregate purchase price for shares to be purchased under the plan is $225,000. The trading plan will expire on the earlier of January 22, 2027 or the date on which all purchases under the plan have been completed. Mr. Goldstein has informed the Company that he intends to continue to use the full amount of his cash director fees to purchase FIS common stock for so long as he remains a Director of the Company.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Items 10-14.

Within 120 days after the close of its fiscal year, the Company intends to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, which will include the matters required by these items and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(1) Financial Statement Schedules: All schedules have been omitted because they are not applicable, not material or the required information is included in the consolidated financial statements or notes thereto.

(2) Exhibits: The following is a complete list of exhibits included as part of this report, including those incorporated by reference. A list of those documents filed with this report is set forth on the Exhibit Index appearing elsewhere in this report and is incorporated by reference.

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed/ Furnished Herewith |
		Form	SEC File Number	Exhibit	Filing Date	
2.1	Purchase and Sale Agreement, dated as of July 5, 2023, by and among Fidelity National Information Services, Inc., New Boost Holdco, LLC, GTCR W Aggregator LP, GTCR W Merger Sub LLC and GTCR W-2 Merger Sub LLC.	8-K	001-16427	2.1	7/11/2023	
2.2	Amendment No. 1 to Purchase and Sale Agreement, dated as of January 30, 2024, by and among Fidelity National Information Services, Inc., New Boost Holdco, LLC, GTCR W Aggregator LP, GTCR W Merger Sub LLC, and GTCR W-2 Merger Sub LLC.	8-K	001-16427	2.2	2/1/2024	
2.3	Transaction Agreement, dated as of April 17, 2025, by and among Fidelity National Information Services, Inc., and Worldpay Holdco, LLC.	8-K	001-16427	2.1	4/21/2025	
3.1	Amended and Restated Articles of Incorporation of Fidelity National Information Services, Inc.	8-K	001-16427	3.1	2/6/2006	
3.2	Amendment To Articles of Incorporation of Fidelity National Information Services, Inc.	10-K	001-16427	3.2	2/26/2013	
3.3	Amendment To Articles of Incorporation of Fidelity National Information Services, Inc.	10-Q	001-16427	3.1	8/7/2014	
3.4	Articles of Amendment to the Articles of Incorporation of Fidelity National Information Services, Inc., Effective as of July 31, 2019.	8-K	001-16427	3.1	7/31/2019	
3.5	Sixth Amended and Restated Bylaws of Fidelity National Information Services, Inc.	10-Q	001-16427	3.1	11/4/2024	
4.1	Form of certificate representing Fidelity National Information Services, Inc. Common Stock.	S-3ASR	333-131593	4.3	2/6/2006	
4.2	Indenture, dated as of April 15, 2013, among FIS, the Guarantors and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.1	4/15/2013	
4.3	Eleventh Supplemental Indenture, dated as of August 16, 2016 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.3	8/16/2016	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
4.4	Fifteenth Supplemental Indenture, dated as of May 16, 2018 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.1	5/16/2018	
4.5	Sixteenth Supplemental Indenture, dated as of May 16, 2018 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.2	5/16/2018	
4.6	Nineteenth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.3	5/21/2019	
4.7	Twentieth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.4	5/21/2019	
4.8	Twenty-First Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.5	5/21/2019	
4.9	Twenty-Fourth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.8	5/21/2019	
4.10	Twenty-Fifth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.9	5/21/2019	
4.11	Twenty-Seventh Supplemental Indenture, dated as of December 3, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.2	12/3/2019	
4.12	Twenty-Eighth Supplemental Indenture, dated as of December 3, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.3	12/3/2019	
4.13	Twenty-Ninth Supplemental Indenture, dated as of December 3, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.4	12/3/2019	
4.14	Thirty-Second Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.3	3/2/2021	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
4.15	Thirty-Third Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.4	3/2/2021	
4.16	Thirty-Fourth Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.5	3/2/2021	
4.17	Thirty-Fifth Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.6	3/2/2021	
4.18	Thirty-Sixth Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.1	7/13/2022	
4.19	Thirty-Seventh Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.2	7/13/2022	
4.20	Thirty-Eighth Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.3	7/13/2022	
4.21	Thirty-Ninth Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.4	7/13/2022	
4.22	Description of the Company's Common Stock registered pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-16427	4.25	2/20/2020	
4.23	Description of the Company's 1.500% Senior Notes Due 2027, 2.000% Senior Notes Due 2030, 2.950% Senior Notes Due 2039 and 3.360% Senior Notes Due 2031 registered pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-16427	4.26	2/26/2024	
4.24	Description of the Company's 1.000% Senior Notes Due 2028 and 2.250% Senior Notes Due 2029, registered pursuant to Section 12 of the Securities Exchange Act of 1934.					*

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.1	Certegy Inc. Deferred Compensation Plan, effective as of June 15, 2001. (1)	10-K405	001-16427	10.25	3/25/2002	
10.2	Grantor Trust Agreement, dated as of July 8, 2001, between Certegy Inc. and Wachovia Bank, N.A. (1)	10-K405	001-16427	10.15	3/25/2002	
10.3	Grantor Trust Agreement, dated as of July 8, 2001 and amended and restated as of December 5, 2003, between Certegy Inc. and Wachovia Bank, N.A. (1)	10-K	001-16427	10.15(a)	2/17/2004	
10.4	Fidelity National Information Services, Inc. Annual Incentive Plan, effective as of October 23, 2006. (1)	S-4/A	333-135845	Annex D	9/19/2006	
10.5	Employment Agreement effective as of February 7, 2022, between Fidelity National Information Services, Inc., and Caroline Tsai. (1)	10-K	001-16427	10.26	2/27/2023	
10.6	Form of Non-Statutory Stock Option Award under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2016. (1)	10-K	001-16427	10.62	2/23/2017	
10.7	Form of Non-Statutory Stock Option Grant for Directors under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2017. (1)	10-K	001-16427	10.47	2/21/2019	
10.8	Form of Non-Statutory Stock Option Grant for Employees under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2017. (1)	10-K	001-16427	10.49	2/21/2019	
10.9	Form of Stock Option Grant for Employees under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2018. (1)	10-K	001-16427	10.51	2/21/2019	
10.10	Seventh Amendment and Restatement Agreement, dated as of September 21, 2018, by and among Fidelity National Information Services, Inc., each lender party thereto and JP Morgan Chase Bank N.A., as Administrative Agent.	8-K	001-16427	10.1	9/24/2018	
10.11	Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, as amended and restated effective May 30, 2018. (1)	DEF 14A	001-16427	Annex A	4/20/2018	
10.12	Amendment to Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan. (1)	10-Q	001-16427	10.2	10/29/2020	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed/ Furnished Herewith |
		Form	SEC File Number	Exhibit	Filing Date	
10.13	Form of Stock Option Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in March 2019. (1)	10-K	001-16427	10.43	2/20/2020	
10.14	Form of Stock Option Grant for United States Employees under Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2019. (1)	10-K	001-16427	10.51	2/20/2020	
10.15	Form of Stock Option Grant for United Kingdom Employees under Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2019. (1)	10-K	001-16427	10.52	2/20/2020	
10.16	Form of Stock Option Grant Notice and Option Agreement under the Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2013 through 2017. (1)	10-Q	001-35462	10.1	5/6/2013	
10.17	Form of Stock Option Grant Notice and Stock Option Award Agreement for U.S. Employees under the Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2018 and 2019. (1)	10-K	001-35462	10.16.14	2/28/2018	
10.18	Worldpay, Inc.2012 Equity Incentive Plan. (1)	10-K	001-35462	10.40	2/28/2018	
10.19	Form of Deferred Restricted Stock Unit Grant to Director under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in May 2020. (1)	10-K	001-16427	10.63	2/18/2021	
10.20	Form of Stock Option Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in March 2020. (1)	10-K	001-16427	10.65	2/18/2021	
10.21	Fidelity National Information Services, Inc. Qualified Retirement Equity Program effective January 1, 2021. (1)	10-Q	001-16427	10.1	5/6/2021	
10.22	Form of Stock Option Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made beginning in March 2021. (1)	10-Q	001-16427	10.2	5/6/2021	
10.23	Amended and Restated Employment Agreement dated as of October 17, 2022 between Fidelity National Information Services, Inc., and Stephanie Ferris.(1)	10-Q	001-16427	10.2	11/4/2022	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.24	Employment Agreement, by and between Fidelity National Information Services, Inc. and James Kehoe. (1)	8-K	001-16427	10.1	8/22/2023	
10.25	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective May 25, 2022. (1)	DEF 14A	001-16427	Annex B	4/15/2022	
10.26	Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan. (1)	DEF 14A	001-16427	Annex A	4/15/2022	
10.27	Form of Stock Option Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2023. (1)	10-Q	001-16427	10.1	5/2/2023	
10.28	Form of Performance Stock Unit Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2023. (1)	10-Q	001-16427	10.2	5/2/2023	
10.29	Form of Restricted Stock Unit Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2023. (1)	10-Q	001-16427	10.3	5/2/2023	
10.30	Limited Consulting Services Engagement Agreement between Lucido Advisory Services, LLC and Fidelity Information Services, LLC, effective March 1, 2024. (1)	8-K	001-16427	10.2	2/23/2024	
10.31	Fidelity National Information Services Inc. Amended and Restated Qualified Retirement Equity Program effective January 30, 2024.	10-Q	001-16427	10.1	5/7/2024	
10.32	Form of Performance Stock Unit Award Agreement for the Chief Executive Officer and Chief Financial Officer (including total shareholder return modifier) under the Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made in fiscal 2024. (1)	10-Q	001-16427	10.1	8/6/2024	
10.33	Form of Performance Stock Unit Award Agreement for executive officers (other than the Chief Executive Officer and Chief Financial Officer) under the Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made in fiscal 2024. (1)	10-Q	001-16427	10.2	8/6/2024	
10.34	Form of Restricted Stock Unit Award Agreement for executive officers under the Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made in fiscal 2024. (1)	10-Q	001-16427	10.3	8/6/2024	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.35	Form of Restricted Stock Unit Award Agreement for executive officers under the Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made in fiscal 2024 (including amendment to fiscal 2022 PSU Award Agreement). (1)	10-Q	001-16427	10.4	8/6/2024	
10.36	Form of Restricted Stock Unit Award Agreement for executive officers under the Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made in fiscal 2024 (including amendments to fiscal 2022 PSU Award Agreements). (1)	10-Q	001-16427	10.5	8/6/2024	
10.37	Ninth Amendment and Restatement Agreement, dated as of November 6, 2025, by and among FIS, JPMorgan Chase Bank, N.A. , as administrative agent, and the lenders party thereto, including the form of the Ninth Amended and Restated Credit Agreement attached as Annex A thereto.	8-K	001-16427	10.1	11/6/2025	
10.38	Revolving Credit Agreement, dated as of November 6, 2025, by and among FIS, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.	8-K	001-16427	10.2	11/6/2025	
10.39	Form of Restricted Stock Unit Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2025, (1)	10-Q	001-16427	10.2	5/6/2025	
10.40	Form of Performance Stock Unit Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2025, (1)	10-Q	001-16427	10.3	5/6/2025	
10.41	Term Loan Credit Agreement, dated May 1, 2025, by and among Fidelity National Information Services, Inc.,each lender from time to time party thereto and Goldman Sachs Bank USA,as Administrative Agent.	8-K	001-16427	10.1	5/6/2025	
10.42	Amendment No. 1, dated August 1, 2024,to Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan. (1)	10-Q	001-16427	10.1	11/4/2024	
10.43	Amendment No. 1, dated July 31, 2024,to the Fidelity National Information Services, Inc. Employee Stock Purchase Plan effective July 2024. (1)	10-Q	001-16427	10.2	11/4/2024	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.44	Fidelity National Information Services,Inc. U.S. Executive Severance Plan, as adopted September 1, 2024. (1)	10-Q	001-16427	10.3	11/4/2024	
19.1	Securities Trading Policy	10-K	001-16427	19.1	2/13/2025	
21.1	Subsidiaries of the Registrant.					*
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP).					*
31.1	Certification of Stephanie Ferris, Chief Executive Officer of Fidelity National Information Services, Inc., pursuant to rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Certification of James Kehoe, Chief Financial Officer of Fidelity National Information Services, Inc., pursuant to rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
32.1	Certification of Stephanie Ferris, Chief Executive Officer of Fidelity National Information Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*
32.2	Certification of James Kehoe, Chief Financial Officer of Fidelity National Information Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*
97	Excess Incentive Compensation Clawback Policy.	10-K	001-16427	97	2/26/2024	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					*

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit (101).					*

(1) Management contract or compensatory plan or arrangement.

*Filed or furnished herewith

+ Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Item 16.   *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Date: February 24, 2026   By: /s/ Stephanie Ferris

Stephanie Ferris

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:	February 24, 2026	By:	/s/ James Kehoe
			James Kehoe
			Chief Financial Officer
			(Principal Financial Officer)
Date:	February 24, 2026	By:	/s/ Alexandra Brooks
			Alexandra Brooks
			Chief Accounting Officer
			(Principal Accounting Officer)
Date:	February 24, 2026	By:	/s/ Stephanie Ferris
			Stephanie Ferris
			President, Chief Executive Officer and Director
Date:	February 24, 2026	By:	/s/ Jeffrey A. Goldstein
			Jeffrey A. Goldstein
			Chairman of the Board
			Director
Date:	February 24, 2026	By:	/s/ Nicole Anasenes
			Nicole Anasenes
			Director
Date:	February 24, 2026	By:	/s/ Mark D. Benjamin
			Mark D. Benjamin
			Director
Date:	February 24, 2026	By:	/s/ Anil S. Chakravarthy
			Anil S. Chakravarthy
			Director
Date:	February 24, 2026	By:	/s/ Kourtney Gibson
			Kourtney Gibson
			Director
Date:	February 24, 2026	By:	/s/ Lisa A. Hook
			Lisa A. Hook
			Director
Date:	February 24, 2026	By:	/s/ Kenneth T. Lamneck
			Kenneth T. Lamneck
			Director

Date: February 24, 2026   By: /s/ Gary L. Lauer
                                Gary L. Lauer
                                Director

Date: February 24, 2026   By: /s/ James B. Stallings, Jr.
                                James B. Stallings, Jr.
                                Director

Publications

The company's Annual Report on Form 10-K and quarterly reports on Form 10-Q are available on the Investor Relations section of the company's website at www.fisglobal.com.

Certifications

FIS filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025. FIS submitted the required annual CEO certification to the New York Stock Exchange (NYSE) in accordance with Section 303A.12 of the NYSE Listed Company Manual.

Audit Committee

Nicole M. Anasenes, Chair
Anil Chakravarthy
Kourtney K. Gibson
Lisa A. Hook

Risk and Technology Committee

Lisa A. Hook, Chair
Nicole M. Anasenes
Mark D. Benjamin
Kourtney K. Gibson

Compensation Committee

Gary L. Lauer, Chair
Mark D. Benjamin
Jeffrey A. Goldstein
Kenneth T. Lamneck
James B. Stallings, Jr.

Corporate Governance, Nominating and Sustainability Committee

Kenneth T. Lamneck, Chair
Jeffrey A. Goldstein
Gary L. Lauer
James B. Stallings, Jr.

Executive Committee

Jeffrey A. Goldstein, Chair
Nicole M. Anasenes
Stephanie L. Ferris
Lisa A. Hook
Kenneth T. Lamneck
Gary L. Lauer

Annual Meeting of Shareholders

The Annual Meeting of Sharholders will be held virtually at 10:00 a.m. Eastern Time on June 10, 2026, at www.virtualshareholdermeeting.com/FIS2026

Independent Registered Public Accounting Firm

KPMG LLP
501 Riverside Avenue, Suite 500
Jacksonville, FL 32202

Stock Exchange Listing

Fidelity National Information Services, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol "FIS".

Investor Relations

George Mihalos
Senior Vice President
Investor Relations
904.438.6438
georgios.mihalos@fisglobal.com

Shareholder Relations

Computershare
P.O. Box 43006
Providence, RI
02940-3006
800.568.3476

FIS | Advancing the way the world pays, banks and invests ™

888.323.0310
moreinformation@fisglobal.com
www.fisglobal.com

FIS Annual Report 2025